AMENDED AND RESTATED CREDIT AGREEMENT
dated as of
January 19, 2022
among
SIERRA WIRELESS, INC.
as Borrower,
The Other Loan Parties From Time To Time Party Hereto,
and
CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent, Issuing Lender and Swingline Lender,
and
THE LENDERS FROM TIME TO TIME PARTY HERETO
_____________________________________________

TABLE OF CONTENTS
    (i)

    (ii)

    (iii)

    (iv)

    (v)

SECTION 11.23 Waiver of Consequential Damages, Etc.	- 97 -
SECTION 11.24 Confirmation and Reaffirmation.	- 97 -
SCHEDULES:
Schedule 2.01 - Commitments of Lenders
Schedule 4.07 - Certain Title Matters
Schedule 4.08 - Subsidiaries
Schedule 4.09 - Litigation and Compliance with Laws
Schedule 4.10 - Tax Returns/Remittances
Schedule 4.13 - Environmental Matters
Schedule 4.15 - Lien Filing Offices
Schedule 4.17 - Real Properties
Schedule 4.18 - Intellectual Property
Schedule 4.19 - Business
Schedule 4.20 - Liens
Schedule 4.21 - Indebtedness and Guarantors
Schedule 4.24 - Chief Executive Office and Legal Name
Schedule 4.25 - Equipment
Schedule 4.26 - Corporate Names
Schedule 4.27 - Deposit Accounts
Schedule 4.28 - Material Serial Numbered Goods
Schedule 7.01 - Treasury Investment Policy

EXHIBITS AND APPENDIX:
Exhibit A - Form of Assignment and Acceptance Agreement
Exhibit B - Form of Notice of Borrowing
Exhibit C - Form of Notice of Conversion or Continuation
Exhibit D - Form of Compliance Certificate
Exhibit E - Form of Borrowing Base Certificate
Appendix I – BDC Term Facility Terms and Conditions
    (vi)

AMENDED AND RESTATED CREDIT AGREEMENT
THIS AMENDED AND RESTATED CREDIT AGREEMENT, dated as of January 19, 2022, is by and among Sierra Wireless, Inc., as Borrower, the other Loan Parties from time to time party hereto, the lenders from time to time parties hereto (the “Lenders”), as lenders, and Canadian Imperial Bank of Commerce, as Administrative Agent, Issuing Lender and Swingline Lender.
WITNESSETH:
WHEREAS, the Borrower, as borrower, the Lenders, as lender, the Administrative Agent, as administrative agent, issuing lender and swingline lender, and certain other loan parties, as guarantors and obligors, are parties to a credit agreement dated July 31, 2018, as amended by a first amending agreement dated June 26, 2019, a second amending agreement dated April 30, 2020, a third amending agreement dated July 22, 2020, a fourth amending agreement dated September 25, 2020, a fifth amending agreement dated February 17, 2021 and a sixth amending agreement dated September 29, 2021 (collectively, the “Original Credit Agreement”), whereby the Lenders made certain loans available to the Borrower;
WHEREAS, the Borrower has requested that the Lenders (such term and each other capitalized term used but not otherwise defined in the preamble or in the recitals having the meaning specified in Article I) amend and restate the Original Credit Agreement and, in connection therewith, make the Loans in an aggregate principal amount at any time outstanding not in excess of the Commitment (including the Swingline Loans in an aggregate principal amount at any time outstanding not in excess of the Swingline Commitment);
WHEREAS, the Borrower also has requested that the Issuing Lender continue to issue Letters of Credit from time to time;
WHEREAS, from and after the Closing Date the proceeds of the Loans will be used for general corporate purposes of the Loan Parties, including financing working capital, Permitted Acquisitions and Capital Expenditure;
WHEREAS, the Lenders are willing to amend and restate the terms of the Original Credit Agreement and extend such credit to the Borrower, and the Issuing Lender is willing to continue to issue Letters of Credit for the account of the Borrower, in each case on the terms and subject to the conditions set forth herein; and
NOW, THEREFORE, for and in consideration of the above premises and the mutual covenants and agreements contained herein, the Borrower, the other Loan Parties, the Lenders, the Administrative Agent, the Issuing Lender hereby and the Swingline Lender agree as follows:
Article I

DEFINITIONS
Section 1.01Defined Terms. As used in this Credit Agreement (including the Schedules hereto), the following terms shall have the meanings specified below:
“Acceptance Fee” shall mean a fee payable in Dollars by the Borrower to the Administrative Agent for the account of a Lender with respect to the acceptance of a B/A on the date of such acceptance, calculated on the face amount of the B/A at the rate per annum applicable on such date as set forth in the column labelled “B/A Margin” in the definition of the term “Applicable Rate” set forth herein on the basis of the number of days in the applicable Contract Period (including the date of acceptance and excluding the date of maturity) and a year of 365 days.
“Account” shall have the meaning given to such term in the PPSA or the UCC, as applicable, or such analogous meaning under applicable law.

“Account Debtor” shall mean any Person who is or may become obligated with respect to, or on account of, an Account.
“Adjusted EBITDA” shall mean, for any period with respect to any Loan Party, the Net Income of such Loan Party for such period, increased by the sum of (without duplication):
(a)Income Tax Expense for such period;
(b)Interest Expense for such period;
(c)Depreciation Expense for such period;
(d)non-cash stock compensation; and
(e)cash distributions paid by Non-Guarantor Subsidiaries,
in each case to the extent that such amounts were deducted in the calculation of Net Income for such period, and
(f)decreased or increased by the sum of extraordinary items, unusual or non-recurring items, to the extent included in Net Income for such period.
For greater certainty,  any costs that a Loan Party is required to expense as a result of changes in accounting rules under GAAP for acquisitions and  any foreign exchange non-cash gains or losses, shall not be included for purposes of calculating Adjusted EBITDA.
“Administrative Agent” shall mean Canadian Imperial Bank of Commerce (and its successors and assigns, which shall include any entity resulting from a merger or consolidation).
“Administrative Agent’s Counsel” shall mean Borden Ladner Gervais LLP or such other counsel and local counsel in the Applicable Jurisdictions as the Administrative Agent may from time to time retain.
“Administrative Questionnaire” shall mean an administrative questionnaire in the form supplied from time to time by the Administrative Agent.
“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. For purposes of this definition, neither the Administrative Agent nor any Affiliate of the Administrative Agent shall be deemed to be an Affiliate of a Loan Party solely by reason of its security interest in or ownership of or right to vote any Indebtedness or equity securities of such Loan Party.
“AML Legislation” is defined in Section 11.19.
“Anti-Corruption Laws” is defined in Section 4.34.
“Anti-Terrorism Laws” is defined in Section 4.36.
“Applicable Jurisdictions” shall mean, Canada, the United States of America, the United Kingdom, Hong Kong, Australia and Grand Duchy of Luxembourg.
“Applicable Rate” shall mean, for any day, with respect to the Loans, the applicable percentage set forth below under the caption “Prime Rate Margin”, “B/A Margin”, “US Base Rate Margin”, “LIBOR Margin” or “LC Issuance Fee”, as the case may be, based upon the Total Leverage Ratio as of the relevant date of determination:

Tier	Total Leverage Ratio	Prime Rate Margin / US Base Rate Margin	B/A Margin / LIBOR Margin / LC Issuance Fee	Standby Fee (unused Commitment)
I	Greater than or equal to 1.00 to 1.00	1.50%	2.75%	0.55%
II	Less than 1.00 to 1.00	1.00%	2.25%	0.45%
Each change in the Applicable Rate resulting from a change in the Total Leverage Ratio shall be effective with respect to all Loans, Commitments and Letters of Credit on the date that the financial statements and certificates required by Section 6.06 are required to be delivered to the Administrative Agent, based upon the Total Leverage Ratio as of the end of the most recent Fiscal Quarter included in such financial statements so delivered, and shall remain in effect until the date immediately preceding the next required date of delivery of such financial statements and certificates indicating another such change. Notwithstanding the foregoing:
(a)in the case of Bankers’ Acceptances and LIBOR Loans, a change in the Applicable Rate as of the end of the most recent Fiscal Quarter will apply on the maturity date of such Bankers’ Acceptances or the LIBOR Interest Period in respect of such LIBOR loans, as applicable;
(b)until delivery by the Borrower of its financial statements and corresponding Compliance Certificate for the first full Fiscal Quarter following the Closing Date, the Applicable Rate shall be deemed to be a rate not less than the rate applicable to Tier II in the table set forth above;
(c)if the Borrower fails to deliver any of the financial statements and certificates as required in accordance with Section 6.06(a), Section 6.06(b), or Section 6.06(c), the Applicable Rate shall be deemed to be the rate applicable to Tier I in the table set forth above, from the date that such financial statements and certificates were due, until such financial statements and certificates are delivered; and
(d)during any period when EBITDA is a negative figure pursuant to the financial statements and certificates as required in accordance with Section 6.06(a), Section 6.06(b), or Section 6.06(c), the Applicable Rate shall be deemed to be the rate applicable to Tier I in the table set forth above, from the date that such financial statements and certificates delivered to the Administrative Agent evidence that EBITDA is a negative figure, until such time that such financial statements and certificates delivered to the Administrative Agent evidence that EBITDA is no longer a negative figure.
“Asset Sale” shall mean the sale, transfer or other disposition (including any casualty or condemnation) by a Loan Party to any Person other than a Loan Party of  any Equity Interests in any Person (other than its own Equity Interest) or  any other asset or right of such Loan Party.
“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an assignee (with the consent of any Person whose consent is required by Section 11.05), containing the terms and conditions set out in Exhibit A or such other terms and conditions as shall be approved by the Administrative Agent.

“Australia” means the Commonwealth of Australia (and “Australian” shall be construed accordingly).
“Australian Code of Banking Practice” means the “Code of Banking Practice” or the “Banking Code of Practice” as published from time to time by the Australian Banking Association, as amended, revised or amended and restated from time to time.
“Australian Corporations Act” means the Corporations Act 2001 (Commonwealth of Australia).
“Australian Guarantor” means M2M Connectivity Australia Pty Ltd (formerly named Sierra Wireless (Australia) Pty Limited) ACN 131 093 153 incorporated in Australia, M2M One Pty Ltd ACN 130 158 888 incorporated in Australia, or any other Guarantor registered or with operations or assets in Australia from time to time.
“Australian PPSA” means the Personal Property Securities Act 2009 (Commonwealth of Australia).
“Availability Period” shall mean the period commencing on the Closing Date and ending on the Maturity Date.
“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of a LIBOR Interest Period (or the applicable equivalent thereof in respect of any successor rate) or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.
“B/A Loan” shall mean a Borrowing comprised of one or more Bankers’ Acceptances.
“Bailee Waiver” is defined in Section 6.21.
“Bankers’ Acceptance” and “B/A” shall mean a non-interest bearing instrument denominated in Canadian Dollars, drawn by the Borrower and accepted by a Lender in accordance with this Credit Agreement, and shall include a depository note within the meaning of the Depository Bills and Notes Act (Canada) and a bill of exchange within the meaning of the Bills of Exchange Act (Canada).
“BDC Term Facility” is defined in Appendix I attached hereto and, for greater clarity, shall not include the loans and credit advanced to, or made available to, the Borrower or any other Loan Party pursuant to the Subordinate Credit Agreement.
“Benchmark” means, initially, LIBOR; provided that if a replacement of the Benchmark has occurred pursuant to Section 2.17, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.
“Benchmark Replacement” means, for any Available Tenor:
(a)For purposes of clause (a) of Section 2.17, the first alternative set forth below that can be determined by the Administrative Agent:
(i)the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three-months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months’ duration; or
    x

(ii)the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of LIBOR with a SOFR-based rate having approximately the same length as the interest payment period specified in clause (a) of Section 2.17; and
(b)For purposes of clause (b) of Section 2.17, the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. Dollar-denominated syndicated credit facilities at such time;
provided that, if the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.
“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day”, the definition of “LIBOR Interest Period”, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).
“Benchmark Transition Event” means, with respect to any then-current Benchmark other than LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.
“Benefit Plans” shall mean all employee benefit plans of any nature or kind whatsoever (other than the Pension Plans) that are maintained or contributed to by a Loan Party.
“Branch of Account” means the branch of Canadian Imperial Bank of Commerce, located at 400 Burrard Street, Vancouver, BC, V6C 3A6, or such other branch or branches in British Columbia as may be designated by the Administrative Agent from time to time.
“Borrower” shall mean Sierra Wireless, Inc., and each of its successors and assigns.
“Borrower Security Agreement” shall mean the general security agreement, debenture, or equivalent agreement pursuant to the applicable laws of any other jurisdiction, granted by the

Borrower in favour of the Administrative Agent, whereby the Borrower has granted or will grant a security interest, mortgage, charge, assignment or pledge in all of its present and after-acquired personal property located in the Applicable Jurisdictions or subject to the laws of the Applicable Jurisdictions in favour of the Administrative Agent, in form and substance acceptable to the Administrative Agent.
“Borrowing” shall mean a group of Loans of the same Type, and denominated in the same currency, made, converted or continued by a Lender on a single date and as to which (in the case of a B/A Loan or LIBOR Loan) a single Contract Period is in effect.
“Borrowing Base” shall mean at any time an amount equal to the sum at such time of: (i) seventy-five percent (75%) of Eligible Accounts; plus (ii) fifty percent (50%) of the cost value (as determined by an appraisal firm acceptable to Administrative Agent) of Eligible Inventory, subject to a maximum of $15,000,000; less (iii) an amount equal to all Priority Payables of the Borrower and reserves, established by Administrative Agent from time to time in its good faith discretion.
“Borrowing Base Certificate” means a certificate substantially in form of Exhibit E.
“Business Day” means a day of the year, other than Saturday, Sunday or legal holiday in the Provinces of British Columbia or Ontario, on which  in respect of notices, determinations, payments or advances relating to US Base Rate Loans, the Administrative Agent is open for normal banking business at its executive offices in Toronto, Ontario, the Branch of Account and its principal office in New York, New York,  in respect of notices, determinations, payments or advances relating to LIBOR Loans, the Administrative Agent is open for normal banking business at its executive offices in Toronto, Ontario, the Branch of Account and its principal offices in New York, New York and London, England, and  for all other purposes, the Administrative Agent is open for normal banking business at its executive offices in Toronto, Ontario and the Branch of Account, provided, however, that when used in connection with a Letter of Credit, the term “Business Day” shall also exclude any day on which banks are not open for business in the jurisdiction in which the lending office of the Administrative Agent is located.
“Business Unit” shall mean the assets constituting the business, or a division or operating unit thereof, of any Person.
“Canadian DB Pension Plan” shall mean a Canadian Pension Plan, which contains a “defined benefit provision”, as that term is defined in subsection 147.1(1) of the ITA.
“Canadian Dollars” and “CDN $” means lawful monies of Canada.
“Canadian Pension Plan” shall mean any “pension plan” that is subject to any pension standards legislation in Canada or any province thereof, which is sponsored, administered, maintained, contributed to or required to be sponsored, administered, maintained or contributed to by any Loan Party.
“Capital Expenditure” shall mean, for any period, all amounts that would be included as additions to property, plant and equipment and other capital expenditure on a consolidated statement of cash flows for the Loan Parties during such period in accordance with GAAP (excluding capitalized interest but including the portion of Finance Lease Obligations originally incurred during such period that are capitalized).
“Cash Proceeds” shall mean, with respect to any Asset Sale, cash, cash equivalents or marketable securities received from such Asset Sale, including any insurance or condemnation proceeds and proceeds received by way of deferred payment pursuant to a note receivable or otherwise.
“CDOR Rate” shall mean, on any day, the annual rate of interest which is the rate determined by the Administrative Agent as being the arithmetic average of the rates applicable to Dollar bankers’ acceptances having identical issue and comparable maturity dates as the Bankers’

Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Services as at approximately 10:15 a.m. (Toronto time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent in good faith after 10:15 a.m. (Toronto time) to reflect any error in a posted rate of interest); provided, however, if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the discount rate quoted by the Administrative Agent (determined as of 10:00 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Borrower on such day, or if such day is not a Business Day, then on the immediately preceding Business Day. For greater certainty, if the CDOR Rate determined as hereinabove contemplated is less than zero, it shall be deemed to be zero.
“Change of Control” shall mean:
(a)any transaction or event (including, without limitation, an issuance, sale or exchange of Equity Interests, an acquisition, merger, reorganization, amalgamation, combination, consolidation, or similar transaction, or a dissolution or liquidation) occurring on or after the date hereof (whether or not approved by the board of directors of the Borrower) as a direct or indirect result of which any Person, or group of Persons acting jointly or in concert, acquires beneficial ownership or voting control or direction of more than 50% of the outstanding voting Equity Interests of the Borrower; or
(b)the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither:  nominated by the board of directors of the Borrower, nor  appointed by directors so nominated.
“Change of Law” shall mean any change in applicable law or regulation or in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof (whether or not having the force of law); provided that notwithstanding anything herein to the contrary,  the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and  all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change of Law”, regardless of the date enacted, adopted or issued.
“Closing Date” shall mean the date hereof.
“Collateral” shall mean, with respect to any Loan Party, all of its present and future right, title and interest in and to any property of any kind with respect to which it grants any Lien pursuant to any Security Document granted by it to the Administrative Agent.
“Commitment” shall mean with respect to each Lender, such Lender’s Commitment to make the Loans hereunder in the amounts set forth on Schedule 2.01 (which includes, without duplication, the Swingline Commitment of the Swingline Lender), as the same may be  reduced from time to time pursuant to Section 2.08 and  reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 11.05; and the Commitment also includes, without duplication, the commitment of the Issuing Lender to issue Letters of Credit in an aggregate face amount at any time outstanding not exceeding the LC Exposure Limit.
“Compliance Certificate” is defined in Section 6.06(c).
“Contract Period” shall mean  the term of a B/A Loan selected by the Borrower in accordance with Section 2.16, commencing on the date of such B/A Loan and expiring on a Business Day which shall be either one, two or three months thereafter (in each case, subject to availability as determined by the Administrative Agent); and  the LIBOR Interest Period with respect to any

LIBOR Loan; provided that  subject to clause (ii) below, each such period shall be subject to such extensions or reductions as may be determined by the Administrative Agent to ensure that each Contract Period shall expire on a Business Day, and  no Contract Period shall extend beyond the Maturity Date.
“Control” of a Person shall mean the possession, directly or indirectly, of the power to elect a majority of the members of the board of directors, whether through the ownership of voting securities or other Equity Interests, by contract or otherwise. “Controlling” and “Controlled” shall have meanings correlative thereto.
“Covenant Waiver Period” shall mean the period beginning with the Fiscal Quarter ending on December 31, 2021 and ending with the Fiscal Quarter ending December 31, 2022, inclusive.
“Credit Agreement” shall mean this amended and restated credit agreement, as may be amended, restated, renewed, extended, replaced or otherwise modified from time to time.
“Credit Event” is defined in Article V.
“Credit Utilization” shall mean, at any time of determination, the aggregate principal amount of Loans outstanding at such time, including any LC Exposure at such time.
“Currency Agreements” means  any contract for the sale, purchase or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged),  any currency swap agreements, option contracts, futures contracts, options on futures contracts, spot or forward contracts or other agreements to purchase or sell currency or any other similar arrangements related to movements in the rates of exchange of currencies, or  other similar derivatives transactions or any other contract or arrangement having the same economic effect as the foregoing, whether at, above or below current market prices.
“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.
“Default” shall mean any event or condition that upon notice, lapse of time or both would constitute an Event of Default.
“Default Rate” is defined in Section 2.07.
“Deposit Account” shall mean, with respect to any Person, any demand, time, savings, passbook or similar account of such Person maintained with a bank, savings and loan association, credit union or similar organization, whether now owned or existing or hereafter acquired or arising.
“Depreciation Expense” means, for any period, the depreciation, amortization, depletion and other like reductions to income of a Person for such period not involving any outlay of cash, determined on a consolidated basis, in accordance with GAAP.
“Discount Proceeds” shall mean, with respect to any B/A, an amount equal to the result of the following mathematical formula, rounded to the nearest whole cent:
where,
“A” is the Discount Rate;
“B” is the number of days comprised in the Contract Period selected by the Borrower with respect to the relevant B/A’s such Lender is requested to issue; and

“C” is 365;
“Discount Rate” shall mean, as applicable to a B/A being purchased by a Lender on any day, the CDOR Rate.
“Dollars” and “$” shall mean lawful currency of the United States of America.
“Dollar Equivalent” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at approximately 12:00 noon (Toronto time) on the Business Day that such conversion is to be made (or, if such conversion is to be made before noon, then at approximately noon on the immediately preceding Business Day); provided that if such rate is no longer quoted at noon (Toronto time), it shall mean the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the immediately preceding Business Day, and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Administrative Agent in Toronto, Ontario in accordance with its normal practice.
“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.
“Early Opt-in Election” means the occurrence of:
(a)a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review); and
(b)the joint election by the Administrative Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.
“EBITDA” shall mean:
(i)except as provided in paragraph (ii) of this definition, Standard EBITDA; or
(ii)for any period during which the Standard EBITDA of the Loan Parties represents less than seventy percent (70%) of the consolidated EBITDA of the Borrower pursuant to the reporting provided in Section 6.06(e), Adjusted EBITDA, and, for greater certainty, for the purposes of calculating the trailing twelve-month EBITDA of the Borrower pursuant to Section 7.17, shall mean Standard EBITDA of the Borrower on a consolidated basis.
“Eligible Accounts” shall mean, at any time, the invoice amount (which shall be the Dollar Equivalent at such time of any amount denominated in Canadian Dollars, Euro, Sterling, Australian dollars or Hong Kong dollars) owing on each Account of the Borrower or Sierra Wireless America, Inc. (net of any credit balance, returns, trade discounts, contras, unapplied cash, unbilled amounts, tax refunds that have not yet been received or retention or finance charges or any other dilutive factors) which meets such standards of eligibility as Administrative Agent shall establish from time to time, acting reasonably; provided that, in any event, no account shall be deemed an Eligible Account unless each of the following statements is accurate and complete (and by including such Account in any computation of the Borrowing Base, Borrower shall be deemed to represent and warrant to Administrative Agent the accuracy and completeness of such statements and the compliance of each such Account with each such other eligibility standard established by Administrative Agent):
(a)such Account is a binding and valid obligation of the obligor thereon and is in full force and effect;
(b)such Account is evidenced by an invoice and is payable in either Dollars, Canadian Dollars, Euros, Sterling, Australian dollars or Hong Kong dollars;
(c)such Account is genuine as appearing on its face or as represented in the books and records of the either the Borrower or Sierra Wireless America, Inc.;
(d)such Account is free from claims regarding rescission, cancellation or avoidance, whether by operation of applicable law or otherwise;
(e)payment of such Account is less than 91 days past the invoice date thereof;
(f)such Account is net of concessions, offset, deduction, contras, returns, chargebacks or understandings with the obligor thereon that in any way could reasonably be expected to adversely affect the payment of, or the amount of, such Account;
(g)Administrative Agent, for the benefit of the Lenders, has a first-priority perfected Lien covering such Account and such Account is, and at all times will be, free and clear of all other Liens, other than Permitted Liens;
(h)the obligor on such Account is not an Affiliate or a director, officer or employee of either of the Borrower or Sierra Wireless America, Inc.;
(i)such Account arose in the ordinary course of business of the Borrower or Sierra Wireless America, Inc. out of the sale of goods or services by either the Borrower or Sierra Wireless America, Inc.;
(j) such Account is not payable by an obligor in respect of which 25% or more (by amount) of the total aggregate Accounts owed to the Borrower or Sierra Wireless America, Inc. by such obligor or any of its Affiliates are more than 91 days past the invoice date thereof;
(k)all material consents, licenses, approvals or authorizations of, or registrations or declarations with, any Governmental Authority required to be obtained, effected or given in connection with the execution, delivery and performance of such Account by each party obligated thereunder, or in connection with the enforcement and collection thereof by Administrative Agent, have been duly obtained, effected or given and are in full force and effect;
(l)the obligor on such Account is not an individual (other than with respect to sole proprietorships), and is not the subject of any bankruptcy or insolvency proceeding, does not have a trustee or receiver appointed for all or a substantial part of its property, has not made an assignment for the benefit of creditors, admitted its inability to pay its debts as they mature, suspended its business or initiated negotiations regarding a compromise of its debt with its creditors, and Administrative Agent is otherwise satisfied with the credit standing of such obligor;
(m)the chief executive office of the obligor of such Account is located in the United States of America or Canada and the obligor of such Account is organized and existing under the laws of the United States of America or a state thereof or the federal laws of Canada, a province or territory thereof;
(n)the obligor of such Account is not a Governmental Authority, if the enforceability or effectiveness against such Governmental Authority of an assignment of such Account is subject to any precondition which has not been fulfilled;
(o)in respect of an Account arising from the sale of goods, the subject goods have been completed, sold and shipped, on a true sale basis on open account, or subject to contract, and not on consignment, on approval, on a “sale or return” basis, or on a “bill and hold” basis or “pre-sale” basis or subject to any other repurchase or return agreement; no material part of the subject goods has been returned, rejected, lost or damaged; and such Account is not evidenced by chattel paper or a promissory note or an instrument of any kind, unless such chattel paper, promissory note or other instrument has been delivered to Administrative Agent and is subject to a Lien under the Security Documents;
(p)each of the representations and warranties set forth herein with respect to such Account is true and correct in all material respects on such date;
(q)a cheque, promissory note, draft, trade acceptance or other instrument has not been received with respect to such Account, presented for payment and returned uncollected for any reason;
(r)such Account is not in respect of a volume rebate;
(s)such Account is not a pre-billed account or an account arising from progress billing;
(t)the assignment (whether absolutely or by way of security) of such Account is not limited or restricted by the terms of the contract evidencing or relating to such Account or, if assignment of such Account is so restricted, such limitation or restriction has been complied with and the laws of the jurisdiction(s) governing the validity of such assignment do not provide that such limitation or restriction is ineffective as against the secured creditor with a security interest therein;
(u)such Account has not at any time been subject to the GRPP; and
(v)such Account is not an Account which Administrative Agent, in the exercise of its discretion, acting reasonably, has determined to be ineligible for any other reason, including Administrative Agent’s determination that the prospect of the collection of such Account is impaired or that the Account may not be paid because of the Account Debtor’s inability to pay or any other reason as may be customary either in the commercial lending industry or in the lending practices of Administrative Agent, provided an Account which is at any time an Eligible Account, but which subsequently fails to meet any of the foregoing requirements, shall forthwith cease to be an Eligible Account. Further, with respect to any Account, if Administrative Agent at any time hereafter determines in its reasonable discretion that the prospect of payment or performance by the Account Debtor with respect thereto is materially impaired, such Account shall cease to be an Eligible Account after written notice of such determination is given to Borrower.
“Eligible Inventory” shall mean all Inventory of the Loan Parties which meets such standards of eligibility as Administrative Agent shall establish from time to time; provided that, in any event, no Inventory shall be deemed Eligible Inventory unless each of the following statements is accurate and complete (and by including such Inventory in any computation of the Borrowing Base, Borrower shall be deemed to represent and warrant to Administrative Agent the accuracy and completeness of such statements and the compliance of such Inventory with each such other eligibility standard established by Administrative Agent):

(a)such Inventory is in good condition, merchantable, meets all standards imposed by any Governmental Authority having regulatory authority over it or its use and/or sale and is not obsolete and constitutes raw materials or is a finished product that is, in each case, either currently usable or currently saleable in the normal course of business of the applicable Loan Party;
(b)such Inventory is:
(i)in the possession of a Loan Party and located on real property owned or leased by a Loan Party within the United States of America or Canada (provided that if such Inventory is located on real property leased by a Loan Party, the landlord of such real property shall have executed and delivered to Administrative Agent a Landlord Consent substantially in form and substance satisfactory to Administrative Agent); or
(ii)in the possession of a bailee within the United States of America or Canada, and such bailee shall have executed and delivered to Administrative Agent, a bailee letter substantially in form and substance satisfactory to Administrative Agent;
(c)each of the representations and warranties set forth in the Loan Documents with respect to such Inventory is true and correct on such date;
(d)Administrative Agent, for the benefit of the Lenders, has a first-priority perfected Lien covering such Inventory, and such Inventory is, and at all times will be, free and clear of all Liens other than Permitted Liens;
(e)such Inventory does not include goods (i) that are not owned by a Loan Party, (ii) that are held by a Loan Party pursuant to a consignment agreement, or (iii) that are special order goods or discontinued goods;
(f)such Inventory is not subject to repossession under any Insolvency Law except to the extent the applicable vendor has entered into an agreement with Administrative Agent, in form and substance reasonably satisfactory to Administrative Agent, waiving its right to repossession;
(g)such Inventory does not consist of store room materials, supplies, spare parts, samples, prototypes, or shipping materials;
(h)such Inventory does not consist of goods that are discontinued, obsolete, expired, slow-moving or returned, rejected or repossessed or used goods taken in trade;
(i)such Inventory is not evidenced by negotiable documents of title unless delivered to Administrative Agent with endorsements satisfactory to Administrative Agent;
(j)such Inventory does not constitute Hazardous Substances;
(k)such Inventory is covered by casualty insurance;
(l)such Inventory has been appraised by an appraisal firm acceptable to the Administrative Agent in its sole discretion and the Administrative Agent shall have received and be satisfied with the latest appraisal report in respect of such Inventory;
(m)such Inventory is not Inventory which Administrative Agent has determined in the exercise of its reasonable discretion that Administrative Agent may not sell or otherwise dispose of in accordance with the terms of the applicable Security Documents without infringing upon the rights of another Person or violating any contract with any other Person; and

(n)such Inventory is not Inventory which Administrative Agent, in the exercise of its good faith credit discretion, reasonably determines to be not acceptable for any other reasons, including those which are customary either in the commercial lending industry or in the lending practices of the Lenders.
“Environmental Laws” shall mean all current and future federal, national, state, provincial, regional, foreign, local and all other laws, rules or regulations, codes, ordinances, orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder or other requirements of Governmental Authorities or the common law, relating to health, safety, or pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of, or exposure to, pollutants, contaminants, chemicals or industrial, toxic or hazardous substances, or wastes into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances, or wastes, or underground storage tanks and emissions or releases therefrom.
“Environmental Notice” shall mean the notice referred to in Section 6.17.
“Environmental Permit” shall mean a permit, licence or other approval, consent, certificate, registration or other authorization required under applicable Environmental Laws.
“Equipment” shall mean all of the equipment and machinery of the Loan Parties, from time to time used in the conduct of the business of the Loan Parties.
“Equity Interests” shall mean, with respect to any Person, any and all shares, units, interests, participations or other equivalents, including membership interests (however designated, whether voting or nonvoting), of capital of such Person, including, if such Person is a partnership, partnership interests or units (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, whether outstanding on the Closing Date or thereafter.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with a Loan Party, is treated as a single employer under Section 414(b) or (c) of the IRC or, solely for purposes of Section 302 of ERISA and Section 412 of the IRC, is treated as a single employer under Section 414(b), (c), (m) or (o) of the IRC.
“ERISA Event” means  any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a US Plan (other than an event for which the 30-day notice period is waived);  the determination that any US Pension Plan, is considered an at-risk plan or that any US Pension Plan, is endangered or is in critical status within the meaning of Sections 430, 431 or 432 of the IRC or Sections 303, 304 or 305 of ERISA, as applicable;  the incurrence by a Loan Party or any ERISA Affiliate of any liability under Title IV of ERISA, other than for PBGC premiums not yet due;  the receipt by a Loan Party or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any US Pension Plan or to appoint a trustee to administer any US Pension Plan or the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any US Pension Plan;  the appointment of a trustee to administer any US Pension Plan;  the withdrawal of a Loan Party or any ERISA Affiliate from a US Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or the cessation of operations by a Loan Party or any ERISA Affiliate that would be treated as a withdrawal from a US Pension Plan under Section 4062(d) of ERISA;  the partial or complete withdrawal by a Loan Party or any ERISA Affiliate from any US Multiemployer Plan or a notification that a US Multiemployer Plan is insolvent; or  the taking of any action to terminate any US Pension Plan under Section 4041 or 4041A of ERISA.

“Event of Default” is defined in Article VIII.
“Excluded Accounts” shall mean those Deposit Accounts listed in Part II of Schedule 4.27, provided that the amount held in any such Excluded Accounts shall not exceed $100,000 in the aggregate at any time.
“Excluded Cash Collateral” shall mean [Redacted: commercially sensitive information].
“Exempt Acquisition” shall mean any Permitted Acquisition made pursuant to Section 7.06(b) whereby:
(a)the total cash consideration for such Permitted Acquisition is less than $10,000,000;
(b)the total value of all real and personal property and other assets owned by the Business Unit acquired in such Permitted Acquisition is less than $10,000,000 in the aggregate;
(c)the trailing twelve month EBITDA of the Business Unit acquired in such Permitted Acquisition is less than $500,000 at the time of such Permitted Acquisition and on each anniversary of such Permitted Acquisition thereafter; and
(d)such Permitted Acquisition will not cause the aggregate number of all Exempt Acquisitions in any Fiscal Year to exceed three (3), provided that, if at any time, the criteria set out in the foregoing paragraphs (b) and (c) shall fail to be true, as determined by the Administrative Agent in its sole discretion, such Permitted Acquisition shall no longer be an Exempt Acquisition.
“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.
“Finance Lease” is defined in the definition of the term “Finance Lease Obligations”.
“Finance Lease Obligations” of any Person shall mean the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof (each, a “Finance Lease”), which obligations are required to be classified and accounted for as finance leases on a balance sheet of such Person under GAAP. For the purposes of this Credit Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time, determined in accordance with GAAP.
“Financial Officer” of any Person shall mean the chief financial officer, vice president finance, director treasury or similar officer of such Person.
“Fiscal Quarter” shall mean, with respect to any Loan Party, a three month period ending on the last day of March, June, September and December of each Fiscal Year of such Loan Party.
“Fiscal Year” shall mean the Fiscal Year of the Borrower beginning in each case on January 1 of any calendar year and ending on December 31 of that calendar year.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBOR.
“French Permitted Liens” shall mean, with respect to any French Subsidiary, any of the following:
(a)Liens for Taxes  not yet due and payable; or  which are being contested in good faith by appropriate proceedings diligently pursued, provided that full provision for the payment of all such Taxes known to such Person has been made on the books of such Person if and to the extent required by generally accepted accounting principles in France;
(b)Liens arising by operation of law;
(c)Liens arising in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits or under French pension standards legislation for amounts withheld from employees’ pay but not yet due to the plan, that are not overdue or are being contested in good faith by appropriate proceedings diligently pursued, provided that that in any such case full provision for the payment of such Liens has been made on the books of such Person if and to the extent required by generally accepted accounting principles in France;
(d) Liens incurred or deposits made in the ordinary course of business to secure the performance of bids, tenders, statutory obligations, obligations to public utilities or Governmental Authorities, fee and expense arrangements with trustees and fiscal agents (exclusive of obligations incurred in connection with the borrowing of money or the payment of the deferred purchase price of property) and  Liens (ranking subsequent in priority to the Liens securing the Obligations) securing surety, indemnity, performance, appeal and release bonds, in the case of either clause (i) or (ii), securing such obligations in an amount outstanding at any time not to exceed individually or in the aggregate $250,000, provided that full provision for the payment of all such obligations has been made in the books of such Person if and to the extent required by generally accepted accounting principles in France;
(e)attachments, judgments and other similar Liens arising in connection with court proceedings; provided, however, that the judgment  is being actively contested in good faith and by appropriate proceedings diligently pursued, provided that in any such case full provision for the payment of such Liens has been made on the books of such Person if and to the extent required by generally accepted accounting principles in France, or  is promptly satisfied by that Person and does not result in an Event of Default;
(f)Liens arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a French Subsidiary in the ordinary course of business and on the supplier’s standard or usual terms and not arising as a result of any default or omission by any of the French Subsidiaries;
(g)Liens securing Intercorporate Indebtedness, to the extent otherwise permitted hereunder;
(h)other Liens securing obligations not in excess of $200,000 in the aggregate; and
(i)Liens consented to in writing by the Administrative Agent (including Liens permitted by Section 7.02, to the extent so permitted), and any reference in any of the Loan Documents to a French Permitted Lien is not intended to and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any French Permitted Lien.

“French Subsidiary” means any direct or indirect subsidiary of the Borrower, regardless of whether such subsidiary was formed before, on or after the Closing Date, which is incorporated, registered or with operations or assets in France.
“Funding Rules” means the requirements relating to the minimum required contributions (including any installment payments) to US Pension Plans and US Multiemployer Plans, as applicable, and set forth in Sections 412, 430, 431, 432 and 436 of the IRC and Sections 302, 303, 304 and 305 of ERISA.
“GAAP” Generally Accepted Accounting Principles and procedures of accounting in the United States of America, as set forth in opinions and pronouncements of the Financial Accounting Standards Board, or which otherwise have substantial authoritative support and are applicable in the circumstances as of the date of any report required herein or as of the date of an application of such principles as required herein; provided that, in the event that a change in Generally Accepted Accounting Principles and procedures of accounting in the United States of America or the application thereof to the financial statements of the Borrower and Loan Parties shall result in any ratios and covenants set out herein having a materially different economic effect, the Borrower and the Administrative Agent shall use all reasonable efforts to agree on such changes to such covenants, or to the definitions comprising the constituent elements thereof, so as to preserve the economic effect of such covenants as at the Closing Date; in the event that the Borrower and the Administrative Agent are unable to reach such agreement, all calculations thereafter made for the purpose of determining compliance with such covenants shall be made on a basis consistent with Generally Accepted Accounting Principles and procedures of accounting in the United States of America as in existence on the Closing Date.
“Governmental Authority” shall mean any federal, national, state, provincial, regional, foreign and local and all other court or governmental agency, authority, instrumentality or regulatory body.
“GRPP” shall mean the Global Receivables Purchase Program entered into among the Borrower, Sierra Wireless America, Inc. and certain other wholly-owned subsidiaries of the Borrower party thereto from time to time, as sellers (the “Sellers”), and Canadian Imperial Bank of Commerce, as purchaser, pursuant to the receivables purchase agreement dated June 26, 2019, as amended from time to time.
“Guarantee” of or by any Person shall mean any obligation, contingent or otherwise (whether or not denominated as a guarantee), of such Person guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect,  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness,  to purchase property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness or  to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness; provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee at any time shall be deemed to be an amount equal to the lesser at such time of  the stated or determinable amount of the primary obligation in respect of which such Guarantee is made or  the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guarantee (or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof).
“Guarantee Agreements” shall mean the guarantee agreements in form acceptable to the Administrative Agent entered into by each of the Guarantors for the benefit of the Administrative Agent.
“Guarantee Security Agreements” shall mean any general security agreement, debenture, or equivalent agreement pursuant to the applicable laws of any other jurisdiction, granted by each

Guarantor in favour of the Administrative Agent, whereby such Guarantor has granted or will grant a security interest, mortgage, charge, assignment or pledge in all of its present and-after acquired personal property in favour of the Administrative Agent, in form and substance acceptable to the Administrative Agent.
“Guarantor” shall mean each of the Subsidiaries of the Borrower incorporated, registered or with operations or assets in the Applicable Jurisdictions that from time to time guarantees the Obligations pursuant to a Guarantee Agreement, and “Guarantors” shall mean all such Persons together.
“Hazardous Substance” means any substance which is regulated under Environmental Laws, including any hazardous product, contaminant, toxic substance, deleterious substance, waste, dangerous goods or reportable substance.
“Hostile Take-over Bid” means any offer to purchase, or any purchase of, shares of any corporation or equity interest in any other entity, or securities convertible into or representing the beneficial ownership of, or rights to acquire, any such shares or equity interests, with a view to consummating a Permitted Acquisition, where the board of directors of such entity or corporation has not duly approved such offer to purchase or such purchase.
“Income Tax Expense” shall mean, for any period, the aggregate, without duplication and on a consolidated basis, of all Taxes, as represented on the income statement for the applicable reporting period, on the income of a Person for such period, determined in accordance with GAAP.
“Indebtedness” of any Person shall mean all debt obligations of such Person, including without limitation and without duplication  all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, to the extent such obligations would be considered indebtedness for borrowed money in accordance with GAAP,  all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person,  all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable arising in the ordinary course of business) which constitute indebtedness under GAAP,  all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person (and in the event such Person has not assumed or otherwise become liable for payment of such obligation, the amount of Indebtedness under this clause shall be the lesser of the amount of such obligation and the fair market value of such property),  all Guarantees by such Person,  all Finance Lease Obligations of such Person,  all obligations of such Person as an account party to reimburse any bank or any other Person in respect of amounts drawn under letters of credit,  all net obligations of such Person in respect of Swap Agreements (such net obligations to be equal at any time to the termination value of such Swap Agreements that would be payable by or to such Person at such time), and  Permitted Earn Out Obligations1 to the extent they constitute indebtedness under GAAP. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, except to the extent such Indebtedness is expressly non-recourse to such Person. Notwithstanding the foregoing, Indebtedness of the Borrower shall not include the net obligations of the Borrower in respect of Swap Agreements (such net obligations to be equal at any time to the termination value of such Swap Agreements that would be payable by or to such Person at such time) for the purposes of calculating the Total Leverage Ratio.
“Indemnified Taxes” is defined in Section 2.15(a).
“Indemnitee” is defined in Section 11.06(b).
“Information” is defined in Section 11.15.
1 NTD: Confirm whether Earn-Out Obligations are still outstanding.

“Insolvency Law” shall mean, to the extent applicable
(a)the Bankruptcy and Insolvency Act (Canada);
(b)the Companies’ Creditors Arrangement Act (Canada);
(c)the United States Bankruptcy Code; or
(d)the Australian Corporations Act; or
(e)any similar federal, national, state, provincial, regional, foreign and local bankruptcy or insolvency law, in each case as now constituted or hereafter amended or enacted.
“Intercorporate Indebtedness” means Indebtedness between the Loan Parties or any of them, but for greater clarity, shall not include Indebtedness between the Loan Parties and any Subsidiary of the Borrower that is not a Loan Party.
“Interest Coverage Ratio” shall, on any date of determination, mean the ratio of:
(a)    EBITDA; to
(b)    Interest Expense,
all determined for the period of four consecutive Fiscal Quarters ending on or most recently prior to such date.
“Interest Expense” shall mean, for any period, the interest expense of a Person for such period determined on a consolidated basis in accordance with GAAP, which, for greater clarity, with respect to the Borrower, shall include without duplication the interest component of payments made by the Borrower with respect to Finance Leases, LC Issuance Fees and Standby Fees.
“Interest Rate Agreements” means  any interest rate swap, option contract, futures contract, option on futures contract, cap, floor, collar, or any other similar arrangement related to movements in interest rates or that is designed to protect against fluctuations in interest rates or to obtain the benefits of floating or fixed interest rates; or  any other similar derivatives transaction or any other contract or arrangement having the same economic effect, whether at, above or below current market prices.
“Inventory” shall mean, in respect of each Loan Party, all of such Loan Party’s present and hereafter acquired inventory (as defined in the PPSA, Australian PPSA or the UCC, as applicable) and including all merchandise, inventory and goods, and all additions, substitutions and replacements thereof, wherever located, together with all goods and materials used or usable in manufacturing, processing, packaging or shipping same in all stages of production from raw materials through work in process to finished goods, and all proceeds of any thereof (of whatever sort).
“Investment” shall mean, as applied to any Person (the “investor”), any direct or indirect purchase or other acquisition by the investor of, or a beneficial interest in, stock or other securities of, or all or substantially all of the assets of a Business Unit of, any other Person, including any exchange of equity securities for Indebtedness, or any direct or indirect loan, advance or capital contribution by the investor to any other Person, including all Indebtedness and accounts receivable owing to the investor from such other Person that did not arise from sales or services rendered to such other Person in the ordinary course of the investor’s business. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment minus any amounts  realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than a Loan Party in connection with such disposition),  constituting repayments of Investments that are loans or advances or  constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital). For purposes of this Credit Agreement, the redemption, purchase or other acquisition for value by a Loan Party of any shares of its capital stock or other Equity Interests from a Person other than another Loan Party shall be deemed to be an “Investment” by such Loan Party in its shares of capital stock or Equity Interests.
“Investment Grade Debtor” means an Account Debtor whose long-term unsecured and unsubordinated indebtedness has been rated as follows by 2 of the 3 rating agencies below:
(a)S&P:        >BBB-
(b)Moody’s:    >Baa3
(c)DBRS:        ≥ BBB-.
“IRC” means the Internal Revenue Code of 1986.
“Issuing Lender” means Canadian Imperial Bank of Commerce, in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Article III. The Issuing Lender may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Lender, in which case the term “Issuing Lender” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.
“ITA” shall mean the Income Tax Act (Canada), as amended, and any successor thereto, and any regulations promulgated thereunder.
“Landlord Consent” is defined in Section 6.21.
“LC Disbursement” shall mean any payment or disbursement made by the Issuing Lender under or pursuant to a Letter of Credit.
“LC Exposure” shall mean, at any time of determination, the sum of  the aggregate undrawn amount of all outstanding Letters of Credit and  the aggregate amount of all LC Disbursements in respect of Letters of Credit that have not been reimbursed by the Borrower or another Loan Party at such time.
“LC Exposure Limit” shall mean the aggregate amount of $10,000,000, which shall be a sublimit of the Commitment.
“LC Issuance Fee” is defined in Section 2.05(c).
“Lender” shall mean the Persons listed on Schedule 2.01 (and their respective successors, which shall include any entity resulting from a merger or consolidation), and any other Person that may from time to time become party to this Credit Agreement pursuant to an Assignment and Acceptance, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Acceptance. Unless the context otherwise requires, the term “Lenders” includes the Issuing Lender and the Swingline Lender.
“Letter of Credit Request” shall mean a properly completed notice in a form acceptable to the Issuing Lender.
“Letters of Credit” shall mean the letters of credit issued for the account of the Borrower by the Issuing Lender pursuant to the terms and conditions of Article III.

“LIBOR” means, for any LIBOR Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time), on the date that is two (2) Business Days prior to the commencement of such LIBOR Interest Period by reference to the rate set by ICE Benchmark Administration (or any display substituted therefor or any successor thereto) for deposits in Dollars (as set forth by any service selected by the Administrative Agent that has been nominated by ICE Benchmark Administration (or any display substituted therefor or any successor thereto) as an authorized information vendor for the purpose of displaying such rates) for a period equal to such LIBOR Interest Period; provided, however, that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, “LIBOR” shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in Dollars are offered for such relevant LIBOR Interest Period by major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two (2) Business Days prior to the beginning of such LIBOR Interest Period; provided however that in no event shall the LIBOR interest rate be less than zero (0).
“LIBOR Borrowing” means a Borrowing by way of direct advances in Dollars, on which Borrower has elected, pursuant to the provisions hereof this Credit Agreement, to pay interest based on LIBOR.
“LIBOR Loan” means the Loans made to the Borrower hereunder as LIBOR Borrowings, bearing interest at the rate for such advances set out in the definition of “Applicable Rate” in Section 1.01 hereof.
“LIBOR Interest Period” means with respect to a LIBOR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months (subject to availability) or such other periods as may from time to time be agreed to by the Borrower and the Administrative Agent; provided that  if any LIBOR Interest Period would end on a day other than a Business Day, such LIBOR Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such LIBOR Interest Period shall end on the next preceding Business Day,  any LIBOR Interest Period pertaining to a LIBOR Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such LIBOR Interest Period) shall end on the last Business Day of the last calendar month of such LIBOR Interest Period,  no LIBOR Interest Period shall extend beyond any date that any principal payment is scheduled to be due, and  no LIBOR Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.
“LIBOR01 Page” means the display designated as “LIBOR01 Page” on the Reuters Service (or such other page as may replace the LIBOR01 Page on that service or such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying British Bankers’ Association Interest Settlement Rates for US Dollar deposits).
“Lien” shall mean, with respect to any asset,  any mortgage, deed of trust, lien, pledge, assignment for security, hypothecation, encumbrance, charge or security interest in or on such asset,  the interest of a vendor or a lessor under any conditional sale agreement, Finance Lease or title retention agreement relating to such asset, and  in respect of collateral located in Australia, includes any “security interest” as defined in section 12 of the Australian PPSA other than any deemed security interest under section 12(3) of the Australian PPSA which does not secure the payment or performance of an obligation, and  in respect of collateral located in France any sûreté réelle including any gage immobilier, hypothèque, privilege, nantissement, gage, delegation and cession à titre de garantie et/ou fiduciaire securing the obligations of any Person or any agreement or arrangement having a similar effect.

“Liquidity” shall mean the sum of (a) the amount equal to the aggregate Commitment less the Credit Utilization, (b) the Loan Parties’ unrestricted cash held with the Administrative Agent; and (c) the Loan Parties’ unrestricted cash up to a maximum amount of $10,000,000, in each case with cash in any currency other than Dollars expressed as the equivalent amount thereof in Dollars.
“Loan Documents” shall mean this Credit Agreement, the Letters of Credit, the Security Documents, the Guarantee Agreements, the Bankers’ Acceptances, credit card agreements and all agreements, instruments and documents which create or perfect any of the Liens securing the Obligations or create any obligation between any Loan Party and the Administrative Agent, each Notice of Borrowing, Notice of Conversion or Continuation, Letter of Credit Request, Compliance Certificate, Borrowing Base Certificate and all agreements, instruments and documents that are agreed to by the Borrower and the Administrative Agent to constitute a “Loan Document” hereunder heretofore, now or hereafter executed by or on behalf of any Loan Party and delivered to or for the benefit of the Administrative Agent in connection with this Credit Agreement, and all renewals, replacements, consolidations, substitutions and extensions of any of the foregoing.
“Loan Party” shall mean each of the Borrower and the Guarantors; and “Loan Parties” shall mean all such Persons together.
“Loans” shall mean the revolving loans made by the Lenders to the Borrower pursuant to Section 2.01, including the Letters of Credit issued by the Issuing Lender for the account of the Borrower and the Swingline Loans made by the Swingline Lender for the account of the Borrower.
“Material Adverse Effect” shall mean any act, omission, event or undertaking which could reasonably be expected to, singly or in the aggregate, have a materially adverse effect upon  the business, assets, properties, liabilities, condition (financial or otherwise), results of operations or business prospects of the Loan Parties taken as a whole,  the ability of the Loan Parties taken as a whole to perform any obligations under this Credit Agreement or any other Loan Documents,  the legality, validity, binding effect, enforceability or admissibility into evidence of any Loan Document or the ability of the Administrative Agent to enforce any material rights or remedies under or in connection with any Loan Document, or  the perfection or priority of the Administrative Agent’s Lien on the Collateral.
“Maturity Date” shall mean April 30, 2023, or such other date as agreed to by Borrower and Administrative Agent in writing.
“Net Cash Proceeds” shall mean:
(a)with respect to any Asset Sale or casualty loss, the Cash Proceeds therefrom, net of  costs of sale (including payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness (other than Loans) required to be repaid under the terms thereof as a result of such Asset Sale),  taxes paid or reasonably estimated to be payable in the year such Asset Sale occurs or in the following year as a result thereof,  appropriate amounts required to be reserved for post-closing adjustments in connection with such Asset Sale, and  deductions for Indebtedness secured by any assets forming part of such Asset Sale, provided that such Indebtedness is repaid as a result of such Asset Sale; and
(b)with respect to any issuance of debt (excluding Intercorporate Indebtedness) or equity securities, the cash proceeds thereof, net of underwriting commissions or placement fees and expenses (including legal expenses) directly incurred in connection therewith.
“Net Income” shall mean, for any period, and without duplication, the net income (or loss) of a Person as determined in accordance with GAAP, for such period.

“Non-Guarantor Subsidiary” shall mean, any direct or indirect subsidiary of the Borrower, regardless of whether such subsidiary was formed before, on or after the Closing Date, which is not a Loan Party.
“Notice of Borrowing” is defined in Section 2.03(a).
“Notice of Conversion or Continuation” is defined in Section 2.09.
“Obligations” shall mean, without duplication:
(a)the due and punctual payment by the Borrower of the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans made to Borrower, when and as due under the terms of the Loan Documents, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise;
(b)each payment required to be made by the Borrower in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of LC Disbursements, interest thereon (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) and obligations to provide cash collateral, and all other monetary obligations of the Borrower to the Administrative Agent and the Lenders under this Credit Agreement and each of the other Loan Documents, including obligations to pay fees, expense reimbursement obligations and indemnification obligations, whether primary, secondary, direct, contingent, fixed or otherwise, arising under the Loan Documents (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding),
(c)the due and punctual payment of all the monetary obligations of each other Loan Party under or pursuant to this Credit Agreement and each of the other Loan Documents to which it is a party;
(d)the due and punctual payment of all monetary obligations of each Loan Party under each Swap Agreement that  is in effect on the Closing Date with a counterparty that is the Lender or an Affiliate of a Lender as of the Closing Date or  is entered into after the Closing Date with any counterparty that is Lender or an Affiliate of a Lender at the time such agreement is entered into; and
(e)the due and punctual payment and performance of all obligations of each Loan Party to a Lender or an Affiliate of a Lender in respect of services relating to cash consolidation, cash management and electronic funds transfer arrangements between a Loan Party and a Lender or an Affiliate of a Lender, including without limitation, obligations in respect of overdrafts, credit card services, temporary advances, interest and fees.
“OFAC” is defined in Section 4.35.
“Organizational Documents” means, with respect to any Person, such Person’s memorandum, constitution, notice of articles, articles, certificate of incorporation or formation, bylaws, partnership agreement, operating agreement, joint venture agreement or other similar governing documents and any document setting forth the designation, amount and/or relative rights, limitations and preferences of any class of such Person’s Equity Interests.
“Other Taxes” is defined in Section 2.15(b).

“Participating Subsidiary” means any direct or indirect Subsidiary of the Borrower incorporated, registered or with operations or assets located in the Applicable Jurisdictions.
“PATRIOT Act” means the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).
“Payee” is defined in Section 2.15(a).
“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.
“Pension Plan Event” shall mean  that a Governmental Authority gives notice of its intention to terminate, in whole or in part, a US Pension Plan or a Canadian Pension Plan which is a Canadian DB Pension Plan, or to appoint a replacement administrator of a US Pension Plan or a Canadian Pension Plan which is a Canadian DB Pension Plan,  any Loan Party declares or gives notice of intention to declare a wind up of a US Pension Plan or a Canadian Pension Plan which is a Canadian DB Pension Plan, in whole or in part, or  any ERISA Event.
“Permitted Acquisition” shall have the meaning set out in Section 7.06.
“Permitted Earn Out Obligations” shall mean and include the earn out obligations, performance payments or similar obligations of any Loan Party to any one or more vendors of the applicable tangible and intangible assets or Equity Interests as set out in Schedule 4.28 arising out of or in connection with a Permitted Acquisition, which is approved by the Administrative Agent in writing and unsecured.
“Permitted Investments” shall mean any of the following:
(a)any evidence of Indebtedness, maturing not more than one year after the acquisition thereof, issued by the governments of Canada or the United States of America, or any instrumentality or agency thereof and guaranteed fully as to principal, interest and premium, if any, by Canada or the United States of America;
(b)any guaranteed income certificate, in compliance with the Treasury Investment Policy, and maturing not more than one year after the date of purchase, issued by a commercial banking institution;
(c)any fixed income products, in compliance with the Treasury Investment Policy, including, but not limited to  commercial paper issued by issuers resident in Canada or the United States of America maturing not more than one year after the date of purchase,  bonds and  money market funds;
(d)Investments by a Loan Party in or to any other Loan Party; provided that if any such Investment, if a loan, is evidenced by a demand note or other instrument which is secured or by chattel paper, such note, instrument or chattel paper shall be delivered to the Administrative Agent;
(e)Investments by a Loan Party in or to any other Non-Guarantor Subsidiary the proceeds of which are used solely to fund a Permitted Acquisition; and
(f)Investments by a Loan Party in or to any other Non-Guarantor Subsidiary; provided that all such Investments together with all Indebtedness permitted under Section 7.01(h) will not exceed the amount of (i) $15,000,000 plus (ii) €58,403,099 in the aggregate at any time, which for greater certainty, shall be exclusive of the amounts permitted under paragraph (e) above.

“Permitted Liens” shall mean, with respect to any Person, any of the following:
(a)Liens for Taxes  not yet due and payable;  which secure obligations of such Person that are less than $1,000,000 in the aggregate, or  which are being contested in good faith by appropriate proceedings diligently pursued, provided that full provision for the payment of all such Taxes known to such Person has been made on the books of such Person if and to the extent required by GAAP;
(b)builders’, mechanics’, materialmen’s, carriers’, warehousemen’s, landlord’s and similar Liens arising by operation of law and in the ordinary course of business and securing obligations of such Person that are either  less than $1,000,000 in the aggregate, or  not overdue for a period of more than 30 days or are being contested in good faith by appropriate proceedings diligently pursued, provided that in any such case full provision for the payment of such Liens has been made on the books of such Person if and to the extent required by GAAP;
(c)Liens arising in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits (other than any Lien imposed pursuant to ERISA) or under Canadian or provincial pension standards legislation for amounts withheld from employees’ pay but not yet due to the plan, that are not overdue or are being contested in good faith by appropriate proceedings diligently pursued, provided that that in any such case full provision for the payment of such Liens has been made on the books of such Person if and to the extent required by GAAP;
(d) Liens incurred or deposits made in the ordinary course of business to secure the performance of bids, tenders, statutory obligations, obligations to public utilities or Governmental Authorities, fee and expense arrangements with trustees and fiscal agents (exclusive of obligations incurred in connection with the borrowing of money or the payment of the deferred purchase price of property) and  Liens (ranking subsequent in priority to the Liens securing the Obligations) securing surety, indemnity, performance, appeal and release bonds, in the case of either clause (i) or (ii), securing such obligations in an amount outstanding at any time not to exceed individually or in the aggregate $250,000, provided that full provision for the payment of all such obligations has been made in the books of such Person if and to the extent required by GAAP;
(e)imperfections of title, covenants, restrictions, rights of way, easements, servitudes, mineral interest reservations, municipal and zoning ordinances, general real estate taxes and assessments not yet delinquent and other encumbrances on real property that  do not arise out of the incurrence of any Indebtedness for money borrowed and  do not interfere with or impair in any material respect the utility, operation, value or marketability of the real property on which such Lien is imposed;
(f)attachments, judgments and other similar Liens arising in connection with court proceedings; provided, however, that the judgment  is being actively contested in good faith and by appropriate proceedings diligently pursued, provided that in any such case full provision for the payment of such Liens has been made on the books of such Person if and to the extent required by GAAP, or  is promptly satisfied by that Person and does not result in an Event of Default;
(g)leases or subleases granted to others not interfering in any material respect with the business of the Loan Parties, and any purchase money security interest or title retention of a lessor or financer (whether under a Finance Lease, security agreement, conditional sale or otherwise) permitted by this Credit Agreement or the Security Documents, including leases for a term of more than one year (as defined in the PPSA), PPS Leases (as defined in the Australian PPSA) and excluding operating leases (as determined by GAAP) that are not otherwise permitted by Section 7.22;

(h)Liens in favour of the Administrative Agent or otherwise created under the Loan Documents;
(i)all reservations in the original grant from the Crown of any lands or interests therein and statutory exceptions, qualifications and reservations in respect of title, including Liens granted by public utilities in respect of their interest, if any, in the real property of the Loan Parties;
(j)Liens securing Intercorporate Indebtedness, to the extent otherwise permitted hereunder;
(k)Liens in favour of the Administrative Agent to secure daylight loans made to a Loan Party in connection with usual and customary operation of bank accounts in connection with the business of the Borrower and Subsidiaries;
(l)other Liens securing obligations not in excess of $200,000 in the aggregate;
(m)Liens in connection with Indebtedness permitted under Section 7.01, provided such Liens are subordinated and postponed (pursuant to a written subordination and postponement agreement acceptable to the Administrative Agent in its sole discretion) to any Lien created by any of the Loan Documents;
(n)Liens granted by the Sellers in favour of Canadian Imperial Bank of Commerce which arise from the sale of accounts receivable by each of the Borrower and Sierra Wireless America, Inc. to Canadian Imperial Bank of Commerce pursuant to the GRPP;
(o)Liens consented to in writing by the Administrative Agent (including Liens permitted by Section 7.02, to the extent so permitted), and any reference in any of the Loan Documents to a Permitted Lien is not intended to and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien; and
(p)any Liens granted in connection with the Subordinate Credit Agreement, provided such Liens are subordinated and postponed (pursuant to a written intercreditor agreement acceptable to the Administrative Agent) to any Lien created by any of the Loan Documents.
“Person” shall mean any natural person, corporation, legal person, business trust, joint venture, association, company, limited liability company, partnership or government, or any agency or political subdivision thereof.
“Pledge Agreements” shall mean the pledge agreements in form acceptable to the Administrative Agent, granted by each Loan Party that holds Equity Interests in a Loan Party, in favour of the Administrative Agent, for the benefit of the Administrative Agent.
“PPSA” shall mean the Personal Property Security Act (British Columbia).
“PPS Register” means the register established under the Australian PPSA.
“Prime Rate” means, on any day, the annual rate of interest equal to the greater of  the annual rate of interest announced by the Administrative Agent and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar-denominated commercial loans in Canada, and  the annual rate of interest equal to the sum of  the one-month CDOR Rate in effect on such day, plus  1.00%.
“Prime Rate Loans” means Loans, bearing interest at the applicable rate for Prime Rate advances set out in the definition of “Applicable Rate” in Section 1.01 hereof.

“Priority Payables” means, with respect to any Person, any amount payable by such Person which is secured by a Lien which ranks or is capable of ranking prior to or pari passu with the Liens created by the Security Documents in respect of any Eligible Accounts or Eligible Inventory, including amounts owing for wages, vacation pay, severance pay, employee deductions, sales tax, excise tax, Tax payable pursuant to Part IX of the Excise Tax Act (Canada) as amended from time to time, or any successor statute (net of GST input credits), income tax, workers compensation, government royalties, pension fund obligations, Canadian Pension Plan obligations, real property tax and other statutory or other claims that have or may have priority over, or rank pari passu with, such Liens created by the Security Documents.
“Proportionate Share” means in respect of each Lender from time to time party to this Credit Agreement, the percentage of the Commitment which a Lender has agreed to make available to the Borrower, determined by dividing the Lender’s Commitment by the aggregate of all of the Lenders’ Commitments, and, with respect to a Loan, means the Proportionate Share of such Loan, net of the Swingline Commitment.
“Real Properties” shall mean each parcel of real property identified on Schedule 4.17, together with all fixtures thereon.
“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.
“Required Lenders” shall mean, as of the date of determination thereof, the Lenders having greater than 66 2/3% of the sum of the aggregate principal amount of Loans, LC Exposure and unused Commitment; provided that if there is only one Lender, then “Required Lenders” shall mean such Lender acting alone, and if there are only two Lenders, then “Required Lenders” shall mean both Lenders.
“Responsible Officer” of any Person shall mean the chief executive officer, president, any Financial Officer, any director or any vice president of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Credit Agreement.
“Restricted Payment” shall mean  any dividend or other distribution, direct or indirect, on account of any Equity Interests of any Loan Party, now or hereafter outstanding (other than the payment of dividends by one Loan Party to another Loan Party),  any redemption, retirement, sinking fund or similar payment, purchase, exchange or other acquisition for value, direct or indirect, of any Equity Interests of any Loan Party, now or hereafter outstanding,  any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Equity Interests of any Loan Party;  any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any Equity Interests of any Loan Party or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission;  any payment, loan, contribution, management fee, equity earn-out or other transfer of funds or other property to any holder of Equity Interests of any Loan Party other than  Permitted Investments, or  payment of compensation in the ordinary course of business to holders who are employees or directors of such Loan Party,  any redemption, repurchase or prepayment or other retirement, prior to the stated maturity thereof or prior to the due date of any regularly scheduled instalment or amortization payment with respect thereto, of any Indebtedness of a Person (other than the Obligations and trade debt), and any payment or repayment on account of the Subordinated Credit Agreement, unless otherwise consented to in writing by the Administrative Agent in accordance with an intercreditor agreement dated as of the date hereof and entered into among the Administrative Agent and the administrative agent with respect to the Subordinated Credit Agreement.
“Restricted Person” is defined in Section 4.35.

“Sale Proceeds Reinvestment” shall mean the reinvestment by a Loan Party of the net proceeds of Asset Sales in assets used or useful in the business of such Loan Party within 180 days of such Asset Sale.
“Sale/Leaseback Transaction” shall mean an arrangement, direct or indirect, whereby any Loan Party shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred.
“Sanctions” means sanctions administered or enforced by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other relevant sanctions authority.
“Security Agreements” shall mean the Borrower Security Agreement and the Guarantee Security Agreements.
“Security Documents” shall mean the Security Agreements, Pledge Agreements, financing statements and all other similar agreements, assignments, instruments and documents delivered to the Administrative Agent from time to time to create, evidence or perfect Liens securing the Obligations, and all renewals, replacements, consolidations, substitutions and extensions of any of the foregoing, in each case as confirmed and reaffirmed pursuant to a confirmation and reaffirmation agreement granted by the Loan Parties in favour of the Administrative Agent as of the Closing Date.
“SOFR” means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).
“Standard EBITDA” shall mean, for any period with respect to any Person, the Net Income of such Person for such period, increased by the sum of (without duplication)
(a)Income Tax Expense for such period;
(b)Interest Expense for such period;
(c)Depreciation Expense for such period; and
(d)non-cash stock compensation,
in each case to the extent that such amounts were deducted in the calculation of Net Income for such period, and
(e)decreased or increased by the sum of extraordinary items, unusual or non-recurring items, to the extent included in Net Income for such period.
For greater certainty,  any costs that a Person is required to expense as a result of changes in accounting rules under GAAP for acquisitions and  any foreign exchange non-cash gains or losses, shall not be included for purposes of calculating Standard EBITDA.
“Standard Time” shall mean Eastern Standard Time or Eastern daylight savings time, as applicable, on the relevant date.
“Standby Fees” is defined in Section 2.05.

“Stock Option Plans” shall mean, collectively,  the Borrower’s 2011 treasury based restricted share unit plan with an effective date of May 17, 2011,  the Borrower’s restricted share unit plan with an effective date of May 9, 2007,  the Borrower’s amended and restated 1997 stock option plan with an effective date of May 17, 2011,  the Borrower’s amended and restated restricted share unit plan with an effective date of May 9, 2007, and  any other stock option plan, restricted share unit plan or other similar plan approved by the Borrower’s board of directors from time to time, each as amended, restated, supplemented or otherwise modified from time to time.
“Subordinate Credit Agreement” shall mean credit agreement dated as of January 19, 2022 among the Borrower, as borrower, Canadian Imperial Bank of Commerce, in its capacity as administrative agent, as agent, Business Development Bank of Canada and the other lenders from time to time party thereto, as lenders, and the credit parties thereto from time to time.
“subsidiary” shall mean, with respect to any Person (herein referred to as the “parent”), any corporation, partnership, association or other business entity, of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership or membership interests are, at the time any determination is being made, owned, controlled or held by, or otherwise Controlled by, the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.
“Subsidiary” shall mean, unless the context indicates otherwise, any direct or indirect subsidiary of the Borrower, regardless of whether such subsidiary was formed before, on or after the Closing Date.
“Swap Agreement” means any interest rate, currency or commodity swap agreement, cap agreement or collar agreement, and any other agreement or arrangement designed to protect a Loan Party against fluctuations in interest rates, currency exchange rates or commodity prices.
“Swingline Borrowing” shall mean a Borrowing comprised of Swingline Loans.
“Swingline Commitment” means, at any time, the Commitment of the Swingline Lender to make Swingline Loans hereunder as set forth on Schedule 2.01.
“Swingline Lender” means Canadian Imperial Bank of Commerce, in its capacity as a Lender of Swingline Loans hereunder.
“Swingline Loan” means a Loan made by the Swingline Lender by way of overdraft pursuant to Section 2.01(b).
“Taxes” is defined as all taxes, assessments and governmental charges or levies except for the purposes of Section 2.15 where it is defined in Section 2.15(a).
“Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.
“Total Leverage Ratio” shall mean, on any date of determination, the ratio obtained by dividing  Indebtedness of the Loan Parties on a consolidated basis on such date, by  EBITDA for the period of four consecutive Fiscal Quarters ending on or most recently prior to such date.
“Transactions” is defined in Section 4.02.
“Treasury Investment Policy” means the treasury investment policy of the Borrower attached as Schedule 4.30, as such treasury investment policy may be amended, restated, supplemented or otherwise modified, as approved by the Borrower’s board of directors, from time to time.

“Type”, when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, the term “Rate” shall include the Prime Rate, US Base Rate, LIBOR, and the Discount Rate applicable to B/A Loans.
“UCC” means the Uniform Commercial Code as in effect in the District of Columbia.
“UK Treaty State” means a jurisdiction having a double taxation agreement (a “UK Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest, which shall include Canada on the basis that the Loan Parties and the Payee are dealing at arms’ length for the purposes of Article 3(c) of the UK Canada Convention on Double Taxation .
“UK Treaty Lender” means a Lender which:
(a)is treated as a resident of a UK Treaty State for the purposes of the UK Treaty;
(b)does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and
(c)complies with any other requirements under the UK Treaty (other than procedural requirements) to enable payments of interest to be made with full exemption of Tax imposed by the United Kingdom in interest.
“US Base Rate” means, for any day, the floating annual rate of interest equal to the annual rate of interest so designated in good faith from time to time by the Administrative Agent as its base rate for loans in Dollars to borrowers in Canada.
“US Base Rate Loans” means the Loans, bearing interest at the applicable rate for US Base Rate advances set out in the definition of “Applicable Rate” in Section 1.01 hereof.
“US Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any Loan Party or any ERISA Affiliate contributes, is obligated to contribute or has any liability.
“US Pension Plan” means any employee pension benefit plan as defined in Section 3(2) of ERISA (other than a US Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the IRC or Section 302 of ERISA, and in respect of which a Loan Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.
Section 1.02Terms Generally. The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context shall otherwise require, all references herein to Articles, Sections, Exhibits and Schedules shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Credit Agreement, and the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Credit Agreement in its entirety and not to any particular provision hereof. Each reference to any Loan Document or any other document or agreement shall be deemed to be a reference to such Loan Document, document or agreement as amended, restated, waived, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof.
Section 1.03Classification of Loans and Borrowings. For the purposes of this Credit Agreement, Loans may be classified and referred to by Type (e.g., a “B/A Loan”). Borrowings may also be classified and referred to by Type (e.g., a “B/A Borrowing”).

Section 1.04Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if Borrower notifies the Administrative Agent that it requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if Administrative Agent notifies Borrower that the Administrative Agent requests an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.
Section 1.05Australian Code of Banking Practice. The parties agree that the Australian Code of Banking Practice does not apply to the Loan Documents and the transactions under them.
Section 1.06Luxembourg Terms. In this Credit Agreement, where it relates to Sierra Wireless Luxembourg S.à.r.l., a reference to:
(a)a “dissolution”, “bankruptcy”, “insolvency”, “receivership” includes, without limitation, any procedure or proceeding in relation to an entity becoming bankrupt (faillite), insolvent, subject to voluntary or judicial liquidation, composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion controlee), general settlement with creditors, reorganization or any other similar proceedings affecting the rights of creditors generally under Luxembourg law, and shall be construed so as to include any equivalent or analogous liquidation or reorganization proceedings;
(b)an “officer” includes, without limitation, a “mandataire”;
(c)an “Organizational Document” includes the up-to-date (restated) articles of association (status coordonnés);
(d)a “receiver” or the like includes, without limitation, a juge délégué, commissaire, juge-commissaire, liquidateur or curateur or any other person performing the same function of each of the foregoing;
(e)a “matured debt” or “absolute debt” includes, without limitation, any exigible, certain and liquid obligation;
(f)a “security” or a “security interest” includes, without limitation, any hypothèque, nantissement, gage, privilege, accord de transfert de propriété à titre de garantie, gage sur fonds de commerce, droit de rétention or sûreté réelle whatsoever and whether granted or arising by operation of law ; and
(g)a person who “becomes unable, admits in writing its inability or failure generally to pay its debts as they become due” includes, without limitation, that person being in a state of cessation of payments (cessation de paiements).
Article II

THE CREDITS
Section2.01Commitment.
(a)Subject to the terms and conditions and relying on the representations and warranties set forth herein, each Lender agrees to make the Loans to the Borrower by means of Prime Rate Loans, B/A Loans, US Base Rate Loans, LIBOR Loans and the issuance of Letters of Credit (subject to the LC Exposure Limit), from time to time up to the Maturity Date, in an aggregate principal amount that will not exceed the lesser of the Borrowing Base and the Commitment, or result in the Credit Utilization (including for certainty, and without duplication, the aggregate Swingline Loans outstanding) exceeding the lesser of the Borrowing Base and the Commitment, solely for general corporate purposes of the Loan Parties, including financing working capital, making Permitted Acquisitions and Capital Expenditure permitted hereunder. Within the limits set forth in the first sentence of this Section 2.01, Borrower may borrow, repay, prepay and reborrow Loans. Each Loan shall be denominated in Dollars.
(b)Subject to the terms and conditions and relying on the representations and warranties set forth herein, the Swingline Lender agrees from time to time during the Availability Period to make Swingline Loans not to exceed $5,000,000 to the Borrower by means of overdraft (by way of Prime Rate Loan) in a Deposit Account of the Borrower with the Swingline Lender (or the Deposit Account of another Loan Party with the Swingline Lender as directed by the Borrower in writing and as agreed by the Administrative Agent), to facilitate same day advances, miscellaneous liabilities relating to bank products furnished by the Administrative Agent and overdraft borrowings; and for the avoidance of doubt, such Deposit Accounts may include accounts of the Loan Parties in respect of which consolidation or netting arrangements have been made with the Swingline Lender, including any notional account reflecting any such consolidation or netting of accounts; and the Swingline Lender shall make each such Swingline Loan available to the Borrower by means of a credit to the applicable Deposit Account with the Swingline Lender in which an overdraft has occurred as described above; and within the limits of the Swingline Commitment, the Borrower may borrow, repay, prepay and re-borrow such Swingline Loans, provided that the outstanding amount of any Swingline Loans shall not exceed the total Swingline Commitment, and the Swingline Commitment forms part of and is not in addition to the Commitment, and at any time, the Credit Utilization, including for certainty Swingline Loans outstanding, may not exceed the lesser of the Borrowing Base and the then aggregate Commitments of the Lenders.
(c)The terms and conditions set out in Appendix I attached hereto with respect to the BDC Term Facility shall be deemed to be incorporated in, and shall form part of, this Agreement.
Section2.02Loans and Discretionary Commitment Accordion.
(a)Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of a Loan made by the Lenders rateably in accordance with their Proportionate Share. Except for Loans deemed made pursuant to Section 3.04, and subject to Section 2.16(d) in the case of B/A Loans, Loans comprising any Borrowing shall be  in an aggregate principal amount that is not less than $500,000 and  in an integral multiple of $100,000.
(b)Each Borrowing (excluding Swingline Loans) shall be comprised entirely of B/A Loans, Prime Rate Loans, LIBOR Loans, US Base Rate Loans, or the issuance of Letters of Credit (subject to the LC Exposure Limit), in each case as Borrower may request pursuant to Section 2.03 or as otherwise may be provided in this Credit Agreement. Borrowings of more than one Type may be outstanding at the same time; provided, however, that Borrower shall not be entitled to request any Borrowing that, if made, would result in an aggregate of more than six (6) B/A Loans being outstanding hereunder at any one time in respect of any Borrowings. For purposes of the foregoing, Loans having different Contract Periods, regardless of whether they commence on the same date, shall be considered separate Loans.
(c)Notwithstanding any other provision of this Credit Agreement, Borrower shall not be entitled to request any Contract Period in the case of a B/A Loan or LIBOR Loan that would end after the Maturity Date.
Section2.03Notice of Borrowings.

(a)To request a Borrowing (other than a Swingline Loan), Borrower shall give the Administrative Agent written or fax or email notice substantially in the form of Exhibit A hereto (each, a “Notice of Borrowing”) (or telephone notice promptly confirmed in writing or by fax or email)  in the case of a Prime Rate Borrowing, US Base Rate Borrowing or a B/A Borrowing, not later than 1:00 p.m., Standard Time, one Business Day before a proposed Borrowing and  in the case of LIBOR Borrowings, not later than three Business Days before a proposed Borrowing. Such notice shall be irrevocable and shall in each case refer to this Credit Agreement and specify the following information:
(i)the Type (e.g., B/A or Prime Rate) of such Borrowing;
(ii)the aggregate amount of such Borrowing;
(iii)the date of such Borrowing (which shall be a Business Day);
(iv)in the case of a B/A Borrowing or LIBOR Borrowing, the Contract Period and maturity date with respect thereto; and
(v)the number and location of the account to which funds are to be disbursed;
provided, however, that, notwithstanding any contrary specification in any such notice, each requested Borrowing shall comply with the requirements set forth in Section 2.02. If no election as to the Type of Borrowing is specified in any such notice, then the requested Borrowing shall be a US Base Rate Borrowing (if in Dollars) or a Prime Rate Borrowing (if in Canadian Dollars). If no Contract Period with respect to a B/A Borrowing or LIBOR Borrowing, as the case may be, is specified in any such notice, then Borrower shall be deemed to have selected a Contract Period of one month’s duration.
(b)In making any Loan hereunder Administrative Agent shall be entitled to rely upon the most recent Borrowing Base Certificate delivered to Administrative Agent by Borrower and other information available to Administrative Agent. Administrative Agent shall be under no obligation to make any further Loan or incur any other Obligation if Borrower shall have failed to deliver a Borrowing Base Certificate to Administrative Agent by the time specified in Section 6.06(f) or if an Event of Default shall be continuing.
(c)Each Swingline Loan that is a Borrowing by way of Prime Rate Loan by way of overdraft, shall have no minimum limit requirements and shall require no prior notice from the Borrower to the Administrative Agent or Swingline Lender.
Section2.04Repayment of Loans; Evidence of Debt.
(a)Borrower hereby unconditionally promises to  pay to the Administrative Agent, for the account of the Lenders, the then unpaid principal amount of the Loans on the Maturity Date,  pay to the Swingline Lender the then unpaid principal amount of each Swingline Loan made by way of overdraft Borrowing on the Maturity Date; and  cause to be delivered to the Issuing Lender by the holder of any Letters of Credit such Letters of Credit issued and outstanding on the Maturity Date. Except for any B/A Loan (the compensation for which is set forth in Section 2.16), each Loan shall bear interest from and including the date made on the outstanding principal balance thereof as set forth in Section 2.06.
(b)Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Credit Agreement.

(c)The Administrative Agent shall maintain accounts in which it will record  the amount of each Loan made hereunder, the Type of each such Loan and the Contract Period, if any, applicable thereto,  the amount of any principal or interest due and payable or to become due and payable from Borrower to each Lender hereunder and  the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders from Borrower or any Guarantor, and each Lender’s share thereof.
(d)The entries made in the accounts maintained by the Administrative Agent and the Lender pursuant to paragraphs (b) and (c) above shall, to the extent permitted by applicable laws, be prima facie evidence of the existence and amounts of the obligations therein recorded; provided, however, that the failure of the Administrative Agent or the Lenders to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with their terms.
Section2.05Fees.
(a)Borrower has paid to the Administrative Agent an upfront fee in the amount of $[Redacted: dollar amount] which shall was fully earned and payable by the Borrower to the Administrative Agent on April 30, 2020.
(b)Borrower agrees to pay to Administrative Agent for the account of and distribution to each Lender including the Swingline Lender in accordance with its Proportionate Share, in respect of the Commitment in arrears on the first Business Day of each Fiscal Quarter and on each date on which the Commitment of the Lenders (including the Swingline Commitment of the Swingline Lender) shall expire or be terminated as provided herein, and computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be, a standby fee (a “Standby Fee”) per annum in respect of the average daily unused amount of the Commitment, during the preceding Fiscal Quarter (or shorter period commencing with the Closing Date or ending with the Maturity Date or the date on which such Commitment, shall be terminated), and such Standby Fee in effect for each Fiscal Quarter shall be paid based on the Applicable Rate that corresponds to the Total Leverage Ratio at the conclusion of the previous Fiscal Quarter. The Standby Fee shall commence to accrue on and including the Closing Date and shall cease to accrue on, but excluding, the date on which the Commitment, shall expire or be terminated as provided herein.
(c)[Redacted: commercially sensitive information].
(d)Borrower agrees to pay directly to the Issuing Lender with respect to the issuance, amendment or transfer of any Letter of Credit issued by the Issuing Lender and each drawing made thereunder, customary documentary and processing charges in accordance with the Issuing Lender’s standard schedule for such charges in effect at the time of such issuance, amendment, transfer or drawing, as the case may be.
(e)Borrower agrees to pay to the Administrative Agent, for its own account, any other fees at the times and in the amounts agreed upon by the Borrower and the Administrative Agent.
(f)All fees payable by the Loan Parties pursuant to the Loan Documents shall be paid on the dates due, in Dollars in immediately available funds, to the Administrative Agent. Once paid, none of such fees shall be refundable under any circumstances (other than corrections of errors in payment).

Section2.06Interest on Loans.
(a)Subject to the provisions of Section 2.07, the Loans comprising each Prime Rate Loan or US Base Rate Loan shall bear interest (payable monthly in arrears, and computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be) at a rate per annum equal to the Prime Rate or US Base Rate, as the case may be, plus the Applicable Rate in effect at such time with respect to such Loans.
(b)Subject to the provisions of Section 2.07, the Loans comprising each LIBOR Loan shall bear interest (payable on the maturity of each applicable LIBOR Loan) at a rate per annum equal to the LIBOR Rate, plus the Applicable Rate in effect at such time with respect to such Loans.
(c)Subject to the provisions of Section 2.07, the Loans comprising each B/A Loan shall be subject to an Acceptance Fee, payable by the Borrower on the date of acceptance (or date of rollover) of the relevant B/A and calculated as set forth in the definition of the term “Acceptance Fee” in Section 1.01.
(d)Interest on each Loan (other than pursuant to a B/A Loan) shall be payable at such times as are specified in this Credit Agreement. The Applicable Rate for each Contract Period, or day within a Contract Period, shall be determined by the Administrative Agent, and such determination shall be presumptively correct absent manifest error.
(e)For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or fee to be paid hereunder or in connection herewith is to be calculated on the basis of any period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366, as applicable. The rates of interest under this Credit Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Credit Agreement.
Section2.07Default Interest. If there shall occur and be continuing a Default or Event of Default, the unpaid principal amount of the Loans and other Obligations shall bear interest for each day from the date of such Default or Event of Default until such Default or Event of Default shall have been cured or waived at a rate per annum (the “Default Rate”) equal to:
(a)in the case of any Loan, the rate that would be applicable to such Loan, plus [Redacted: percentage]% per annum (and in the case of  B/A Loans, the Loans shall for purposes of this Section 2.07 automatically convert to Prime Rate Loans at the end of the Contract Period for such B/A Loans, and  LIBOR Loans, the Loans shall for purposes of this Section 2.07 automatically convert to US Base Rate Loans at the end of the Contract Period for such LIBOR Loans); and
(b)in the case of any Obligation other than a Loan, the rate that would be applicable if such Obligation were a Prime Rate Loan, plus [Redacted: percentage]% per annum, in each case payable on demand.
The interest rate provided for in the preceding sentence shall, to the extent permitted by applicable law, apply to and accrue on the amount of any judgment entered with respect to any Obligation and shall continue to accrue at such rate during any bankruptcy proceeding.
Section2.08Termination and Reduction of Commitments.
(a)The Commitment (including the Swingline Commitment) shall terminate at 5:00 p.m., Standard Time, on the Maturity Date.

(b)Upon at least five Business Days’ prior irrevocable written or fax or email notice to the Administrative Agent, Borrower may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Commitment; provided, however, that  each partial reduction of such Commitment shall be in an integral multiple of $100,000 and in a minimum principal amount of $500,000, and  Borrower shall not be permitted to terminate or reduce the Commitment if, as the result of such termination or reduction, the Credit Utilization would exceed the lesser of the Borrowing Base and the aggregate remaining Commitment.
(c)Borrower shall pay to the Administrative Agent for the account of and distribution to each Lender in accordance with its Proportionate Share, on the date of each termination or reduction, the Standby Fees on the amount of the Commitments so terminated or reduced accrued to, but excluding, the date of such termination or reduction.
Section2.09Conversion and Continuation of Borrowings. Borrower shall have the right at any time upon prior irrevocable notice substantially in the form of Exhibit B (each, a “Notice of Conversion or Continuation”) to the Administrative Agent  not later than 1:00 p.m., Standard Time, one Business Day before the proposed conversion, to convert any B/A Borrowing into a Prime Rate Borrowing  not later than 1:00 p.m., Standard Time, one Business Day prior to conversion or continuation, to convert any Prime Rate Borrowing to a B/A Borrowing or to continue any B/A Borrowing as a B/A Borrowing for an additional Contract Period,  not later than 1:00 p.m., Standard Time, three Business Days before the proposed conversion, to convert any LIBOR Borrowing into a US Base Rate Borrowing, and  not later than 1:00 p.m., Standard Time, three Business Days prior to conversion or continuation, to convert any US Base Rate Borrowing to a LIBOR Borrowing or to continue any LIBOR Borrowing as a LIBOR Borrowing for an additional Contract Period, subject in each case to the following:
(i)if less than all the outstanding principal amount of any Borrowing shall be converted or continued, the aggregate principal amount of such Borrowing converted or continued shall be in a minimum amount of $500,000 and in an integral multiple of $100,000;
(ii)each conversion shall be effected by the Lenders by recording the particulars thereof in its accounts maintained pursuant to Section 2.04, and no new Loan shall be considered to have been made as a result thereof;
(iii)any portion of a Borrowing maturing or required to be repaid in less than one month may not be converted into or continued as a B/A Borrowing or LIBOR Borrowing, as the case may be;
(iv)any portion of a B/A Borrowing that cannot be converted into or continued as a B/A Borrowing by reason of clause (iii) above shall be automatically converted at the end of the Contract Period in effect for such Borrowing into a Prime Rate Borrowing;
(v)any portion of a LIBOR Borrowing that cannot be continued as a LIBOR Borrowing by reason of clause (iii) above shall be automatically converted at the end of the Contract Period in effect for such Borrowing into a US Base Rate Borrowing;
(vi)no B/A Borrowing may be converted or continued other than at the end of the Contract Period applicable thereto;
(vii)no LIBOR Borrowing may be converted or continued other than at the end of the Contract Period applicable thereto; and

(viii)upon notice to Borrower from the Administrative Agent, after the occurrence and during the continuance of a Default or Event of Default, no outstanding Loan may be converted into, or continued as, a B/A Loan or LIBOR Loan.
Each notice pursuant to this Section 2.09 shall be irrevocable and shall refer to this Credit Agreement and specify (A) the identity and amount of the Borrowing that Borrower requests be converted or continued, (B) whether such Borrowing is to be converted to or continued as a B/A Borrowing, LIBOR Borrowing, US Base Rate Borrowing or Prime Rate Borrowing, (C) if such notice requests a conversion, the date of such conversion (which shall be a Business Day) and (D) if such Borrowing is to be converted to or continued as a B/A Borrowing or LIBOR Borrowing, the Contract Period with respect thereto. If no Contract Period is specified in any such notice with respect to any conversion to or continuation as a B/A Borrowing or LIBOR Borrowing, Borrower shall be deemed to have selected a Contract Period of one month’s duration. If Borrower shall not have given notice in accordance with this Section 2.09 to continue any Borrowing into a subsequent Contract Period (and shall not otherwise have given notice in accordance with this Section 2.09 to convert such Borrowing), such Borrowing shall, at the end of the Contract Period applicable thereto (unless repaid pursuant to the terms hereof), automatically be continued as a US Base Rate Borrowing.
Section2.10Optional Prepayments.
(a)Borrower shall have the right at any time and from time to time to prepay any Prime Rate Loans or US Base Rate Loans, in whole or in part, upon written or fax or email notice (or telephone notice promptly confirmed by written or fax or email notice) delivered to the Administrative Agent by 1:00 p.m., Standard Time, at least one Business Day prior to the date designated for such prepayment; provided, however, each partial payment shall be in an amount that is in a minimum amount of $500,000 and in an integral multiple of $100,000. Borrower may defease any B/A Loan by depositing with the Administrative Agent an amount that is sufficient to pay the face amount of such maturing B/A Loan when due (provided that any interest earned thereon that is not required to pay the face amount of such maturing B/A Loan shall be for the account of Borrower). A LIBOR Loan may only be prepaid at the end of the Contract Period for that LIBOR Loan.
(b)Each notice of optional prepayment shall specify  the amount to be prepaid,  the prepayment date, and  whether the prepayment represents a permanent reduction in the Commitment. Each notice of optional prepayment shall be irrevocable and shall commit Borrower to prepay such obligations by the amount specified therein on the date specified therein. All prepayments pursuant to this Section 2.10 shall be subject to Section 2.13 and shall otherwise be without premium or penalty.
(c)No optional prepayment made by the Borrower pursuant to this Section 2.10 shall reduce Borrower’s obligation to make mandatory prepayments pursuant to Section 2.11.
(d)Notwithstanding the foregoing, the repayment of Swingline Loans shall be permitted at any time, without notice and in any amount.
Section2.11Mandatory Prepayments.
(a)On any date that the Credit Utilization exceeds the lesser of the Borrowing Base and the Commitment, Borrower shall forthwith repay the then outstanding Borrowings in such amount as may be necessary on such date in order that the Credit Utilization (including, for certainty, the aggregate Swingline Loans outstanding) does not exceed the lesser of the Borrowing Base and the Commitment.
(b)On the date of any termination or reduction of the Commitment pursuant to Section 2.08, Borrower shall pay or prepay so much of the then outstanding Borrowings (and/or Borrower shall defease B/A Loans) and LIBOR Loans as shall be necessary in order that the aggregate Credit Utilization at such time shall not exceed the lesser of the Borrowing

Base and the then aggregate Commitment (after giving effect to such termination or reduction).
(c)No later than two (2) Business Days following receipt by a Loan Party of Net Cash Proceeds received in respect of any Asset Sale (other than: (i) the sale of Inventory in the ordinary course of business, (ii) the sale of Equipment which has become worn out, damaged or otherwise unsuitable for its intended purpose, or (iii) the sale of accounts receivable pursuant to the GRPP), Borrower shall deliver to the Administrative Agent written notice of its intention to either apply such Net Cash Proceeds to the partial repayment of the outstanding Loans or to use such Net Cash Proceeds for a Sale Proceeds Reinvestment. If the notice delivered by the Borrower indicates that the Borrower has elected to apply such Net Cash Proceeds to the partial repayment of the outstanding Loans, the Borrower shall deliver to the Administrative Agent at such time that the Borrower delivers the notice described in the preceding sentence, an amount equal to 100% of such Net Cash Proceeds. The Administrative Agent shall apply the entire such amount as provided in Section 2.11(h) in repayment of the outstanding Loans. Notwithstanding the foregoing provisions of this Section 2.11(c), the proceeds therefrom shall not be required to be so applied on such date to the extent that no Event of Default or Default then exists at the time of receipt of such Net Cash Proceeds and such Net Cash Proceeds are used or intended for use for a Sale Proceeds Reinvestment in accordance with the notice delivered by the Borrower; provided, that if all or any portion of such Net Cash Proceeds not so applied to the repayment of outstanding Loans are not so used for a Sale Proceeds Reinvestment, such remaining portion shall be applied within 180 days after such Asset Sale as a mandatory repayment of outstanding Loans as provided above in this Section 2.11(c), and provided further that if an Event of Default occurs during the 180 day period after such Asset Sale and prior to the consummation of a Sale Proceeds Reinvestment, any amounts set aside for a Sale Proceeds Reinvestment in accordance with this Section 2.11(c) shall be applied as a mandatory repayment of outstanding Loans as provided in this Section 2.11(c) unless otherwise consented to in writing by the Administrative Agent.
(d)In the event and to the extent the Loan Parties shall receive Net Cash Proceeds from the issuance of Indebtedness for money borrowed (other than Indebtedness for borrowed money permitted pursuant to Section 7.01), the Borrower shall no later than two (2) Business Days following the receipt of such Net Cash Proceeds by any Loan Party notify the Administrative Agent, in writing of its intention to use 100% of such Net Cash Proceeds to either apply such Net Cash Proceeds to the partial repayment of the outstanding Loans or to use such Net Cash Proceeds to fund a Permitted Acquisition. If, pursuant to the written notice delivered by the Borrower in accordance with this Section 2.11(d), the Borrower has elected to use the Net Cash Proceeds received by the Loan Parties to repay the outstanding Loans, then the Borrower shall no later than two (2) Business Days following the delivery to the Administrative Agent of the written notice referred to herein, apply an amount equal to 100% of such Net Cash Proceeds to repay outstanding Loans in accordance with Section 2.11(h). If, however, pursuant to the written notice delivered by the Borrower in accordance with this Section 2.11(d), the Borrower has elected to use the Net Cash Proceeds received by the Loan Parties to fund a Permitted Acquisition, and provided that no Default or Event of Default has occurred or is continuing, then the Borrower may use such Net Cash Proceeds to fund a Permitted Acquisition, provided that if all or any portion of such Net Cash Proceeds are not applied to fund a Permitted Acquisition within thirty (30) days following the date on which the Borrower delivered to the Administrative Agent the written notice described herein, such remaining portion shall be applied to repay the outstanding Loans in accordance with Section 2.11(h) at such time.
(e)In the event and to the extent that the Loan Parties (or the Administrative Agent as their assignee) shall receive Net Cash Proceeds in excess of $1,000,000 in any Fiscal Year as proceeds of insurance in respect of which such Loan Party is a beneficiary, such Loan Party shall, no later than two (2) Business Days following the receipt of such Net Cash

Proceeds, deliver to the Administrative Agent written notice of its intention to either apply such Net Cash Proceeds to the partial repayment of the outstanding Loans or to use such Net Cash Proceeds for a Sale Proceeds Reinvestment. If the notice delivered by the Loan Party indicates that the Loan Party has elected to apply such Net Cash Proceeds to the partial repayment of the outstanding Loans, such Loan Party shall deliver to the Administrative Agent at such time that the Loan Party delivers the notice described in the preceding sentence, an amount equal to 100% of such Net Cash Proceeds to repay the outstanding Loans in accordance with Section 2.11(h). Notwithstanding the foregoing, insurance proceeds in excess of $1,000,000 in any Fiscal Year received by the Loan Parties (or the Administrative Agent as their assignee) shall not be required to be applied as provided above to the extent that no Event of Default or Default then exists at the time of receipt of such insurance proceeds and either  such insurance proceeds are used or intended for use to replace or repair assets or property in respect of which such insurance proceeds were received in accordance with the notice delivered by the applicable Loan Party; provided, that if all or any portion of such insurance proceeds not delivered to the Administrative Agent are not so used for such replacement or repair of assets or property, such remaining portion shall be delivered to the Administrative Agent within 180 days after receipt by any such Loan Party of such insurance proceeds, to be applied in repayment of outstanding Loans as set out above; or  such insurance proceeds are proceeds of business interruption or service interruption insurance policies.
(f)In the event that any of the Loan Parties shall receive Net Cash Proceeds from the issuance of any Equity Interests, the Borrower shall no later than two (2) Business Day following the receipt of such Net Cash Proceeds by any Loan Party, notify the Administrative Agent in writing of its intention to use 100% of such Net Cash Proceeds to either apply such Net Cash Proceeds to the partial repayment of the outstanding Loans or to use such Net Cash Proceeds to fund a Permitted Acquisition. If, pursuant to the written notice delivered by the Borrower in accordance with this Section 2.11(f) , the Borrower has elected to use the Net Cash Proceeds received by the Loan Parties to repay the outstanding Loans, then the Borrower shall no later than two (2) Business Days following the delivery to the Administrative Agent of the written notice referred to herein, apply an amount equal to 100% of such Net Cash Proceeds to repay outstanding Loans in accordance with Section 2.11(h). If, however, pursuant to the written notice delivered by the Borrower in accordance with this Section 2.11(f), the Borrower has elected to use the Net Cash Proceeds received to fund a Permitted Acquisition, and provided that no Default or Event of Default has occurred or is continuing, then the Borrower may use such Net Cash Proceeds to fund a Permitted Acquisition, provided that if all or any portion of such Net Cash Proceeds are not applied to fund a Permitted Acquisition within thirty (30) days following the date on which the Borrower delivered to the Administrative Agent the written noticed described herein, such remaining portion shall be applied to repay the outstanding Loans in accordance with Section 2.11(h) at such time.
(g)Mandatory repayments of outstanding Loans pursuant to paragraphs (c) through (f) above, up to the aggregate amount of the Credit Utilization at such time, shall be applied to the outstanding Loans but without the Commitment being permanently reduced.
(h)Borrower shall deliver to the Administrative Agent,  at the time of each repayment by the Borrower required under paragraphs (c) through (f), a certificate signed by a Financial Officer of the Borrower setting forth in reasonable detail the calculation of the amount of such repayment and  at least five (5) Business Days prior to the time of each repayment required under this Section 2.11, a notice of such repayment. Each notice of repayment shall specify the repayment date, the Type of each Loan being repaid (which specification shall comply with this Section 2.11) and the principal amount of the Commitment to be repaid and reduced. All repayments of Borrowings under this Section 2.11 shall be subject to Section 2.13 and shall otherwise be without premium or penalty.

(i)To the extent consistent with paragraph (h) above, amounts to be applied pursuant to this Section 2.11 to the prepayment of Loans shall be applied to reduce outstanding Prime Rate Loans and US Base Rate Loans prior to being applied to reduce B/A Loans and LIBOR Loans.
Section2.12Reserve Requirements; Change in Circumstances; Increased Costs.
(a)Notwithstanding any other provision herein, if after the Closing Date a Change of Law shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by the Lenders (except any such reserve requirement that is reflected in the Prime Rate) or shall impose on the Lenders or the Canadian interbank market any other condition affecting this Credit Agreement or Loans made by the Lenders or any Letter of Credit obligations, and the result of any of the foregoing shall be to increase the cost (other than Taxes, which shall be dealt with exclusively through Section 2.15) to the Lenders of making or maintaining any Loan or of issuing or maintaining any Letter of Credit or purchasing or maintaining a participation therein or to reduce the amount of any sum received or receivable by the Lenders hereunder (whether of principal, interest or otherwise) by an amount deemed by a Lender to be material, then Borrower will pay to such Lender, following receipt by the Borrower of a certificate of such Lender to such effect in accordance with paragraph (c) hereof, such additional amount or amounts as will compensate such Lender on an after-tax basis for such additional costs incurred or reduction suffered.
(b)If the Administrative Agent shall have determined that any Change of Law after the Closing Date, or compliance by the Administrative Agent or any Lender (or any lending office of the Administrative Agent) or the Administrative Agent’s or such Lender’s holding company, if any, with any Change of Law, has or would have the effect (other than as a result of Taxes, which shall be dealt with exclusively through Section 2.15) of reducing the rate of return on the Lender’s capital or on the capital of the Lender’s holding company, if any, as a consequence of this Credit Agreement or the Loans made by the Lenders, or the Letters of Credit issued by the Issuing Lender pursuant hereto, to a level below that which a Lender or such Lender’s holding company, if any, could have achieved but for such Change of Law or compliance therewith (taking into consideration the Lender’s policies and the policies of the Lender’s holding company, if any, with respect to capital adequacy), then from time to time Borrower shall pay to the Lender, following receipt by the Borrower of a certificate of such Lender to such effect in accordance with paragraph (c) hereof, such additional amount or amounts as will compensate the Lender or Lender’s holding company, if any, on an after-tax basis for any such reduction suffered.
(c)A certificate of the applicable Lender setting forth the amount or amounts necessary to compensate the Lender, as specified in paragraph (a) or (b) of this Section 2.12 (“Additional Compensation”), including a description of the event by reason of which it believes it is entitled to such compensation, and supplying reasonable supporting evidence (including, in the event of a Change of Law, a photocopy of the law evidencing such change) and reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay the applicable Lender the amount shown as due on any such certificate within 10 days after receipt thereof. In the event the applicable Lender subsequently recovers all or part of the Additional Compensation paid by the Borrower, it shall promptly repay an equal amount to the Borrower. The obligation to pay such Additional Compensation for subsequent periods will continue until the termination of the Commitment affected by the Change of Law, change in capital requirement or the lapse or cessation of the Change of Law giving rise to the Additional Compensation. The Administrative Agent and the Lenders shall make reasonable efforts to limit the incidence of any such Additional Compensation and seek recovery for the account of the Borrower, upon the Borrower’s request and at the Borrower’s expense, provided the Administrative Agent or applicable

Lender in its reasonable determination suffers no appreciable economic, legal, regulatory or other disadvantage. Notwithstanding the foregoing provisions, a Lender shall only be entitled to rely upon the provisions of this Section 2.12 if and for so long as it is not treating the Borrower in any materially different or in any less favourable manner than is applicable to any other customers of such Lender, where such other customers are bound by similar provisions to the foregoing provisions of this Section 2.12.
(d)Failure or delay on the part of the Administrative Agent or any Lender to demand compensation pursuant to this Section 2.12 shall not constitute a waiver of the Administrative Agent’s or such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate the Administrative Agent or any Lender pursuant to this Section 2.12 for any increased costs incurred or reductions suffered more than three months prior to the date that the Administrative Agent or such Lender notifies the Borrower of the Change of Law giving rise to such increased costs or reductions and of the Administrative Agent’s or Lender’s intention to claim Additional Compensation therefor, unless the Change of Law giving rise to such increased costs or reductions is retroactive, in which case the three-month period referred to above shall be extended to include the period of retroactive effect thereof. The benefits of this Section 2.12 shall be available to the Administrative Agent or any Lender regardless of any possible contention of the invalidity or inapplicability of the law, rule, regulation, guideline or other change or condition that shall have occurred or been imposed.
Section2.13Indemnity. The Borrower shall indemnify the Lenders against any loss or expense that the Lenders may sustain or incur with respect to B/A Loans or LIBOR Loans as a consequence of  any failure by the Borrower to fulfill on the date of any Borrowing hereunder the applicable conditions set forth in Article V,  any failure by the Borrower to borrow or to convert or continue any Loan hereunder after irrevocable notice of such borrowing, conversion or continuation has been given pursuant to Section 2.03 or Section 2.09,  any payment, prepayment or conversion of a B/A Loan or LIBOR Loan required or permitted by any other provision of this Credit Agreement or otherwise, or any assignment of a B/A Loan required by Section 2.16, in each case made or deemed made on a date other than the last day of the Contract Period applicable thereto, and  any default in payment or prepayment of the principal amount of any Loan or any part thereof or interest accrued thereon, as and when due and payable (at the due date thereof, whether at scheduled maturity, by acceleration, irrevocable notice of prepayment or otherwise), including, in each such case, any loss or reasonable expense sustained or incurred or to be sustained or incurred in liquidating or employing deposits from third parties acquired to effect or maintain such Loan or any part thereof as a B/A Loan or LIBOR Loan. Such loss or reasonable expense shall be equal to the sum of  the Lender’s actual costs and expenses incurred (other than any lost profits) in connection with, or by reason of, any of the foregoing events and  an amount equal to the excess, if any, as reasonably determined by the Lender, of (A) its cost of obtaining the funds for the Loan being paid, prepaid, converted or not borrowed, converted or continued (assumed to be the Discount Rate applicable thereto) for the period from and including the date of such payment, prepayment, conversion or failure to borrow, convert or continue to but excluding the last day of the Contract Period for such Loan (or, in the case of a failure to borrow, convert or continue, the Contract Period for such Loan that would have commenced on the date of such failure) over (B) the amount of interest (as reasonably determined by the Lender) that would be realized by the Lender in reemploying the funds so paid, prepaid, converted or not borrowed, converted or continued for such period or Contract Period, as the case may be provided, that the Borrower shall not be liable to any Lender for the payment of any loss or expense resulting solely from such Lender’s gross negligence or wilful misconduct or from the Lender’s failure to fulfill its obligations hereunder. A certificate of the applicable Lender setting forth any amount or amounts, including calculations in reasonable detail, that the Lender is entitled to receive pursuant to this Section 2.13 shall be delivered to Borrower and shall be conclusive absent manifest error. This Section 2.13 shall not apply to taxes which shall be covered exclusively by Section 2.15.
Section2.14Payments.
(a)Borrower shall make each payment (including payment of principal of or interest on any Loan or any fees) hereunder and under any other Loan Document not later than 12:00 noon, Standard Time, on the date when due in immediately available funds, without defence, setoff or counterclaim. All payments hereunder of principal or interest in respect of any Loan (or of any breakage indemnity in respect of any Loan) and any other payments hereunder and under each other Loan Document shall be made in the currency under which the Loan was advanced or denominated, being either Dollars or Canadian Dollars. Each such payment (other than  the payments specified in Section 2.05 and Section 3.04 to be made to the Administrative Agent, which shall be paid directly to the Administrative Agent,  payments of principal and interest on Swingline Loans, which shall be paid directly to the Swingline Lender, and  payments pursuant to Section 2.12, Section 2.13, Section 2.15 and Section 11.06, which shall be made to the Persons entitled thereto) shall be made to the account of the Administrative Agent, as the Administrative Agent shall specify by notice to Borrower. Any payments received by the Administrative Agent after the specified time for receipt of such payment on any day shall be deemed to have been received on the next Business Day.
(b)Whenever any payment (including any payment of principal of or interest on any Borrowing or any fees) hereunder or under any other Loan Document shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, if applicable.
Section2.15Payment of Taxes.
(a)Any and all payments by the Loan Parties hereunder and under the other Loan Documents shall be made free and clear of and without deduction for any and all current or future taxes, levies, imposts, deductions, charges or withholdings (unless required by law), and all liabilities with respect thereto (“Taxes”), excluding any  Taxes imposed on the overall net or gross income or capital of the Administrative Agent, a Lender or any transferee or assignee of the Administrative Agent or any Lender, including a participation holder (any such person being called a “Payee”);  Taxes that would not have arisen if all of the Payees had been resident in Canada for purposes of the ITA at all relevant times,  franchise taxes imposed on a Payee that are imposed by the jurisdiction under the laws of which the Payee is organized or in which the Payee has its principal office or lending office or any political subdivision or taxing authority thereof or therein or in any other jurisdiction in which the Payee is otherwise doing business (or, if a treaty applies, a jurisdiction in which the Payee has a permanent establishment) other than any jurisdiction in which the Payee is treated as doing business (or, if a treaty applies, is treated as having a permanent establishment) solely as a result of having executed, delivered or performed its obligations or received a payment hereunder or exercised or enforced any rights hereunder or any other Loan Document,  Taxes imposed under FATCA,  Taxes imposed by virtue of the Luxembourg law dated December 23, 2005, as amended, introducing withholding tax on certain interest payments made to or for the benefit of Luxembourg resident individuals; and  Taxes imposed as a result of the failure of a Payee to provide any form, certificate or any other documentation necessary to reduce or eliminate any withholding Taxes and  Taxes arising under the law of the United Kingdom that would not have arisen had the Payee been a UK Treaty Lender but at the relevant time the Payee is not a UK Treaty Lender (all Taxes other than such excluded Taxes being hereinafter referred to as “Indemnified Taxes”). If Indemnified Taxes are required to be deducted from or in respect of any sum payable hereunder by or on behalf of any Loan Party to any Payee, (A) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.15) the Payee shall receive an amount equal to the sum it would have received had no such deductions been made, (B) Borrower shall make such deductions and (C) Borrower shall pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable law.
(b)Borrower agrees to pay any current or future stamp, intangible or documentary Taxes or any other excise or property Taxes, charges or similar levies (including mortgage recording taxes and similar fees) that arise from any payment made hereunder or from the execution, delivery, enforcement or registration of, or otherwise with respect to, this Credit Agreement or any other Loan Document other than any Luxembourg registration duties (droit d’enregistrement) payable due to voluntary registration of this Credit Agreement or any other Loan Document when such registration is or was not required to maintain, or preserve or enforce the rights of a Lender under this Credit Agreement or any other Loan Document (hereinafter referred to as “Other Taxes”).
(c)Borrower will indemnify a Payee for the full amount of Indemnified Taxes and Other Taxes (including any taxes on amounts payable under this Section 2.15) paid by such Payee, and any liability (including penalties, interest and reasonable expenses) arising therefrom or with respect thereto, whether or not the Indemnified Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other Governmental Authority; provided, that the Borrower shall not be liable to any Payee for the payment of the Indemnified Taxes or Other Taxes resulting from such Payee’s gross negligence, wilful misconduct, or fraud or from a Payee’s failure to fulfill its obligations hereunder. Such indemnification shall be made within thirty (30) days after the date the Payee makes written demand therefor (which demand shall identify the nature and amount of Indemnified Taxes and Other Taxes for which indemnification is being sought).
(d)Within thirty (30) days after the date of any payment of Indemnified Taxes or Other Taxes withheld by the Borrower in respect of any payment to a Payee, Borrower will furnish to the Administrative Agent, at the addresses referred to in Section 11.01, the original or a certified copy of a receipt evidencing payment thereof or other evidence reasonably satisfactory to the Administrative Agent.
(e)If any Payee has received a refund of the Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.15, it shall pay over such refund amount to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.15 with respect to Indemnified Taxes giving rise to such refund, and only to the extent that the Payee is satisfied that it may do so without prejudice to its right, as against the relevant Governmental Authority, to retain such refund), net of all out-of-pocket expenses of the Payee and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Payee, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Payee if the Payee is required to repay such refund to such Governmental Authority. Nothing herein contained shall  interfere with the right of a Payee to arrange its affairs in whatever manner it thinks fit and, in particular, the Payee shall not be under any obligation to claim relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or  require the Payee to make available its tax returns (or any other information relating to its Indemnified Taxes which it deems confidential) to the Borrower or any other Person.
(f)Each party’s obligations under this Section shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.
(g)The Administrative Agent and the Lenders agree that, should any Loan Party at any time be required to make, or is reasonably expected to be required to make, any indemnification payments pursuant to this Section 2.15, then Administrative Agent and the Lenders will use commercially reasonable efforts (subject to legal and regulatory restrictions), to reduce or eliminate the Tax obligations giving rise to such indemnification obligation, including, without limitation, by designating new lending offices or procuring a replacement Lender for the applicable Lender that has given rise to the indemnification obligation.
(h)A UK Treaty Lender and any Guarantor which makes a payment which would otherwise be subject to UK Tax on interest and to which that UK Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Guarantor to obtain authorisation to make that payment without deduction in respect of UK Tax.
Section2.16Bankers’ Acceptances and LIBOR Loans.
(a)No Contract Period with respect to a B/A Loan or LIBOR Loan to be accepted and, if applicable, purchased or deemed purchased as a Loan shall extend beyond the Maturity Date. All B/As, B/A Loans and LIBOR Loans shall be denominated in Dollars or Canadian Dollars, as applicable.
(b)To facilitate availment of B/A Loans, Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf (in accordance with a Notice of Borrowing relating to a B/A Loan pursuant to Section 2.03 or Section 2.09), in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of B/As in the form requested by such Lender. Borrower recognizes and agrees that all B/As signed and/or endorsed by a Lender on behalf of the Borrower shall bind Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower. Each Lender is hereby authorized (in accordance with a Notice of Borrowing relating to a B/A Loan) to issue such B/As endorsed in blank in such face amounts as may be determined by such Lender; provided that the aggregate amount thereof is equal to the aggregate amount of B/As required to be accepted and purchased by such Lender. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except for the gross negligence or wilful misconduct of a Lender or its officers, employees, agents or representatives. Each Lender shall maintain a record, which shall be made available to Borrower upon its request, with respect to B/As  received by it in blank hereunder,  voided by it for any reason,  accepted and purchased by it hereunder, and  cancelled at their respective maturities. On request by or on behalf of the Borrower, a Lender shall cancel all forms of B/As which have been pre-signed or pre-endorsed on behalf of the Borrower and that are held by such Lender and are not required to be issued in accordance with the Borrower’s irrevocable notice. Alternatively, the Borrower agrees that, at the request of the Administrative Agent, the Borrower shall deliver to the Administrative Agent a “depository note” which complies with the requirements of the Depository Bills and Notes Act (Canada), and consents to the deposit of any such depository note in the book-based debt clearance system maintained by the Canadian Depository for Securities.
(c)Drafts of the Borrower to be accepted as B/As hereunder shall be signed as set forth in this Section 2.16. Notwithstanding that any Person whose signature appears on any B/A may no longer be an authorized signatory for any Lender or Borrower at the date of issuance of a B/A, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such B/A so signed shall be binding on Borrower.
(d)In the case of Loans comprised of B/A Loans, the aggregate face amount of the B/A to be accepted shall be in a minimum aggregate amount of $500,000 and shall be a whole multiple of $100,000.
(e)Borrower may specify in a Notice of Borrowing pursuant to Section 2.03 or Section 2.09 that it desires that any B/A requested by such Notice of Borrowing be purchased by a Lender, in which case such Lender shall, upon acceptance of a B/A by such Lender, purchase each B/A from Borrower at the Discount Rate for such Lender applicable to such B/A accepted by it and provide to such Lender the Discount Proceeds for the account of the Borrower. The Acceptance Fee payable by the Borrower to a Lender under Section 2.06 in respect of each B/A accepted (which shall include continuations) by such Lender shall be set off against and deducted from the Discount Proceeds payable by such Lender under this Section 2.16.
(f)Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all B/As accepted and purchased by it.
(g)Borrower waives presentment for payment and any other defence to payment of any amounts due to a Lender in respect of a B/A accepted and purchased by it pursuant to this Credit Agreement which might exist solely by reason of such B/A being held, at the maturity thereof, by such Lender in its own right, and Borrower agrees not to claim any days of grace if such Lender, as holder, claims payment from or sues Borrower on the B/A for payment of the amount payable by the Borrower thereunder. On the last day of the Contract Period of a B/A, or such earlier date as may be required or permitted pursuant to the provisions of this Credit Agreement, Borrower shall pay the Lender that has accepted and purchased such B/A the full face amount of such B/A, and, after such payment, Borrower shall have no further liability in respect of such B/A and the such Lender shall be entitled to all benefits of, and be responsible for all payments due to third parties under, such B/A.
(h)Except as required by any Lender upon the occurrence of an Event of Default, no B/A Loan or LIBOR Loan may be repaid by the Borrower prior to the expiry date of the Contract Period applicable to such B/A Loan or LIBOR Loan.
(i)Any B/A Borrowing or LIBOR Borrowing that is not repaid on the last day of the Contract Period in accordance with paragraph (g) above shall be automatically converted at the end of such Contract Period into a Prime Rate Borrowing.
Section2.17Alternate Rate of Interest.
Notwithstanding anything to the contrary herein or in any other Loan Document (and any Swap Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 2.17):
(a)Replacing LIBOR. On March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of LIBOR’s administrator (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12-month LIBOR tenor settings. On the earlier of (i) the date that all Available Tenors of LIBOR have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt-in Effective Date, if the then-current Benchmark is LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.
(b)Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the
    l

regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to US Base Rate Loans.
(c)Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.
(d)Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.17, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.17.
(e)Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBOR), then the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (ii) the Administrative Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings.
Article III

LETTERS OF CREDIT
Section3.01General. Subject to the terms and conditions set forth herein, Borrower may request the issuance of Letters of Credit denominated in Dollars or Canadian Dollars, for its own account, by the Issuing Lender, in a form reasonably acceptable to the Issuing Lender, at any time and from time to time during the period from the Closing Date to the date that is 30 days prior to the Maturity Date. In the event of any inconsistency between the terms and conditions of this Credit Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Lender relating to any Letter of Credit, the terms and conditions of this Credit Agreement shall take precedence.
Section3.02Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit, Borrower shall hand deliver or fax (or transmit by email or other electronic communication, if arrangements for doing so have been approved by the Issuing Lender) to the Issuing Lender, three (3) Business Days in advance of the requested date of issuance, a Letter of Credit Request. To request any amendment, renewal or extension of any outstanding Letter of Credit, Borrower shall hand deliver or fax (or transmit by email or other electronic communication, if arrangements for doing so have been approved by the Issuing Lender) to the Issuing Lender, three (3) Business Days in advance of the requested date of amendment, renewal or extension, a notice on

Borrower’s letterhead identifying the Letter of Credit and the date of the requested amendment, renewal or extension (which must be a Business Day) and indicating the specifics of such amendment, renewal or extension. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit, Borrower shall be deemed to represent and warrant that) after giving effect to such issuance, amendment, renewal or extension the Credit Utilization (including without duplication all LC Exposure) shall not exceed the lesser of the Borrowing Base and the Commitment. Promptly after the issuance or amendment of any Letter of Credit, the Issuing Lender shall notify the Borrower in writing of such issuance or amendment and such notice shall be accompanied by a copy of such issued or amended Letter of Credit.
Section3.03Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earliest of  the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension),  the date that is five Business Days prior to the Maturity Date, and  the date whereby, pursuant to any  voluntary prepayment pursuant to Section 2.10,  any mandatory prepayment pursuant to Section 2.11, or  any other prepayment pursuant to, or required under, the terms and conditions of this Credit Agreement, any and all Indebtedness under this Credit Agreement have been repaid in full.
Section3.04Reimbursement. If the Issuing Lender shall pay any draft or other form of demand presented under a Letter of Credit, Borrower shall pay to the Issuing Lender an amount equal to the amount of such draft or other form of demand not later than two hours after the Borrower shall have received notice from the Issuing Lender that payment of such draft or other form of demand will be made or, if Borrower shall have received such notice later than 1:00 p.m., Standard Time, on any Business Day, not later than 12:00 noon, Standard Time, on the immediately following Business Day, provided that Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 that such reimbursement payment be financed with a US Base Rate Borrowing in an equivalent amount and, to the extent so financed, the obligations of the Borrower in respect of such LC Disbursement shall be discharged and replaced by the resulting US Base Rate Borrowing.
Section3.05Obligations Absolute. Borrower’s obligation to repay the Issuing Lender for LC Disbursements made by the Issuing Lender under the outstanding Letters of Credit for the account of the Borrower shall be absolute, unconditional and irrevocable under any and all circumstances and irrespective of:
(a)any lack of validity or enforceability of any Letter of Credit;
(b)the existence of any claim, setoff, defence or other right that Borrower or any other Person may at any time have against the beneficiary or transferee under any Letter of Credit, the Issuing Lender, or any other Person (other than the defence of payment in accordance with the terms of this Credit Agreement or a defence based on the gross negligence or wilful misconduct of the Issuing Lender) in connection with this Credit Agreement or any other agreement or transaction;
(c)any draft or other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect, provided that payment by the Issuing Lender under such Letter of Credit against presentation of such draft or document shall not have constituted gross negligence or wilful misconduct of the Issuing Lender;
(d)payment by the Issuing Lender under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, provided that such payment shall not have constituted gross negligence or wilful misconduct of the Issuing Lender; and
(e)any other circumstance or event whatsoever, whether or not similar to any of the foregoing, provided that such circumstance or event shall not have been the result of gross negligence or wilful misconduct of the Issuing Lender.

It is understood that in making any payment under a Letter of Credit  the Issuing Lender’s exclusive reliance on the documents presented to it under such Letter of Credit as to any and all matters set forth therein, including reliance on the amount of any draft presented under such Letter of Credit, whether or not the amount due to the beneficiary equals the amount of such draft and whether or not any document presented pursuant to such Letter of Credit proves to be insufficient in any respect, if such document on its face appears to be in order, and whether or not any other statement or any other document presented pursuant to such Letter of Credit proves to be forged or invalid or any statement therein proves to be inaccurate or untrue in any respect whatsoever, and  any noncompliance in any immaterial respect of the documents presented under a Letter of Credit with the terms thereof shall not, in each case, be deemed wilful misconduct or gross negligence of the Issuing Lender.
Section3.06Disbursement Procedures. The Issuing Lender shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Lender shall promptly notify the Borrower by telephone (confirmed by fax or email) of such demand for payment and whether Issuing Lender has made or will make a LC Disbursement thereunder, provided that any failure to give or delay in giving such notice shall not relieve Borrower of its obligation to reimburse the Issuing Lender with respect to any such LC Disbursement.
Section3.07Interim Interest. If the Issuing Lender shall make any LC Disbursement, then, unless Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall be deemed to be a Prime Rate Loan and shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that Borrower reimburses such LC Disbursement, at the rate per annum then applicable to Prime Rate Loans. Interest accrued pursuant to this Section 3.07 shall be for the account of the Issuing Lender.
Section3.08Replacement of the Issuing Bank. The Issuing Lender may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Lender and the successor Issuing Lender. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Lender. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Lender. From and after the effective date of any such replacement,  the successor Issuing Lender shall have all the rights and obligations of the Issuing Lender under this Agreement with respect to Letters of Credit to be issued thereafter, and  references herein to the term “Issuing Lender” shall be deemed to refer to such successor or to any previous Issuing Lender, or to such successor and all previous Issuing Lenders, as the context shall require. After the replacement of an Issuing Lender hereunder, the replaced Issuing Lender shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Lender under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.
Section3.09Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that Borrower receives notice from the Administrative Agent demanding the deposit of cash collateral pursuant to this Section 3.09, Borrower shall deposit in an account with the Administrative Agent an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid fees and interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to Borrower described in Section 8.01(g) or Section 8.01(h); and further provided that with respect to Loans made to cash collateralize Letters of Credit pursuant to this Section 3.09, Section 5.01(c) shall not apply. Each such deposit shall be held by the Administrative Agent, as collateral for the payment and performance of the obligations of the Borrower under this Credit Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such accounts. Moneys in such account shall be applied by the Administrative Agent to reimburse itself for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated, be applied to satisfy other Obligations of the Borrower under this Credit Agreement. If Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to Borrower within three (3) Business Days after all Events of Default have been cured or waived.

Article IV

REPRESENTATIONS AND WARRANTIES
Each of the Loan Parties hereto represents and warrants, and where applicable, also represents and warrants for and on behalf of each of the Loan Parties, to the Administrative Agent and the Lenders that:
Section4.01Organization; Powers. It  is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization,  has all requisite power and authority to own its property and assets and to carry on its business as now conducted,  is qualified to do business in every jurisdiction where such qualification is required by the nature of its business, the character and location of its property, business or customers, or the ownership or leasing of its properties, except for such jurisdictions in which the failure to so qualify in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, and  has the requisite power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and, in the case of the Borrower, to borrow hereunder.
Section4.02Authorization. The execution, delivery and performance by each of the Loan Parties of each of the Loan Documents to which it is a party, the Borrowings hereunder, the issuance of the Letters of Credit, the use of the proceeds of the Loans and the Letters of Credit, the creation of the security interests contemplated by the Security Documents, and the other transactions contemplated by the Loan Documents (the “Transactions”),  have been duly authorized by all requisite corporate or partnership and, if required, stockholder action on the part of the Loan Party and the stockholders thereof, and  will not  violate:  any provision of law, statute, rule or regulation, or its Organizational Documents,  any order of any Governmental Authority applicable to it, or  any provision of any indenture or other material instrument to which it is a party or by which it is or may be bound,  constitute (alone or with notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or  result in the creation or imposition of any Lien (other than any Lien created hereunder or under the Security Documents) upon or with respect to any property or assets now owned or hereafter acquired by it.
Section4.03Enforceability. This Credit Agreement has been duly executed and delivered by it and constitutes, and each other Loan Document when executed and delivered by it will constitute, its legal, valid and binding obligation enforceable against it in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (whether enforcement is sought by proceeding in equity or at law)).
Section4.04Governmental Approvals. No action, consent or approval of, registration or filing with or any other action by any Governmental Authority is or will be required in connection with the Transactions, except for  the filing of PPSA, Australian PPSA or UCC financing statements and similar security or collateral filings and registrations under applicable laws in other jurisdictions  such actions, consents, approvals, registrations and filings as have been made or obtained and are in full force and effect, and  municipal business licences which are being applied for and are expected to be obtained in due course.
Section4.05Financial Statements. The Borrower has delivered to the Administrative Agent all such audited and unaudited financial statements of the Loan Parties as have been requested by the Administrative Agent, including without limitation audited consolidated financial statements for the Borrower in respect of the Fiscal Year ended December 31, 2020 and all financial statements set forth or referred to in the materials specified above were prepared in accordance with GAAP applied on a basis consistent with previous fiscal years of the Borrower, are accurate and complete in all material respects and present fairly in all material respects the financial position of the Borrower as at the dates thereof and the revenues, earning and results of operations for the periods to which such financial statements relate.

Section4.06No Material Adverse Effect. Since December 31, 2020, there has been no event or condition that has had, or could reasonably be expected to have, a Material Adverse Effect.
Section4.07Title to Properties; Possession Under Leases.
(a)Except as set forth on Schedule 4.07 it has good and marketable title to, or valid leasehold interests in, all its material properties and assets, except for minor defects in title that do not interfere in any material respect with its ability to conduct its business as currently conducted. All such title to, or leasehold interest in, properties and assets are free and clear of Liens, other than Liens expressly permitted by Section 7.02 and Liens with respect to which the Administrative Agent has received (or will receive) on or prior to the Closing Date duly executed releases and termination statements in connection therewith.
(b)It has complied with all obligations under all leases to which it is a party and enjoys peaceful and undisturbed possession under all such leases, except for acts of non-compliance which could not reasonably be expected to result in a Material Adverse Effect.
Section4.08Subsidiaries and Ownership of the Loan Parties. Except as set forth on Schedule 4.08, it has no direct or indirect Subsidiaries with material operations or property in the Applicable Jurisdictions. As of the Closing Date, the outstanding stock and/or Equity Interests of such Loan Party have been duly and validly issued and are fully paid and non-assessable by such Loan Party, and the number and owners of such shares of capital stock and/or Equity Interests of such Loan Party (other than the Borrower) are set forth on Schedule 4.08. As of the Closing Date, except as set forth on Schedule 4.08, there are no securities, notes, bonds or other instruments convertible into or exchangeable for capital stock and/or Equity Interests of any such Loan Party (other than the Borrower).
Section4.09Litigation; Compliance with Laws.
(a)Except as set forth in Schedule 4.09 and except for claims by third parties other than a Governmental Authority that are in the reasonable opinion of the Borrower and its legal counsel frivolous or vexatious, there are no material actions, suits or proceedings at law or in equity or by or before any Governmental Authority now pending or affecting such Loan Party or any business or property of any such Loan Party (including with respect to Environmental Laws), in respect of which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.
(b)It is not, and its properties and assets are not,  in violation of, nor will the continued operation of their properties and assets as currently conducted violate, any law, rule, regulation, statute (including any zoning, building, ordinance, code or approval or any building permits) or any restrictions of record or agreements, where such violations could reasonably be expected to have a Material Adverse Effect or  in default with respect to any judgment, writ, injunction, decree or order of any Governmental Authority.
Section4.10Tax Returns and Taxes. All material federal, national, state, provincial, regional, foreign and local and all other tax returns of such Loan Party required by applicable law to be filed have been duly filed, and all material federal, national, state, provincial, regional, foreign and local and all other Taxes upon such Loan Party and its property, income, profits and assets which are due and payable have been paid, except any such non-payment which is at the time permitted under Section 6.05. The charges, accruals and reserves on the books of such Loan Party in respect of federal, national, state, provincial, regional, foreign and local taxes for all Fiscal Years and portions thereof since the organization of such Loan Party, are in the judgment of such Loan Party adequate in all material respects.
Section4.11Accuracy and Completeness of Information. All written information, reports, certificates, financial statements and other papers and data produced by or on behalf of such Loan Party and furnished to the Administrative Agent were, at the time the same were so furnished, complete and correct in all material respects to the extent necessary to give the recipient a true and accurate knowledge of the subject matter, and, as of the Closing Date, no fact is known to such Loan Party which has had, or could reasonably be expected to in the future have, a Material Adverse Effect which has not been set forth in the financial statements or disclosure delivered prior to the Closing Date, in each case referred to in Section 4.05, or in such written information, reports or other papers or data or otherwise disclosed in writing to the Administrative Agent prior to the Closing Date.
Section4.12Pension Plans.
(a)No Loan Party sponsors, administers, contributes to or has any liability under any pension plan or employee benefit plan of any nature or kind whatsoever outside of the Applicable Jurisdictions, other than pension or employee benefit plans that a Loan Party is required by domestic statute outside of the Applicable Jurisdictions to contribute to in respect of current employees of the applicable Loan Party;
(b)No Loan Party sponsors, administers, contributes to or has any liability under a Canadian DB Pension Plan;
(c)Each Canadian Pension Plan and Benefit Plan is in compliance in all material respects with all applicable requirements of applicable law and none of the Canadian Pension Plans are multiemployer plans as defined by applicable pension standards legislation;
(d)All contributions required to be remitted or made to a Canadian Pension Plan and Benefit Plans have been remitted or made in a timely manner in accordance with the terms of the plan and applicable laws;
(e)Each applicable Loan Party and each ERISA Affiliate has complied with the Funding Rules with respect to each US Pension Plan; and
(f)No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.
Section4.13Environmental and Safety Matters. Except as disclosed in Schedule 4.13 (or, in the case of clauses (d) and (e) below in respect of matters after the Closing Date, except as may be promptly disclosed to the Administrative Agent in writing):
(a)the business of such Loan Party currently operates in material compliance with all Environmental Laws;
(b)to the knowledge of the Loan Party, there is no Hazardous Substance in, on, under or migrating from the lands owned or leased by such Loan Party, the lands to which Hazardous Substances have migrated and the businesses carried thereon, except where the same is being processed, distributed, used, generated, treated, stored, disposed of, transported or handled, as applicable, in material compliance with all Environmental Laws;
(c)such Loan Party has obtained all material Environmental Permits required for its business as presently being conducted and the same are valid and in full force and effect, and such Loan Party is in material compliance with the provisions of all such Environmental Permits and there are no proceedings outstanding or, to the knowledge of such Loan Party, pending or threatened, to revoke, amend or limit (in any material adverse respect) any such Environmental Permit;
(d)such Loan Party has not received any Environmental Notice with respect to its Business or its owned or leased lands which, to such Loan Party’s knowledge, has not been resolved to the satisfaction of the issuer of the Environmental Notice; and

(e)there are no material investigations, tests, audits or reports undertaken within the past five (5) years on behalf of it respecting the environment relating to its owned or leased lands or its business.
Section4.14Solvency. Immediately after giving effect to the Transactions to occur on the Closing Date, such Loan Party shall not be an “Insolvent Person” or “insolvent” as defined in the Bankruptcy and Insolvency Act (Canada) or the applicable Insolvency Law, as applicable, and such Loan Party shall not have unreasonably small capital to carry out its businesses as conducted or as proposed to be conducted. On the Closing Date, and immediately prior to and after giving effect to each Credit Event hereunder and the use of the proceeds thereof, with respect to each Loan Party,  the fair value of its assets is greater than the amount of its liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated,  the present fair saleable value of its assets is not less than the amount that will be required to pay the probable liability on its debts as they become absolute and matured,  it is able to realize upon its assets and pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business,  it does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature and  it is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital.
Section4.15Security Documents. The Security Documents, upon execution and delivery thereof by the parties thereto (other than with respect to the Security Documents governed by English law which become enforceable on registration at Companies House within 21 days of their creation), will create in favour of the Administrative Agent a legal, valid and enforceable security interest in the Collateral and proceeds thereof and  (x) when the Collateral (as defined in the Security Documents) represented by certificates is delivered to the Administrative Agent, together with an executed blank stock power of attorney and (y) when financing statements in appropriate form have been duly filed in the offices specified in Schedule 4.15 and in the case of the Australian Guarantor, registered on the PPS Register and (where required by the Administrative Agent) and/or control agreements have been executed by the issuers of such Collateral (as defined in the Security Documents) which is not represented by certificates, the Security Documents shall constitute a fully perfected Lien (subject only to prior ranking Permitted Liens) on, and security interest in, all right, title and interest of the Loan Parties in such Collateral, in each case prior and superior in right to any other Person other than the holders of Permitted Liens and  when financing statements, or equivalents thereof under the applicable laws of any Applicable Jurisdictions, in appropriate form have been duly filed in the offices specified on Schedule 4.15 and in the case of the Australian Guarantor, registered on the PPS Register, each Lien created under the Security Documents will constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral, and the proceeds thereof, to the extent perfection or publication can be obtained by filing PPSA, Australian PPSA or UCC financing statements or similar filings or registrations under the applicable laws of any other jurisdiction, in each case prior and superior in right to any other Person (other than the holders of Permitted Liens).
Section4.16Labour Matters. As of the Closing Date, none of the Loan Parties is engaged in any unfair labour practice which could reasonably be expected to have a Material Adverse Effect.  There is  no unfair labour practice complaint pending or, to the best knowledge of any Loan Party, threatened against any Loan Party before any court or labour board or similar body, and no grievance or arbitration proceedings arising out of or under collective bargaining agreements is so pending or, to the best knowledge of any Loan Party, threatened;  no strike, lock-out, labour dispute, slowdown or work stoppage pending or, to the best knowledge of any Loan Party, threatened against any Loan Party;  no union representation or certification question existing or pending with respect to the employees of any Loan Party and, to the best knowledge of any Loan Party, no union organization activity taking place, which unfair labour practice complaint, grievance or arbitration proceedings, strike, lock-out, labour dispute, slowdown or work stoppage or union representation or certification question could reasonably be expected to have a Material Adverse Effect; and  no Loan Party has been in violation of any applicable federal, provincial, regional, local or foreign law dealing with labour or employment related matters, where such violations could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which such Loan Party is a party, or by which such Loan Party is bound on the Closing Date. Hours worked by and payment made to employees of the Loan Parties are not in violation of the Fair Labor Standards Act or any other applicable law dealing with such matters. The Borrower shall advise the Agent in writing of it becoming aware of the occurrence of any of the foregoing events arising subsequent to the Closing Date.
Section4.17Real Property. Schedule 4.17 sets forth as of the Closing Date all real property owned or leased by such Loan Party. With respect to all real property described as being owned by such Loan Party, such real property is owned in fee simple by such owner. With respect to all material leasehold real property interests of such Loan Party, the lease agreements are described.
Section4.18Intellectual Property. Such Loan Party owns, or is licensed or otherwise authorized to use, all patents, industrial designs, trademarks, trade names, copyrights, technology, know-how and processes, service marks and rights with respect to the foregoing that are used in or reasonably necessary for the conduct of its business as currently conducted, except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect or for which adequate reserves have been established in accordance with GAAP and the use of such patents, industrial designs, trademarks, trade names, copyrights, technology, know-how and processes, service marks and rights with respect to the foregoing by the Loan Parties does not, to the knowledge of such Loan Party, infringe on the rights of any Person, except for such claims and infringements as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect or for which adequate reserves have been established in accordance with GAAP. For the purposes of this Section, knowledge shall not include receipt by a Loan Party of letters from any Person alleging infringement of, or offering to license, any patents, designs, trademarks, trade names, copyrights, technology, know-how and processes, service marks and rights. Schedule 4.18 lists all Loan Party patents, industrial designs, trademarks and copyrights which have been either registered or in respect of which a registration application has been filed as of the Closing Date.
Section4.19Business
. Such Loan Party is engaged principally in the business described on Schedule 4.19.
Section4.20Liens. Except as set forth in Schedule 4.20, none of the properties and assets of such Loan Party, and none of the Collateral under the Security Agreements, is subject to any Lien, except Permitted Liens.
Section4.21Indebtedness and Guarantees. Set forth on Schedule 4.21 is a complete and correct listing as of the Closing Date of all of such Loan Party’s  Indebtedness (excluding Indebtedness under the Loan Documents and Indebtedness incurred in the ordinary course of business) and  Guarantees (excluding Guarantees required in connection with the Loan Document and Guarantees incurred in the ordinary course of business). Such Loan Party is not in default of any material provision of any agreement evidencing or relating to any such Indebtedness or Guarantee.
Section4.22Burdensome Provisions. Such Loan Party is not party to any indenture, agreement, lease or other instrument, or subject to any charter or corporate restriction, Governmental Approval or applicable law, compliance with the terms of which could reasonably be expected to have a Material Adverse Effect.
Section4.23Absence of Defaults. Such Loan Party is not in default under its Organizational Documents, and no event has occurred which has not been remedied, cured or waived  that constitutes a Default or an Event of Default or  that constitutes or that, with the passage of time or giving of notice, or both, would constitute a default or event of default by such Loan Party under any judgment, decree or order to which such Loan Party is a party or by which such Loan Party or any of its respective properties may be bound or which would require such Loan Party to make any payment thereunder in excess of $1,000,000.
Section4.24Chief Executive Office. The chief executive office of each Loan Party is located at the address or addresses set forth on Schedule 4.24; except as set forth on Schedule 4.24, no Loan Party has maintained its chief executive office at any other address at any time during the five years immediately preceding the Closing Date. The exact legal name of each Loan Party is set forth on Schedule 4.24.

Section4.25Equipment. All Equipment is in good order and repair in all material respects, normal wear and tear excepted and usual ongoing operational repairs as required expected. Set forth on Schedule 4.25 is the  full mailing address of each facility at which Equipment (other than motor vehicles) is located, and  if such facility is leased, the name of the landlord. Except as set forth on Schedule 4.25 and as referred to above, within the past four months no Equipment has been located at any other location.
Section4.26Corporate and Fictitious Names; Trade Names. Except as otherwise disclosed on Schedule 4.26, during the five-year period preceding the Closing Date, no Loan Party has been known as or used any corporate or other organizational, or fictitious name other than the corporate or other organizational name of such Loan Party on the Closing Date. As of the Closing Date, all trade names or styles under which any Loan Party sells Inventory or Equipment or creates receivables, or to which instruments in payment of receivables are made payable, are listed on Schedule 4.26.
Section4.27Deposit Accounts. Part I of Schedule 4.27 sets out all Deposit Accounts maintained by such Loan Party and the full details of the Deposit Accounts of all Loan Parties.
Section4.28Permitted Earn Out Obligations. Schedule 4.28 sets out all indebtedness of any Loan Party arising pursuant to or in connection with any Permitted Earn Out Obligations and, all agreements relating thereto (including all schedules, exhibits, amendments, supplements, modifications, assignments and all other documents delivered pursuant thereto or in connection therewith) and all other documents or agreements in respect of Permitted Earn Out Obligations as may be reasonably requested by the Administrative Agent; and no Loan Party nor, to the knowledge of any Loan Party, any other Person party thereto is in default in performance or compliance with any provisions thereof.
Section4.29Insurance. Such Loan Party maintains appropriate insurance coverage that satisfies the covenants and conditions of the Loan Documents concerning insurance coverage.
Section4.30Domiciliation. Sierra Wireless Luxembourg S.à.r.l. hereby represents that it complies with the provisions of the Luxembourg law of May 31, 1999 on domiciliation of companies, as amended.
Section4.31Centre of Main Interest and Establishments. Sierra Wireless Luxembourg S.à.r.l. hereby represents that the place of its central administration (siege de l’administration centrale) for the purpose of the Luxembourg law of August 10, 1915 on commercial companies, as amended, is situated in Luxembourg. For the purposes of the Regulation (EU) No 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings (recast), as amended (the “Regulation”), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its original jurisdiction and it has no “establishment” (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.
Section4.32Status of Receivables and Inventory. Each Account and all Inventory reflected in the computations included in any Borrowing Base Certificate meets the criteria enumerated in the definition of Eligible Accounts and Eligible Inventory, as applicable.
Section4.33Survival of Representations and Warranties, Etc. All representations and warranties set forth in this Article IV and all statements contained in any certificate, financial statement or other instrument delivered by or on behalf of such Loan Party pursuant to or in connection with this Credit Agreement or any of the other Loan Documents (including any such representation, warranty or statement made in or in connection with any amendment thereto) shall constitute representations and warranties made under this Credit Agreement. All representations and warranties made under this Credit Agreement shall be made or deemed to be made at and as of the Closing Date and at and as of the date of each Loan (excluding, for certainty, rollovers and conversions), except that representations and warranties which, by their terms are applicable only to one such date shall be deemed to be made only at and as of such date. All representations and warranties made or deemed to be made under this Credit Agreement shall survive and not be waived by the execution and delivery of this Credit Agreement, any investigation made by or on behalf of the Administrative Agent or any borrowing hereunder.

Section4.34Anti-Corruption Laws. No part of the proceeds of the Loans or Letters of Credit shall be used, directly or indirectly:  to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government-owned entity, to any foreign political party or party official or political candidate or to any official or employee of a public international organization, or to anyone else acting in an official capacity (collectively, “Foreign Official”), in order to obtain, retain or direct business by  influencing any act or decision of such Foreign Official in his official capacity,  inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such Foreign Official,  securing any improper advantage or  inducing such Foreign Official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of such government or instrumentality;  to cause any Administrative Agent to violate the U.S. Foreign Corrupt Practices Act of 1977; or  to cause any Administrative Agent to violate any other anti-corruption law applicable to such Administrative Agent (all laws referred to in clauses (b) and (c) being “Anti-Corruption Laws”).
Section4.35Sanctions Laws. No Loan Party and to the knowledge of the Borrower, no Affiliate or broker or other agent of any Loan Party acting or benefiting in any capacity in connection with the Loans or Letters of Credit is any of the following (a “Restricted Person”):  a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”);  a Person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list or similarly named by any similar foreign governmental authority;  a Person that is owned 50 percent or more by any Person described in this Section 4.35;  any other Person with which any Administrative Agent is prohibited from dealing under any Sanctions laws applicable to such Administrative Agent; or  a Person that derives more than 10% of its annual revenue from investments in or transactions with any Person described in this Section 4.35(a), (b), (c), or (d). Further, none of the proceeds from the Loans or Letters of Credit shall be used to finance or facilitate, directly or indirectly, any transaction with, investment in, or any dealing for the benefit of, any Restricted Person or any transaction, investment or dealing in which the benefit is received in a country for which such benefit is prohibited by any Sanctions laws applicable to any Administrative Agent.
Section4.36Anti-Money Laundering and Anti-Terrorism Finance Laws. To the extent applicable, each Loan Party is in compliance, in all material respects, with anti-money laundering laws and anti-terrorism finance laws including the Bank Secrecy Act, the PATRIOT Act and any similar laws applicable to any other jurisdiction (the “Anti-Terrorism Laws”).
Section4.37Investment Company Status. Neither the Borrower nor any of the Loan Parties is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.
Section4.38Margin Regulation. Neither the Borrower nor any of the Loan Parties is engaged principally or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any “margin stock” as such term is defined in Regulation U of the Board of Governors of the Federal Reserve System or any successor thereto.
Article V

CONDITIONS
The obligation of the Lenders to make Loans hereunder and the obligation of the Issuing Lender to issue, amend, extend or renew any Letter of Credit hereunder (each, a “Credit Event”) is subject to the satisfaction of the following conditions:
Section5.01All Credit Events. On the date of each Credit Event:
(a)the Administrative Agent shall have received a notice of such Credit Event as required by Section 2.03 or Section 3.02, respectively;

(b)the representations and warranties set forth in Article IV hereof and in the other Loan Documents shall be true and correct in all material respects on and as of the date of such Credit Event with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date;
(c)at the time of and immediately after such Credit Event, no Default or Event of Default shall have occurred and be continuing;
(d)at the time of and immediately after such Credit Event, there shall have occurred no event or condition that has had, or could reasonably be expected to have, a Material Adverse Effect;
(e)at the time of such Credit Event, if any Loan Party has since the previous Credit Event qualified as an extra-provincial corporation, or has otherwise qualified, to transact business in a new jurisdiction, the Administrative Agent shall have received a certificate of good standing (or similar document) for such Loan Party for such jurisdiction; and
(f)the Administrative Agent shall have received and be satisfied with the results of, the Loan Parties’ annual inventory appraisal(s) conducted by an appraisal firm acceptable to the Administrative Agent, and with regard to the Collateral, the inventory control systems, the books and records and the reporting capability of the Loan Parties, as applicable.
Each Credit Event shall be deemed to constitute a representation and warranty by the Borrower on the date of such Credit Event as to the matters specified in paragraphs (b) through (e) of this Section 5.01.
Section5.02Conditions Precedent to the Closing Date. Notwithstanding any other provision of this Credit Agreement, the effectiveness of this Credit Agreement, and the Lenders’ obligations to enter into this Credit Agreement and to make the Loans, are subject to the fulfillment of each of the following conditions prior to or contemporaneously with the making of such Loan:
(a)Closing Documents. The Administrative Agent shall have received each of the following documents, all of which shall be satisfactory in form and substance to the Administrative Agent and Administrative Agent’s Counsel:
(i)this Credit Agreement, complete with Schedules and Exhibits duly executed and delivered by the Parties hereto;
(ii)certified copies of the Organizational Documents of each Loan Party as in effect on the Closing Date;
(iii)certified copies of all corporate action, including partnership or shareholder approval, if necessary, taken by each Loan Party to authorize the execution, delivery and performance of this Credit Agreement and the other Loan Documents and the Borrowings under this Credit Agreement;
(iv)certificates of incumbency and specimen signatures with respect to each of the officers of each Loan Party who is authorized to execute and deliver this Credit Agreement or any other Loan Document on behalf of such Loan Party or any document, certificate or instrument to be delivered in connection with this Credit Agreement or the other Loan Documents and to request borrowings under this Credit Agreement;
(v)a certificate of an authorized signatory of Sierra Wireless Luxembourg S.à.r.l. certifying that it is not, nor does it fulfil the criteria at the date of the certificate to, be in a situation of illiquidity (cessation de paiements) and absence of access to credit (credit ébranlé) or subject to bankruptcy (faillite), controlled management (gestion controlee), suspension of payments (sursis de paiement), arrangement with creditors (concordat prèventif de la faillite), court ordered liquidation (liquidation volontaire) or liquidation (dissolution) or any similar procedure affecting the rights of creditors under Luxembourg law;
(vi)a copy of the except (extrait) of the Luxembourg Trade and Companies Register pertaining to Sierra Wireless Luxembourg S.à.r.l. dated as of the date of this Credit Agreement;
(vii)a copy of the negative certificate (certificate de non-inscription de decision judiciaire) from the Luxembourg Trade and Companies Register pertaining to Sierra Wireless Luxembourg S.à.r.l. and dated as of the date for this Credit Agreement stating that no judicial decision has been registered by application of article 13, items 2 and 12 and article 14 of the Luxembourg law dated December 19, 2002 relating to the register of commerce and companies as well as the accounting and the annual accounts of companies, as amended (the “RCS Law”), according to which Sierra Wireless Luxembourg S.à.r.l. would be subject to one of the judicial proceedings referred to in these provisions of the RCS Law including in particular, bankruptcy (faillite), controlled management (gestion controlee), suspension of payments (sursis de paiement), arrangement with creditors (concordat préventif de la faillite) and any judicial liquidation (liquidation judiciaire) proceedings;
(viii)a certificate evidencing the good standing or equivalent of each Loan Party, as applicable, in the jurisdiction of its incorporation and in each other jurisdiction in which it is qualified as an extra-provincial or foreign corporation to transact business;
(ix)evidence satisfactory to the Administrative Agent that financing statements have been filed in the personal property registry or equivalent registry in each jurisdiction where such filing may be necessary or appropriate to perfect the Administrative Agent’s security interest in the applicable Collateral;
(x)the Security Documents, duly executed and delivered by each applicable Loan Party, including, for greater certainty, a pledge over bank account agreement to be granted by Sierra Wireless Luxembourg S.à.r.l. with respect to its account maintained with HSBC Bank France, and including all share or partnership unit certificates and blank stock or partnership powers of attorney for each Loan Party’s Equity Interests in the Loan Parties;
(xi)blocked account agreements, duly executed and delivered by each of the Borrower, Sierra Wireless America, Inc., the Administrative Agent and Canadian Imperial Bank of Commerce, in its capacity as agent under the Subordinate Credit Agreement, in form and substance satisfactory to the Administrative Agent;
(xii)certificates or binders of insurance relating to each of the policies of insurance covering all of the Collateral together with loss payable clauses naming the Administrative Agent as first loss payee and otherwise acceptable to the Administrative Agent;
(xiii)copies of all the financial statements referred to in Section 4.05 and meeting the requirements thereof;
(xiv)such financial information as the Administrative Agent shall reasonably request in connection with the Transactions, including without limitation:  a consolidated balance sheet of the Loan Parties as of the Closing Date, prepared by the Borrower on a pro forma basis, giving effect to the Transactions and setting forth the assumptions on which such balance sheet was prepared; and  projected consolidated financial statements of the Borrower (giving effect to the Transactions) for a three year period (from Fiscal Year 2021 to Fiscal Year 2023), demonstrating that after incurring the Indebtedness contemplated by this Credit Agreement, the Borrower shall be solvent, be able to satisfy its obligations as they become due, be in compliance with its financial covenants hereunder, be adequately capitalized, and such otherwise satisfactory to the Administrative Agent in its discretion;
(xv)a certificate of a Responsible Officer on behalf of the Borrower stating that, to the best of his or her knowledge and based on an examination sufficient to enable him or her to make an informed statement,  all of the representations and warranties made or deemed to be made under this Credit Agreement are true and correct as of the Closing Date, both with and without giving effect to the Loans to be made at such time and the application of the proceeds thereof, and the consummation of the Transactions, and  no Default or Event of Default exists;
(xvi)signed opinions of Blake, Cassels & Graydon LLP, and such local counsel as the Administrative Agent shall deem reasonably necessary or desirable, opining as to such matters in connection with this Credit Agreement as the Administrative Agent’s Counsel may reasonably request;
(xvii)if applicable, a Notice of Borrowing, duly executed by the Borrower;
(xviii)a Compliance Certificate, duly executed by the Borrower;
(xix)if applicable, a direction to pay in form satisfactory to the Administrative Agent, duly executed by the Borrower;
(xx)Administrative Agent shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;
(xxi)duly executed bank form documents in respect of the Deposit Accounts to be held with the Administrative Agent for the Borrower;
(xxii)copies of all documents recording any Permitted Earn Out Obligations existing as at the Closing Date; and
(xxiii)copies of each of the other Loan Documents duly executed by the parties thereto with evidence satisfactory to the Administrative Agent’s Counsel of the due authorization, binding effect and enforceability of each such Loan Document on each such party and such other documents and instruments as the Administrative Agent may reasonably request.
(b)Due Diligence Review. The Administrative Agent shall be satisfied in all respects with the results of their due diligence and review of the Loan Parties, including the organizational, tax, capital, ownership, corporate governance and legal structure of the Loan Parties, management and management operations of the Loan Parties, and operating, information, management, technical, financial control and other systems of the Loan Parties.
(c)Total Leverage Ratio. The Administrative Agent shall have received evidence satisfactory to it that the Total Leverage Ratio, calculated on a pro forma basis giving effect to the closing of the Transactions and using consolidated Indebtedness of the Loan Parties after giving effect to the incurrence of the initial Loans is not greater than 3.00 to 1.00.

(d)No Injunctions, Conflicts, etc. No action, suit or proceeding (including any inquiry or investigation) by any entity (private or governmental) shall be pending or threatened (i) with respect to the facilities or any related documentation or (ii) with respect to the Transactions or any Loan Party which in the case of any or all litigation described in this sub-clause (ii) the Administrative Agent shall determine could have a materially adverse effect on the Transactions or the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Loan Parties. The Administrative Agent shall have been provided with such information regarding the status of all litigation pending against the Loan Parties, and shall be satisfied in all respects with the status of such litigation.
(e)No Default. No Default or Event of Default shall have occurred and shall then be continuing on such date or will occur after giving effect to this Credit Agreement.
(f)Approvals. All necessary governmental (domestic and foreign) and third party approvals and/or consents in connection with the Transactions, and otherwise referred to herein or therein shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which, in the judgment of the Administrative Agent, restrains, prevents or imposes materially adverse conditions upon the consummation of the Transactions. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing material adverse conditions upon the Transactions or the transactions contemplated by this Credit Agreement.
(g)No Adverse Effect. On or prior to the Closing Date, nothing shall have occurred (and Administrative Agent shall not have become aware of any facts or conditions not previously known) on or after December 31, 2020 which the Administrative Agent shall reasonably determine has or is reasonably likely to have a Material Adverse Effect on the rights or remedies of the Administrative Agent, or on the ability of the Loan Parties to perform their obligations to the Administrative Agent, or which is reasonably likely to constitute or give rise to any condition or change that could reasonably be expected to have a Material Adverse Effect.
(h)Repayment of Indebtedness. All Indebtedness (other than Indebtedness permitted hereunder) of the Loan Parties shall have been repaid in full, and all credit facilities or commitments to make extensions of credit to such entities (other than credit facilities or commitments permitted hereunder) shall have been cancelled and terminated (or arrangements therefor satisfactory to the Administrative Agent shall be in place), and the Administrative Agent shall be satisfied that after giving effect to the Transactions the Loan Parties shall have:  no outstanding Indebtedness other than Indebtedness permitted hereunder,  no outstanding preferred shares or other preferred Equity Interests, and  not issued any direct or indirect guarantees or other credit support to any person except as permitted hereunder.
(i)Release of Security Interests. The Administrative Agent shall have received evidence satisfactory to it of the release and termination of all Liens on Collateral, other than Permitted Liens and Liens described in Section 7.02(a)(i) (or arrangements therefor, such as, but not limited to, “pay-off” or “discharge” agreements, satisfactory to the Administrative Agent shall be in place).
(j)Fees. All reasonable costs, fees, expenses (including the reasonable legal fees and expenses of Administrative Agent’s Counsel, and such other local counsel or agents retained by the Administrative Agent in connection with the Loans) and other compensation contemplated thereby, payable to the Administrative Agent, shall have been paid on the Closing Date (or arrangements therefor satisfactory to the Administrative Agent shall be in place).

(k)Deposit Account. The Borrower shall have a Deposit Account with a branch of the Administrative Agent.
Article VI

AFFIRMATIVE COVENANTS
Each of the Loan Parties party hereto covenants and agrees with the Lenders, until the Obligations are paid in full (other than contingent indemnity Obligations), unless the Administrative Agent shall otherwise consent in writing, that it will:
Section6.01Payment of Obligations. Duly and punctually pay and perform its indebtedness, liabilities and Obligations hereunder and under the other Loan Documents at the times and places and in the manner required by the terms hereof and thereof, and satisfy its other obligations as required in the ordinary course.
Section6.02Preservation of Existence and Similar Matters. Except as permitted by Section 7.06, preserve and maintain its corporate or other organizational existence, rights, franchises, licenses and privileges in the jurisdiction of its formation (which shall not change without the prior written consent of the Administrative Agent) and qualify and remain qualified as an extra-provincial or foreign corporation or other organization and authorized to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification or authorization.
Section6.03Maintenance of Property. Do or cause to be done, all things necessary or required to have all its respective properties, assets and operations owned, operated and maintained in accordance with diligent and prudent industry practice and applicable laws except to the extent that the failure to do or cause to be done the same would not have and would not reasonably be expected to have a Material Adverse Effect, and at all times cause the same to be owned, operated, maintained and used in compliance with all terms of any applicable insurance policy to the extent necessary to ensure that coverage under any such policy cannot be denied by the insurers thereunder.
Section6.04Insurance. Keep its insurable properties adequately insured at all times by financially sound and reputable insurers; maintain such other insurance, to such extent and against such risks, including fire and other risks insured against by extended coverage, as is usually maintained in the same general area by companies engaged in the same or similar businesses, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by it or the use of any products sold by it; and maintain such other insurance as may be required by law.
Section6.05Payment of Taxes and Claims. Pay or discharge when due  all Taxes that, if not paid, could result in a Lien, which in aggregate with the Liens referred to in paragraph (a) of the definition of “Permitted Liens” will exceed $1,000,000, including any Taxes on properties belonging to the Loan Parties, and  all lawful claims of builders, subcontractors, materialmen, mechanics, carriers, warehousemen and landlords for labour, materials, supplies and rentals which, if unpaid, might become a Lien on any properties of the Loan Parties or the Collateral charged by the Security Documents, except that this Section 6.05 shall not require the payment or discharge of any such Tax or claim which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP and such contest operates to suspend enforcement of a Lien and there is no material risk of forfeiture of such property.

Section6.06Financial Statements, Reports, etc. Furnish to the Administrative Agent:
(a)as soon as available, but in any event, within 120 days after the end of each Fiscal Year:  a consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows, showing the financial condition of the Borrower and its Subsidiaries as of the close of such Fiscal Year and the results of the operations of the Borrower and its Subsidiaries during such Fiscal Year audited by auditors of recognized national standing, and  a written statement of the Borrower’s management setting forth a discussion of the Borrower’s consolidated and consolidating financial condition, changes in financial condition and results of operations, in each case, only to the extent the same is made available on SEDAR;
(b)as soon as available, but in any event within sixty (60) days after the end of each Fiscal Quarter, other than the fourth (4th) Fiscal Quarter of each Fiscal Year:  an unaudited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows (including a comparison to the previous year’s actual results and current year’s budget), showing the financial condition of the Borrower and its Subsidiaries as of the close of such Fiscal Quarter and the results of the operations of the Borrower and its Subsidiaries during such Fiscal Quarter and the then-elapsed portion of the Fiscal Year (it being understood that such information shall be in reasonable detail and certified by a Financial Officer of the Borrower, as fairly presenting in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries, on the pro forma basis described in paragraph (a) above, on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of notes); and  a written statement of the Borrower’s management setting forth an overview of the Borrower’s financial performance for such Fiscal Quarter and, a discussion of the outlook for Borrower’s business, in each case, only to the extent the same is made available on SEDAR;
(c)concurrently with any delivery of financial statements of the Borrower under paragraphs (a) and (b) above, a duly completed compliance certificate in the form of Exhibit D (a “Compliance Certificate”), with appropriate insertions, dated the date of such quarterly statements and signed by a Financial Officer of the Borrower, containing  a written statement to the effect that such officer has not become aware of any Default or Event of Default that has occurred or, if there is any such event, describing it and the steps, if any, being taken to cure it, and  a detailed computation of each of the financial covenant ratios and restrictions set forth in Article VII;
(d)as soon as available, but in any event no later than 120 days after the end of each Fiscal Year, the annual business plan approved by the Borrower’s board of directors, consisting of a consolidated balance sheet, cash flow statement, income statement of the Borrower on a consolidated basis, covering the one-year period until the next Fiscal Year end and prepared on a quarterly basis, a detailed description of the sources and uses of funds permitted hereunder as Permitted Investments pursuant to paragraph (f) of Permitted Investments and as Permitted Indebtedness pursuant to Section 7.01(h);
(e)concurrently with the delivery of the reporting set out in paragraph (b) above, a schedule setting out the EBITDA, for the applicable reporting period, of the Loan Parties in aggregate and Non-Guarantor Subsidiaries on a per entity basis, pursuant to the best estimate of the management of the Borrower in accordance with the public reporting of the Borrower’s financial results, and further, concurrently with the delivery of the financial statements in paragraph (a) above, a schedule setting out the aggregate value of all real and personal property and other assets owned by each Non-Guarantor Subsidiary on a per entity basis, and the EBITDA, for the applicable reporting period, of the Loan Parties in aggregate and Non-Guarantor Subsidiaries on a per entity basis;
(f)within thirty (30) days after the end of each calendar month, or upon request by the Administrative Agent (provided that the Administrative Agent shall not make more one

(1) request per week unless an Event of Default has occurred and is continuing), a Borrowing Base Certificate dated as of such month-end and executed by a Financial Officer on behalf of Borrower; provided that (i) Borrower may deliver a Borrowing Base Certificate more frequently if it chooses; and (ii) at any time a Default or an Event of Default exists, Administrative Agent may require Borrower to deliver Borrowing Base Certificates more frequently;
(g)concurrently with the delivery of the Borrowing Base Certificate required by paragraph (f), a schedule of Eligible Accounts and Eligible Inventory as of the last Business Day of such month, in form reasonably satisfactory to Administrative Agent, setting forth a detailed aged trial balance of all of Borrower’s then existing Eligible Accounts and Eligible Inventory, specifying the name of and the balance due from (and any rebate due to) each Account Debtor (with respect to an Eligible Account) obligated on any Eligible Account so listed, and a schedule of all bank statements and account balances with respect to the Excluded Accounts and with respect to the Deposit Accounts described in Section 6.20(d), as of the last Business Day of such month;
(h)concurrently with the delivery of the reporting set out in paragraph (b) above, internally prepared operational reporting package evidencing Borrower’s progress relative to its transition plan and financial projections; and
(i)promptly from time to time, such other information regarding the operations, business affairs and financial condition of the Loan Parties, or compliance with the terms of any Loan Document, as the Administrative Agent may reasonably request.
Section6.07Change in Calculation of EBITDA. If at any time the Standard EBITDA of the Loan Parties on a last twelve months basis at the end of the then most recently ended Fiscal Quarter represents less than seventy percent (70%) of the consolidated EBITDA of the Borrower pursuant to the reporting provided in Section 6.06(e) above, Adjusted EBITDA shall replace Standard EBITDA for the purposes of any financial covenant or other EBITDA-related calculation set out in this Agreement other than the financial covenant set out in Section 7.17, until Standard EBITDA of the Loan Parties on a last twelve months basis at the end of the then most recently ended Fiscal Quarter is equal to or exceeds seventy percent (70%) of the consolidated EBITDA of the Borrower, at which time Standard EBITDA will again apply unless or until Adjusted EBITDA again applies on the basis set out above.
Section6.08Affiliate Indebtedness. Furnish to the Administrative Agent a copy of any promissory note, other instrument or chattel paper held by a Loan Party and evidencing Indebtedness owing to such Loan Party from any Non-Guarantor Subsidiary, along with copies of any other agreements related to such Indebtedness (if any).
Section6.09Litigation and Other Notices. Furnish to the Administrative Agent written notice of the following promptly upon a Responsible Officer of such Loan Party obtaining knowledge thereof:
(a)any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto;
(b)except for claims by third parties other than a Governmental Authority that are in the reasonable opinion of the Borrower and its legal counsel frivolous or vexatious, the filing or commencement of any action, suit or proceeding (whether at law or in equity or by or before any Governmental Authority or any arbitrator) against such Loan Party which, if adversely determined, could reasonably be expected to result in monetary liability (net of any expected insurance recovery) in excess of $2,500,000 or have a Material Adverse Effect;
(c)any development that has resulted in, or could reasonably be expected to have a Material Adverse Effect;

(d)the occurrence of any Pension Plan Event that, alone or together with other Pension Plan Events, could reasonably be expected to result in liability of the Loan Parties in an aggregate amount exceeding $1,000,000;
(e)any material amendment of any Organizational Document of such Loan Party that is adverse to the interests of the Administrative Agent hereunder;
(f)any change in the executive officers of such Loan Party;
(g)any change in name of a Loan Party, provided that the Administrative Agent shall have no less than 30 days’ prior written notice of such change of name, calculated from the date that the Administrative Agent acknowledges receipt of such notice; and
(h)any noticed delivered to, or received from, the administrative agent or any lender under the Subordinate Credit Agreement with respect to a default, covenant breach, waiver, request for consent in connection with the Subordinate Credit Agreement or any other material notices related to the Subordinate Credit Agreement.
Section6.10Maintaining Records. Maintain its books and records in accordance with sound business practices sufficient to allow the preparation of financial statements in accordance with GAAP.
Section6.11Access to Properties and Inspections. Permit the Administrative Agent or any representative thereof to inspect the properties and operations of such Loan Party; and permit, at any reasonable time and with reasonable notice (or at any time without notice if an Event of Default exists), the Administrative Agent or any representative thereof to visit any or all of its offices, to discuss its financial matters with its officers and its independent auditors (and Borrower hereby authorizes such independent auditors to discuss such financial matters with the Administrative Agent or any representative thereof), and to examine (and, at the expense of the Borrower, photocopy extracts from) any of its books or other records; and at any reasonable time and with reasonable notice permit the Administrative Agent and its representatives to inspect the Inventory and other tangible assets of the Loan Parties, to perform appraisals of the Equipment of the Loan Parties, and to inspect, audit, check and make copies of and extracts from the books, records, computer data, computer programs, journals, orders, receipts, correspondence and other data relating to the Inventory, Accounts and other Collateral. All reasonable costs of such inspections or audits by the Administrative Agent shall be at Borrower’s expense for  up to one visit and inspection per calendar year prior to the occurrence of an Event of Default, and  any number of visits and inspections after the occurrence and continuance of an Event of Default.
Section6.12Use of Proceeds. Use the proceeds of Loans and request the issuance of Letters of Credit only for the purposes set forth in this Credit Agreement.
Section6.13Compliance with Law. Comply with the requirements of all applicable laws (including Environmental Laws), rules, regulations and decrees, directives and orders of any Governmental Authority that are applicable to it or to any of its properties, except where non-compliance would not reasonably be expected to have a Material Adverse Effect.
Section6.14Further Assurances.
(a)Execute any and all further documents, financing statements, agreements and instruments, and take all further action (including filing PPSA, Australian PPSA or UCC and other financing statements, registrations, mortgages and deeds of trust), that may be required under applicable law or which the Administrative Agent may reasonably request, in order to effectuate the transactions contemplated by the Loan Documents and in order to grant, preserve, protect and perfect the validity and priority of the security interests and hypothecs created or intended to be created by the Security Documents.
(b)Cause each Guarantor to become a party to a Guarantee Agreement and the appropriate Security Documents required to be provided by Loan Parties hereunder.

(c)From time to time, each Loan Party will, at its cost and expense, promptly secure the Obligations by pledging or creating, or causing to be pledged or created, perfected security interests and Liens with respect to  its present and future real and personal assets and properties and  all Equity Interests of each Loan Party. Such security interests and Liens will be created under the Security Documents and other security agreements, mortgages, deeds of trust and other instruments and documents in form and substance reasonably satisfactory to the Administrative Agent, and such Loan Party shall deliver or cause to be delivered to the Administrative Agent all such instruments and documents (including customary legal opinions, title insurance policies or title opinions and lien searches) as the Administrative Agent shall reasonably request to evidence compliance with this paragraph (c). Such Loan Party agrees to provide such evidence as the Administrative Agent shall reasonably request as to the perfection and priority status of each such security interest and Lien.
(d)Cause Omnilink Systems, Inc. to become a Loan Party and deliver to the Administrative Agent the Security Documents requested by the Administrative Agent acting reasonably by no later than April 29, 2022.
Section6.15Permits. Maintain in good standing and obtain, as and when required, all permits and contracts which may be necessary to permit it to acquire, own, operate and maintain its business and property and to perform its obligations under the Loan Documents to which it is a party, observe and perform all the obligations imposed upon it under or in connection therewith, and take any and all commercially reasonable actions necessary to preserve its rights thereunder, except to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect.
Section6.16Intellectual Property.
(a)Maintain in good standing all intellectual property material to its business.
(b)Cause all material intellectual property owned by Numerex Corp. or registered in the name of Numerex Corp. in any jurisdiction as of the Closing Date to be transferred to Sierra
Wireless America, Inc. within sixty (60) days of the Closing Date.
Section6.17Environmental Matters
(a)Promptly give notice to the Administrative Agent upon becoming aware of  any violation of any Environmental Law,  any claim, inquiry, proceeding, investigation or other action, including a request for information or a notice of potential liability under any Environmental Law, by or from any Governmental Authority or any third party claimant or  the discovery of the release of any Hazardous Substance at, on, under or from any of the Real Properties or any facility or Equipment thereat in excess of reportable or allowable standards or levels under any Environmental Law, in each case in a manner or amount that would result in liability that could reasonably be expect to have a Material Adverse Effect.
(b)Upon discovery of the presence on any of the Real Properties of any Hazardous Substance that is in violation of, or that could that could reasonably be expect to have a Material Adverse Effect, take or cause to be taken all necessary steps to initiate and expeditiously complete all remedial, corrective and other action to eliminate any such adverse effect, and keep the Administrative Agent reasonably informed of such actions and the results thereof.
Section6.18Accuracy of Information. Cause all written information, reports, statements, certificates, financial statements and other papers and data furnished to the Administrative Agent, whether pursuant to Article VI or any other provision of this Credit Agreement or any of the other Loan Documents, to be, at the time the same is so furnished, complete and correct in all material respects to the extent necessary to give the Administrative Agent true and accurate knowledge of the subject matter.

Section6.19Revisions or Updates to Schedules. Should any of the information or disclosures provided on any of the Schedules originally attached hereto become outdated or incorrect in any material respect, the Borrower shall provide to the Administrative Agent such revisions or updates to such Schedule(s) (in each case, a “Schedule Update”) as may be necessary or appropriate to update or correct such Schedule(s) on the earlier of:  the date of each Notice of Borrowing; and  within 120 days of the end of each Fiscal Year along with the reports and information to be provided by the Borrower pursuant to Section 6.06(a) and Section 6.06(d); provided, that no Schedule Update shall be deemed to have cured any prior breach of warranty or representation resulting from the inaccuracy or incompleteness of any such Schedule(s) unless and until the Administrative Agent, in its sole discretion, shall have accepted in writing such Schedule Update. The Administrative Agent shall have deemed to have accepted any such Schedule Update if the Administrative Agent does not object to such Schedule Update within thirty (30) days of receipt thereof. For certainty, if the Borrower provides any Schedule Update in connection with a Credit Event, such thirty (30) day period for the Administrative Agent to object shall not operate to delay the making by the Administrative Agent of the applicable Loan(s) or the issuance, amendment, extension or renewal of the applicable Letter(s) of Credit, and if the Administrative Agent subsequently objects to such Schedule Update during such thirty (30) day period, a further update or corrective action (if any) required of the Borrower as a result thereof shall not result in a Default having occurred at the time of such Credit Event, unless the objection of the Administrative Agent relates to an inaccurate or incorrect Schedule or Schedule Update which in and of itself constitutes or gives rise to a Default hereunder. All references in this Credit Agreement to a particular Schedule mean such Schedule as revised and updated from time to time as contemplated by this Section 6.19.
Section6.20Deposit Accounts.
(a)Cause all Deposit Accounts of such Loan Party in Canada to be maintained with a branch of the Administrative Agent, other than the Excluded Accounts.
(b)Cause any amounts greater than an aggregate amount of $100,000 held in all Excluded Accounts at any time to be advanced or transferred from any such Excluded Account to a Deposit Account of the Borrower maintained with a branch of the Administrative Agent.
(c)Cause all financial institutions in the United States of America with which the Loan Parties maintain Deposit Accounts as of the Closing Date to enter into control agreements with the Administrative Agent in form and substance satisfactory to the Administrative Agent, acting reasonably, within ninety (90) days of the Closing Date, and cause all financial institutions in the United States of America with which the Loan Parties maintain Deposit Accounts following the Closing Date to enter into control agreements with the Administrative Agent in form and substance satisfactory to the Administrative Agent, acting reasonably, within sixty (60) days of the establishment of any such Deposit Account.
(d)[Redacted: commercially sensitive information].
Section6.21Landlord and Bailee Agreements. The Borrower shall use commercially reasonable efforts to obtain a landlord or bailee waiver and consent from the lessor or owner of each property of any Loan Party which contains Collateral with a collective value (per location) in excess of $250,000 listed on Schedule 4.25, in form and substance satisfactory to the Administrative Agent, acting reasonably (in each case, a “Landlord Consent” or a “Bailee Waiver”, as the case may be). After the Closing Date, each Loan Party shall use commercially reasonable efforts to obtain a Landlord Consent with respect to any material leasehold interest which contains Collateral with a collective value (per location) in excess of $250,000 acquired by such Loan Party in real property, prior to or concurrent with entering into the lease agreement in respect thereof.
Section6.22Swedish Security. The Borrower shall deliver, or shall cause Sierra Wireless Sweden Holding AB (as applicable) to deliver, in favour of the Administrative Agent, in form and substance satisfactory to the Administrative Agent, a pledge of all Equity Interests owned by the Borrower in the capital of Sierra Wireless Sweden Holding AB, within sixty (60) days following the Closing Date, including without limitation:

(a)all registrations necessary or desirable in connection any such pledge of Equity Interests provided to the Administrative Agent to perfect, evidence or record the security interests created under such pledge of Equity Interests;
(b)certified copies of the Organizational Documents of the Borrower and Sierra Wireless Sweden Holding AB;
(c)certified copies of all corporate action, including partnership or shareholder approval, if necessary, taken by the Borrower and Sierra Wireless Sweden Holding AB, as applicable, to authorize such Loan Documents;
(d)certified copies of all approvals required under the constating documents of Sierra Wireless Sweden Holding AB to authorize the pledge of such Equity Interests by the Borrower to the Administrative Agent, the transfer of such Equity Interests, upon realization under any Loan Documents, to the Administrative Agent or its nominee and the further transfer by Administrative Agent or its nominee to any third party;
(e)a certificate evidencing the good standing or equivalent thereof in the jurisdiction of incorporation for Sierra Wireless Sweden Holding AB and for any Subsidiary of Sierra Wireless Sweden Holding AB located in Sweden;
(f)such other agreements, security, undertakings, certificates and documents as may be reasonably required by the Administrative Agent to provide the Administrative Agent with a first priority security interest in all present and future Equity Interests in the capital of Sierra Wireless Sweden Holding AB; and
(g)opinions from counsel to the Borrower and Sierra Wireless Sweden Holding AB, to the satisfaction of the Administrative Agent, with respect to, inter alia, Sierra Wireless Sweden Holding AB and such pledge of Equity Interests by the Borrower in the capital of Sierra Wireless Sweden Holding AB.
Section6.23Field Examinations and Appraisals. Borrower and each other Loan Party shall, with respect to each owned, leased, or controlled property in Canada and the United States of America, during normal business hours and upon reasonable advance notice (unless a Default shall have occurred and be continuing, in which event no notice shall be required and the Administrative Agent shall have access at any and all times): (i) provide access to such property to the Administrative Agent and any of its officers, employees and agents, as frequently as the Administrative Agent determines to be appropriate; (ii) permit the Administrative Agent and any of its officers, employees and agents to inspect, audit and make extracts and copies (or take originals if reasonably necessary) from all of Borrower’s and such Loan Party’s books and records; and (iii) permit the Administrative Agent to inspect, review, verify, evaluate and make physical verifications and appraisals of the Inventory and other Collateral in any manner and through any medium that the Administrative Agent considers advisable, and the Borrower and such Loan Party agree to render to the Administrative Agent, at Borrower’s and such Loan Party’s cost and expense, such clerical and other assistance as may be reasonably requested with regard thereto. The costs of any such inventory or equipment appraisals shall be paid by the Loan Parties. Without limiting the generality of the foregoing, the Administrative Agent shall be entitled to conduct one (1) field examination and (1) inventory appraisal per year, provided that there shall be no limit on the number of field examinations or inventory appraisals if an Event of Default is continuing.

Article VII

NEGATIVE COVENANTS
Each of the Loan Parties party hereto covenants and agrees with the Administrative Agent, until the Obligations are paid in full (other than contingent indemnity Obligations), unless the Administrative Agent shall otherwise consent in writing, that it will not:
Section7.01Indebtedness. Create, incur, assume or permit to exist any Indebtedness, except, without duplication:
(a)the Indebtedness created hereunder and under the other Loan Documents;
(b)Finance Lease Obligations, and Obligations in respect of purchase money financings, such that the sum of the Indebtedness thereby created, incurred or assumed shall not exceed at any time the outstanding amount of $5,000,000 (excluding Indebtedness that would only be included as such based on altered or transition oriented accounting for leases of real property necessitated by ASC 842);
(c)Indebtedness created pursuant to any Swap Agreement that has been entered into  to hedge or mitigate risks to which a Loan Party has actual exposure or  to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of a Loan Party;
(d)unsecured accounts payable (for the deferred purchase price of property or services) from time to time incurred in the ordinary course of business;
(e)Indebtedness with respect to surety bonds, appeal bonds or customs bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of any Loan Party, that does not exceed an aggregate amount of $100,000 at any time;
(f)unsecured Indebtedness which has been subordinated and postponed to all of the Obligations pursuant to a subordination and postponement agreement in form and substance satisfactory to the Administrative Agent;
(g)unsecured Indebtedness of the Loan Parties incurred in the ordinary course of business, that does not exceed an aggregate amount at any time outstanding of $5,000,000;
(h)unsecured Indebtedness of the Loan Parties to Non-Guarantor Subsidiaries provided that all such Indebtedness together with all Permitted Investment described in paragraph (f) of Permitted Investment will not exceed the amount of (i) $15,000,000 plus (ii) €58,403,099 in the aggregate at any time;
(i)unsecured Indebtedness of the Loan Parties in respect of royalty payments owed but not yet paid by such Loan Parties in respect of licensing agreements, that does not exceed an amount at any time outstanding in respect of the liabilities of all Loan Parties in aggregate of $15,000,000;
(j)unsecured Indebtedness of the Loan Parties in respect of certain corporate credit cards made available to the Loan Parties up to a maximum aggregate amount of $500,000;
(k)unsecured Indebtedness under letter of credit facilities up to a maximum aggregate amount of $2,000,000 with respect to certain existing letters of credit issued by financial institutions to the beneficiaries thereof on behalf of the Borrower, provided such letters of credit shall not be renewed for any further term beyond the current expiry date of each such letter of credit;

(l)unsecured Guarantees by the Borrower of Indebtedness of Sierra Wireless S.A. owing to certain suppliers of Sierra Wireless S.A.;
(m)unsecured Indebtedness of the Loan Parties for daylight overdraft facilities provided by certain financial institutions providing cash management services;
(n)any Indebtedness of a Loan Party to any other Loan Party;
(o)any Guarantee by a Loan Party of Indebtedness of any other Loan Party if such Indebtedness is permitted under this Agreement;
(p)unsecured Indebtedness of a Loan Party in connection with any Permitted Earn Out Obligations;
(q)any Indebtedness created under the Subordinate Credit Agreement; and
(r)other Indebtedness of the Loan Parties consented to in writing by the Administrative Agent.
Section7.02Liens.
(a)Create, incur, assume or permit to exist any Lien on any property or assets (including stock or other securities of any Participating Subsidiary) now owned or hereafter acquired by it or on any income or revenues or rights in respect of any thereof, except:
(i)Permitted Liens;
(ii)Liens created under the Loan Documents;
(iii)Liens existing as of the Closing Date and listed on Schedule 4.20, provided that (A) such Liens shall apply only to the property or assets to which they apply on the Closing Date and (B) such Liens shall secure only those obligations that they secure on the Closing Date;
(iv)Liens securing Indebtedness permitted by Section 7.01(b), provided that any such Lien shall apply only to the property (and proceeds thereof) that is the subject of such Indebtedness and, if applicable, the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the fair market value (as determined in good faith by the applicable Loan Party) of the respective property at the time it was so acquired;
(v)Liens securing other Indebtedness permitted under Section 7.01 except where such Indebtedness is required under Section 7.01 to be unsecured;
(vi)Liens securing Indebtedness constituting mortgage or purchase money financings and Finance Lease Obligations in connection with a Permitted Acquisition, provided that (A) such Liens attach only to property or assets acquired in connection with such acquisition, (B) such Liens were not created in contemplation of such acquisition and (C) such Liens shall secure only those obligations that they secure at the time of such acquisition and refinancings thereof permitted hereunder so long as the principal amount of obligations secured under this clause (vi) is not increased;
(vii)pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, other than any Lien imposed by ERISA; and

(viii)extensions, renewals or replacements of any Lien referred to above, provided that such extension, renewal or replacement is limited to the Indebtedness and property originally secured and encumbered thereby.
(b)Enter into any agreement prohibiting the creation or assumption of any Lien upon properties or assets, whether now owned or hereafter acquired, except any such restriction that exists under  this Credit Agreement,  any documents governing secured Indebtedness permitted hereunder, provided that such restrictions only relate to the assets securing such Indebtedness,  restrictions by reason of customary provisions contained in leases, licenses, governmental contracts and similar agreements entered into in the ordinary course of business, provided that such restrictions are limited to the property or assets subject to such leases, licenses, contracts or agreements), and  any agreement with respect to a permitted sale or disposition of any assets, provided such restrictions are limited to the assets to be sold or disposed of.
Section7.03Negative Pledge. Permit any Non-Guarantor Subsidiaries incorporated or formed in France or in Sweden to create, incur, assume or permit to exist any Lien (other than French Permitted Liens) on any of its property or assets (including stock or other securities of any Participating Subsidiary) now owned or hereafter acquired by it or on any income or revenues or rights in respect of any thereof.
Section7.04Swap Agreements. Enter into or cause to be entered into Swap Agreements other than Currency Agreements or Interest Rate Agreements for bona fide hedging purposes (and not for speculative purposes) and which are entered into in accordance with a policy approved by such Loan Party’s board of directors.
Section7.05Sale/Leaseback Transactions. Enter into any Sale/Leaseback Transaction.
Section7.06Investments, Loans and Advances. Have outstanding or make any loan or advance to, or have or make any Investment in, any other Person or suffer to exist any such loan, advance or Investment, or any obligation to make such loan, advance or Investment, except Permitted Investments; provided however, that such Loan Party may acquire all of the Equity Interests in the capital of a Person, or the equipment and assets of a Business Unit (each such acquisition, a “Permitted Acquisition”) if each of the following conditions is satisfied:
(a)if a Permitted Acquisition is financed in whole or in part with proceeds of Loans:
(i)the Permitted Acquisition shall not be in respect of a Business Unit located in, or a Person that has its primary operations in, any jurisdiction outside of the Applicable Jurisdictions;
(ii)the Administrative Agent shall have received from the Borrower a certificate of the Borrower evidencing to the reasonable satisfaction of the Administrative Agent that the Loan Parties are in compliance, on a pro forma basis after giving effect to such Permitted Acquisition, with the covenants contained in Section 7.14, if Credit Utilization is greater than $10,000,000, Section 7.15, and Section 7.16 recomputed as of the last day of the most recently ended Fiscal Quarter of the Borrower (for which the Borrower has delivered the financial statements and certificates required by Section 6.05 and Section 6.06(c)) as if such Permitted Acquisition had occurred on the first day of the period of four consecutive Fiscal Quarters ended on such Fiscal Quarter;
(iii)no Default or Event of Default then exists (both before and after giving effect to such Permitted Acquisition);
(iv)after giving effect to the proposed Permitted Acquisition, Credit Utilization will be less than or equal to 80% of the Commitment;

(v)after giving effect to the proposed Permitted Acquisition, the Loan Parties will be in compliance with the terms of this Credit Agreement in all respects;
(vi)if the Permitted Acquisition will be structured as a merger, amalgamation or other reorganization, the acquiror is or will be a Loan Party;
(vii)the Permitted Acquisition has been approved by the board of directors or the requisite partnership vote of each of the subject Persons;
(viii)the Permitted Acquisition does not arise from a Hostile Take-over Bid;
(ix)in the event that the Permitted Acquisition consists of the purchase or acquisition of Equity Interests of a Person incorporated, registered or with operations or assets in an Applicable Jurisdiction, the acquiring Loan Party shall acquire 100% of the Equity Interests of the Person being acquired;
(x)each Business Unit acquired in a Permitted Acquisition that is incorporated or registered in an Applicable Jurisdiction shall be acquired free and clear of all Liens other than Permitted Liens;
(xi)the Borrower shall provide written notice of a Permitted Acquisition to the Administrative Agent at least 30 days prior to the consummation of such Permitted Acquisition, and all material documentation governing such Permitted Acquisition, including but not limited to, any transaction summary, share purchase agreement or asset purchase agreement, shall be delivered to the Administrative Agent in advance of the consummation of such Permitted Acquisition;
(xii)the Borrower shall have provided to the Administrative Agent a three year forecast in respect of the Business Unit to be acquired and a revised consolidated forecast, consisting of a consolidated balance sheet, cash flow statement and income statement of the Loan Parties and the Business Unit to be acquired on a pro forma basis after giving effect to the proposed Permitted Acquisition, acceptable to the Administrative Agent acting reasonably;
(xiii)the Total Leverage Ratio on a pro forma basis after giving effect to the proposed Permitted Acquisition shall be not greater than 3.00 to 1.00;
(xiv)the applicable Loan Party shall have taken all actions set forth in, and fully complied with, Section 6.14 within twenty (20) Business Days following the consummation of such Permitted Acquisition with respect to such Person or Business Unit so acquired;
(xv)Borrower shall have provided an updated corporate chart, pro forma after giving effect to such Permitted Acquisition;
(xvi)provided that the total cash consideration for such Permitted Acquisition exceeds $10,000,000, the written consent of the Administrative Agent in respect of such Permitted Acquisition shall have been obtained and the Administrative Agent shall have received from the Borrower the financial statements with respect to the Business Unit to be acquired, if available, for a period of at least three (3) full years prior to the proposed acquisition date (or, if the Business Unit has only been in existence for a shorter period, then for the whole of such shorter period), which shall be in form and substance satisfactory to the Administrative Agent;
(xvii)provided that after giving effect to the proposed Permitted Acquisition, the total cash consideration paid or payable by the Loan Parties for all Permitted

Acquisitions for the preceding rolling twelve month period will be in excess of $25,000,000 in the aggregate, the written consent of the Administrative Agent in respect of such Permitted Acquisition shall have been obtained and the Administrative Agent shall have received from the Borrower the financial statements described in Section 7.06(a)(xvi), which shall be in form and substance satisfactory to the Administrative Agent;
(xviii)if the Permitted Acquisition consists of the purchase or acquisition of Equity Interests of a Person located in the Applicable Jurisdictions, the Administrative Agent shall have received fully executed copies of all documents and agreements requested by the Administrative Agent within twenty (20) Business Days after the closing of such Permitted Acquisition, including but not limited to the following:
(A)a pledge of all present and future Equity Interests in any such Person and of all present and future Equity Interests in any Subsidiary of such Person located in the Applicable Jurisdictions, together with all original share certificates representing or evidencing all such Equity Interests and blank powers of attorney to transfer such Equity Interests;
(B)subject to requirements of applicable law, an unlimited guarantee of all present and future obligations of the Borrower from such Person and from any Subsidiary of such Person located in the Applicable Jurisdictions;
(C)subject to requirements of applicable law, a general security agreement creating a security interest in all present and after acquired personal property, and such other Security Documents reasonably required by the Administrative Agent, from such Person and from any Subsidiary of such Person located in the Applicable Jurisdictions;
(D)all registrations necessary or desirable in connection any Security Documents provided to the Administrative Agent in connection with a Permitted Acquisition to perfect, evidence or record the security interests created under such Security Documents;
(E)certified copies of the Organizational Documents of any such Person whose Equity Interests are to be or were acquired;
(F)certified copies of all corporate action, including partnership or shareholder approval, if necessary, taken by each such Person whose Equity Interests or whose Business Assets are to be or were acquired and of any Subsidiary of such Person located in the Applicable Jurisdictions, to authorize the execution, delivery and performance of all Loan Documents;
(G)certified copies of all approvals required under the constating documents of each such Person whose Equity Interests are to be or were acquired and of any Subsidiary of such Person located in the Applicable Jurisdictions to authorize the transfers of such Equity Interests, upon realization under any Loan Documents, to the Administrative Agent or its nominee and the further transfer by Administrative Agent or its nominee to any third party;
(H)a certificate evidencing the good standing or equivalent thereof in the jurisdiction of incorporation for each such Person whose Equity Interests or whose Business Assets are to be or were acquired and for any Subsidiary of such Person located in the Applicable Jurisdictions;

(I)certificates or binders of insurance relating to each of the policies of insurance covering all of the Collateral (other than intangible personal property) of any such Person whose Equity Interests are to be or were acquired and of any Subsidiary of such Person located in the Applicable Jurisdictions, together with first loss payable and additional insured clauses as required to comply with the terms of the Security Agreements;
(J)such other agreements, security, undertakings, certificates and documents as may be reasonably required by the Administrative Agent to provide the Administrative Agent with a first priority security interest in  all present and future Equity Interests in any such Person acquired in connection with a Permitted Acquisition,  all present and future Equity Interests in any Subsidiary of such Person located in the Applicable Jurisdictions, and a first priority security interest in all present and after acquired personal property of any such Person whose Equity Interests are to be or were acquired in a Permitted Acquisition and in any Subsidiary of such Person located in the Applicable Jurisdictions, and  all present and after acquired personal property acquired in connection with the acquisition of any Business Assets acquired in a Permitted Acquisition located in the Applicable Jurisdictions; and
(K)opinions from counsel to the Borrower and the Loan Parties, to the satisfaction of the Administrative Agent, with respect to any such Person whose Equity Interests are to be or were acquired and to any Subsidiary of such Person located in the Applicable Jurisdictions.
(b)if a Permitted Acquisition is not financed with any proceeds of Loans, and provided that the Credit Utilization at the time of such Permitted Acquisition will not be greater than $0:
(i)no Default or Event of Default then exists (both before and after giving effect to such Permitted Acquisition);
(ii)the Administrative Agent shall have received from the Borrower a certificate of the Borrower evidencing to the reasonable satisfaction of the Administrative Agent that the Loan Parties are in compliance, on a pro forma basis after giving effect to such Permitted Acquisition, with the covenants contained in Section 7.14 recomputed as of the last day of the most recently ended Fiscal Quarter of the Borrower (for which the Borrower has delivered the financial statements and certificates required by Section 6.05 and Section 6.06(c)) as if such Permitted Acquisition had occurred on the first day of the period of four consecutive Fiscal Quarters ended on such Fiscal Quarter;
(iii)after giving effect to the proposed Permitted Acquisition, the Loan Parties will be in compliance with the terms of this Credit Agreement in all respects;
(iv)if the Permitted Acquisition will be structured as a merger, amalgamation or other reorganization, the acquiror is or will be a Loan Party;
(v)the Permitted Acquisition has been approved by the board of directors or the requisite partnership vote of each of the subject Persons;
(vi)the Permitted Acquisition does not arise from a Hostile Take-over Bid;
(vii)each Business Unit acquired in a Permitted Acquisition that is incorporated or registered in an Applicable Jurisdiction shall be acquired free and clear of all Liens other than Permitted Liens;

(viii)the applicable Loan Party shall have taken all actions set forth in, and fully complied with, Section 6.14 within thirty (30) Business Days following the consummation of such Permitted Acquisition with respect to such Person or Business Unit so acquired, provided that if such Permitted Acquisition is an Exempt Acquisition, then the Business Unit acquired pursuant to such Permitted Acquisition shall be considered, or shall continue to be considered, a Non-Guarantor Subsidiary for all purposes under this Credit Agreement and shall not be required to deliver the documents required pursuant to Section 6.14 until such time that such Permitted Acquisition shall no longer qualify as an Exempt Acquisition in accordance with the definition of such term, provided further that, for greater certainty, there shall be no greater than three (3) Exempt Acquisitions in any Fiscal Year;
(ix)if the Permitted Acquisition consists of the purchase or acquisition of Equity Interests of a Person located in the Applicable Jurisdictions, the Administrative Agent shall have received fully executed copies of all documents and agreements requested by the Administrative Agent within thirty (30) Business Days after the closing of such Permitted Acquisition, including but not limited to the following:
(A)a pledge of all present and future Equity Interests in any such Person and of all present and future Equity Interests in any Subsidiary of such Person located in the Applicable Jurisdictions, together with all original share certificates representing or evidencing all such Equity Interests and blank powers of attorney to transfer such Equity Interests;
(B)subject to requirements of applicable law, an unlimited guarantee of all present and future obligations of the Borrower from such Person and from any Subsidiary of such Person located in the Applicable Jurisdictions;
(C)subject to requirements of applicable law, a general security agreement creating a security interest in all present and after acquired personal property, and such other Security Documents reasonably required by the Administrative Agent, from such Person and from any Subsidiary of such Person located in the Applicable Jurisdictions;
(D)all registrations necessary or desirable in connection any Security Documents provided to the Administrative Agent in connection with a Permitted Acquisition to perfect, evidence or record the security interests created under such Security Documents;
(E)certified copies of the Organizational Documents of any such Person whose Equity Interests are to be or were acquired;
(F)certified copies of all corporate action, including partnership or shareholder approval, if necessary, taken by each such Person whose Equity Interests or whose Business Assets are to be or were acquired and of any Subsidiary of such Person located in the Applicable Jurisdictions, to authorize the execution, delivery and performance of all Loan Documents;
(G)certified copies of all approvals required under the constating documents of each such Person whose Equity Interests are to be or were acquired and of any Subsidiary of such Person located in the Applicable Jurisdictions to authorize the transfers of such Equity Interests, upon realization under any Loan Documents, to the Administrative Agent or its nominee and the further transfer by Administrative Agent or its nominee to any third party;

(H)a certificate evidencing the good standing or equivalent thereof in the jurisdiction of incorporation for each such Person whose Equity Interests or whose Business Assets are to be or were acquired and for any Subsidiary of such Person located in the Applicable Jurisdictions;
(I)certificates or binders of insurance relating to each of the policies of insurance covering all of the Collateral (other than intangible personal property) of any such Person whose Equity Interests are to be or were acquired and of any Subsidiary of such Person located in the Applicable Jurisdictions, together with first loss payable and additional insured clauses as required to comply with the terms of the Security Agreements;
(J)such other agreements, security, undertakings, certificates and documents as may be reasonably required by the Administrative Agent to provide the Administrative Agent with a first priority security interest in  all present and future Equity Interests in any such Person acquired in connection with a Permitted Acquisition,  all present and future Equity Interests in any Subsidiary of such Person located in the Applicable Jurisdictions, and a first priority security interest in all present and after acquired personal property of any such Person whose Equity Interests are to be or were acquired in a Permitted Acquisition and in any Subsidiary of such Person located in the Applicable Jurisdictions, and  all present and after acquired personal property acquired in connection with the acquisition of any Business Assets acquired in a Permitted Acquisition located in the Applicable Jurisdictions; and
(K)opinions from counsel to the Borrower and the Loan Parties, to the satisfaction of the Administrative Agent, with respect to any such Person whose Equity Interests are to be or were acquired and to any Subsidiary of such Person located in the Applicable Jurisdictions, provided that if such Permitted Acquisition is an Exempt Acquisition, then the Business Unit acquired pursuant to such Permitted Acquisition shall be considered, or shall continue to be considered, a Non-Guarantor Subsidiary for all purposes under this Credit Agreement and shall not be required to deliver the documents required pursuant to this Section 7.06(b)(ix) until such time that such Permitted Acquisition shall no longer qualify as an Exempt Acquisition in accordance with the definition of such term, provided further that, for greater certainty, there shall be no greater than three (3) Exempt Acquisitions in any Fiscal Year.
Section7.07Mergers, Consolidations, Amalgamations and Acquisitions. Merge, consolidate, form a joint venture or partnership with, or wind up into or amalgamate with any other person; provided that the foregoing shall not prohibit (a) the merger, consolidation or wind up into or amalgamation of  Borrower with any Participating Subsidiary (provided that Borrower shall survive, or continue after, any such merger, consolidation, wind up or amalgamation) or  a Loan Party with any Subsidiary (provided that a Loan Party shall survive, or continue after, any such merger, consolidation, wind up or amalgamation), and (b) the merger of a Business Unit with and into a Loan Party pursuant to a Permitted Acquisition.
Section7.08Sales of Assets. Consummate any Asset Sale; provided, the foregoing shall not prohibit (a) Asset Sales the aggregate proceeds of which do not exceed $3,000,000 in any Fiscal Year (the proceeds of such Asset Sales also being subject to mandatory prepayment as set out in Section 2.11(c)), (b) sales of Inventory in the ordinary course of business on customary trade terms, (c) sales of Equipment which has become worn out, damaged or otherwise unsuitable for its intended purpose, (d) the sale or lease of any assets by a Loan Party to any other Loan Party, or (e) sales of accounts receivable in accordance with the GRPP.

Section7.09Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment or set aside any amount for any such purpose or make and amendment or alteration to the Borrower’s dividend policy or its issuer bid policy, provided that notwithstanding the foregoing  the Loan Parties may  pay dividends, or make other distributions, to other Loan Parties; and  make regularly scheduled payments of principal and interest in respect of Permitted Earn Out Obligations described in Schedule 4.28 and approved by the Administrative Agent in writing, provided that no default or Event of Default hereunder exists at the time of making such payments or distributions, and the making of such payments or distributions will not cause a default or Event of Default hereunder to occur, and  the Borrower may carry out normal course issuer bids not financed with any proceeds of Loans or that are disclosed to the Administrative Agent in writing as of the Closing Date.
Section7.10Transactions with Affiliates. Effect any transaction with any Affiliate (other than the Loan Parties) on a basis less favourable to such Loan Party than would be the case if such transaction had been effected with a Person not an Affiliate, provided the foregoing shall not prohibit the payment of any amounts to the extent permitted by Section 7.09.
Section7.11Business. Engage at any time in any business other than the businesses engaged in by the Loan Parties on the Closing Date and businesses that are reasonably similar or reasonably related thereto, or are reasonable extensions thereof.
Section7.12Limitation on Dispositions of Stock of Loan Parties. Other than pursuant to the Stock Options Plans, permit any of the Loan Parties to issue to any other Person (other than to the Borrower or any Loan Party), any shares of capital stock or other Equity Interests of a Loan Party.
Section7.13Restrictions on Ability of Subsidiaries to Pay Dividends. Directly or indirectly, voluntarily create or otherwise voluntarily cause or suffer to exist or become effective any encumbrance or restriction on the ability of such Loan Party to  pay dividends or make any other distributions on its capital stock or any other Equity Interest or  make or repay loans or advances to any other Loan Party, except for encumbrances or restrictions under this Credit Agreement and the other Loan Documents or under applicable law.
Section7.14Total Leverage Ratio. Permit the Total Leverage Ratio to exceed 3.00 to 1.00 at any time, other than during the Covenant Waiver Period. For the purpose of this Section 7.14 only, Indebtedness shall, the purpose of calculating the Total Leverage Ratio, be net of the aggregate positive cash balance of the Deposit Accounts of the Loan Parties held with the Administrative Agent.
Section7.15Interest Coverage Ratio. Permit the Interest Coverage Ratio to be less than 3.00 to 1.00 at any time when the Credit Utilization is greater than $10,000,000 other than during the Covenant Waiver Period.
Section7.16Liquidity. Permit Liquidity to be less than $35,000,000 at any time other than during the Covenant Waiver Period.
Section7.17Minimum EBITDA.Permit the trailing twelve-month EBITDA of the Borrower, on a consolidated basis, to be less than:
(a)-$20,000,000 for the period beginning on January 1, 2022 and ending on March 31, 2022;
(b)-$19,500,000 for the period beginning on April 1, 2022 and ending on June 30, 2022;
(c)$4,500,000 for the period beginning on July 1, 2022 and ending on September 30, 2022; and
(d)$10,500,000 for the period beginning on October 1, 2022 and ending on December 31, 2022.

Section7.18Fiscal Year. Cause the Fiscal Year of any Loan Party that is a Loan Party on the Closing Date, to end on a date other than December 31.
Section7.19Amendments of Organizational Documents and Other Agreements.
(a)Cause or suffer to exist any amendment, restatement, supplement or other modification to the Organizational Documents of such Loan Party without the prior written consent of the Administrative Agent, unless such amendment, restatement, supplement or modification is not adverse to the interests of the Administrative Agent hereunder or under the other Loan Documents.
(b)Amend in any way the interest rate or principal amount or schedule of payments of principal and interest with respect to any Indebtedness (other than the Obligations), other than to reduce the interest rate thereon or principal amount thereof or extend the schedule of payments with respect thereto.
Section7.20Limitation on Creation of Subsidiaries. Establish, create, acquire or suffer to exist any Subsidiary in the Applicable Jurisdictions, except that the Borrower or any Loan Party may establish, create or acquire (pursuant to a Permitted Acquisition) one or more wholly-owned Participating Subsidiaries and transfer assets to such newly established or created Participating Subsidiaries so long as  the creation, establishment, acquisition, or existence of any such new Participating Subsidiary is in compliance with Section 7.06 (with the transfer of any assets constituting an Investment under Section 7.06,  100% of the Equity Interests of such Participating Subsidiary is upon the creation, establishment or acquisition of any such new Participating Subsidiary pledged and delivered to the Administrative Agent for the benefit of the Administrative Agent under a Pledge Agreement, and  upon the creation, establishment or acquisition of any such new Participating Subsidiary, such Participating Subsidiary executes the documents required to be executed by it in accordance with Section 6.14(b). For greater certainty, the Borrower or any Loan Party may establish, create, acquire or suffer to exist any Subsidiary in a jurisdiction other than the Applicable Jurisdictions without complying with this Section 7.20.
Section7.21Change of Auditors. Change its auditors, unless an accounting firm of recognized national standing is appointed.
Section7.22Limitation on Operating Leases. Enter into leases treated as operating leases in accordance with GAAP other than leases in respect of real property, except that the Loan Parties may enter into such leases with payment obligations that do not in any twelve month period exceed in the aggregate $5,000,000.
Section7.23Anti-Money Laundering and Anti-Terrorism Finance Laws; Foreign Corrupt Practices Act; Sanctions Laws; Restricted Person.  Engage in or conspire to engage in, and will not permit any Subsidiary to engage in or conspire to engage in, any transaction that evades or avoids, or has the purpose of evading or avoiding, or otherwise violates any Anti-Terrorism Law, Anti-Corruption Law or Sanctions law,  cause or permit any of the funds that are used to repay the Obligations to be derived from any unlawful activity with the result that the Administrative Agent or any Loan Party would be in violation of any applicable law or  use any part of the proceeds of the Loans or Letters of Credit, directly or indirectly, for any conduct that would cause the representations and warranties in Section 4.34 and Section 4.35 and to be untrue as if made on the date any such conduct occurs.
Article VIII

EVENTS OF DEFAULT
Section8.01Events of Default. In case of the happening of any of the following events (each, an “Event of Default”):
(a)any representation or warranty made or deemed made in any Loan Document, or any representation, warranty, statement or information contained in any report, certificate,

financial statement or other instrument furnished pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished, and with respect to any false or misleading representation or warranty, which may be corrected or rectified, remains false or misleading in any material respect  on the date of each Notice of Borrowing,  within 120 days after the end of that Fiscal Year, or  60 days after the end of that Fiscal Quarter (other than the 4th Fiscal Quarter of each Fiscal Year), when such representation or warranty shall be restated by the Borrower;
(b)default shall be made in the payment of any mandatory prepayment of any Loan, or in respect of any Commitment reduction, when and as the same shall become due and payable, and such default shall continue unremedied for a period of three (3) Business Days;
(c)default shall be made in the payment of any principal of any Loan or LC Disbursement (other than payment of principal described in paragraph (b)) when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;
(d)default shall be made in the payment of any interest on any Loan or amount due under any Loan Document (other than an amount referred to in paragraphs (b) and (c)) above) , when and as the same shall become due and payable, and such default shall continue unremedied for a period of three (3) Business Days;
(e)default shall be made in the due observance or performance by any Loan Party of  any covenant, condition or agreement contained in Section 2.11(c), Section 2.11(d), Section 2.11(e), Section 2.11(f), Section 6.03, Section 6.05, Section 6.06, Section 6.09, Section 6.11, or Section 6.15 and such default shall continue unremedied for a period of five (5) Business Days, or  any covenant, condition or agreement contained in Section 6.02 and Article VII.
(f)default shall be made in the due observance or performance by any Loan Party of any covenant, condition or agreement contained in any Loan Document (other than those defaults specified in paragraph (b), (c), (d) or (e) above) and such default shall continue unremedied for a period of thirty (30) days;
(g)any Loan Party shall  fail to pay any principal or interest, regardless of amount, due in respect of any Indebtedness (excluding the Obligations) in a principal amount in excess of $250,000 when and as the same shall become due and payable (after giving effect to any applicable grace period), or  fail to observe or perform any other term, covenant, condition or agreement contained in any agreement or instrument evidencing or governing any such Indebtedness (after giving effect to any applicable grace period), if the effect of any failure referred to in this clause (ii) is to cause, or to permit the holder or holders of such Indebtedness in a principal amount in excess of $250,000 or a trustee on its or their behalf to cause (and, in such case, such holder or holders do cause), such Indebtedness to become due prior to its stated maturity;
(h)an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking  relief in respect of any Loan Party, or of a substantial part of the property or assets of such Loan Party, under any Insolvency Law,  the appointment of a receiver, interim receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for any such Person or for a substantial part of the property or assets of any such Person or  the winding-up or liquidation of any such Person; and such proceeding or petition shall continue undismissed and unstayed for 45 days or an order or decree approving or ordering any of the foregoing shall be entered;
(i)any Loan Party shall  voluntarily commence any proceeding or file any petition seeking relief under any Insolvency Law,  consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (h) above,  apply for or consent to the appointment of a receiver, interim receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for any such Person,  file an answer admitting the material allegations of a petition filed against it in any such proceeding,  make a general assignment for the benefit of creditors,  become unable, admit in writing its inability or fail generally to pay its debts as they become due or  take any action for the purpose of effecting any of the foregoing;
(j)one or more judgments for the payment of money, individually or in the aggregate, after available appeals have been exhausted, in an amount (net of any expected insurance recovery) in excess of $2,500,000, shall be rendered against any Loan Party or any combination of Loan Parties and the same shall remain undischarged for a period of 45 days during which execution shall not be effectively stayed, vacated, discharged or satisfied;
(k)a Pension Plan Event shall have occurred that, when taken together with all other Pension Plan Events that have occurred, could reasonably be expected to result in liability of the Loan Parties in an aggregate amount exceeding $1,000,000;
(l)there shall have occurred a Change of Control;
(m)any Lien purported to be created by any Security Document shall cease to be, or shall be asserted by the Loan Party granting same not to be, a valid, perfected first priority Lien on any Collateral (except as otherwise expressly provided in this Credit Agreement or such Security Document);
(n)any Loan Document shall not be for any reason, or shall be asserted by any Loan Party (except as otherwise expressly provided in this Credit Agreement or such Loan Document) not to be, in full force and effect and enforceable in all material respects in accordance with its terms (except as otherwise expressly provided in this Credit Agreement or such Loan Document);
(o)any Loan Party shall default in the payment when due or in the performance or observance of any material obligation or condition of any agreement, contract or lease (other than the Security Documents or any such agreement, contract or lease relating to Indebtedness) (after giving effect to any applicable grace period), if the exercise of remedies thereunder by the other party to such agreement could reasonably be expected to have a Material Adverse Effect;
(p)warrants or writs of attachment or execution or similar process which exceed $500,000 in aggregate value shall be issued against any property of a Loan Party and such warrant or process shall continue undischarged and unstayed for 45 days;
(q)any auditor’s report on any Loan Party’s financial statements is qualified in any material respect with a “going concern” or “scope of audit” qualification, or
(r)the occurrence of a Default or Event of Default (as each such term is defined pursuant to the Subordinate Credit Agreement) under the Subordinate Credit Agreement.
then, and in every such event (other than an event with respect to any Loan Party described in paragraph (h) or (i) above), and at any time thereafter during the continuance of such event, the Administrative Agent may by notice to Borrower, take any of or all the following actions, at the same or different times:  terminate forthwith the Commitments,  declare the Loans then outstanding to be forthwith due and payable, in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of the Loan Parties accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by each Loan Party, anything contained herein or in any other Loan Document to the contrary notwithstanding, and  exercise any remedies available under any Loan Document or otherwise; and in any event with respect to any Loan Party described in paragraph (h) or (i) above, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of the Loan Parties accrued hereunder and under any other Loan Document to which they are a party, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by each Loan Party, anything contained herein or in any other Loan Document to which they are a party to the contrary notwithstanding.
Article IX

ADMINISTRATIVE AGENT
Section9.01Appointment of Administrative Agent. Each of Lenders from time to time be party to this Credit Agreement, hereby irrevocably designates and appoints Canadian Imperial Bank of Commerce as the agent of such Lender under this Credit Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, as the agent for such Lender, to take such action on its behalf under the provisions of this Credit Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to Administrative Agent by the terms of this Credit Agreement and such other Loan Documents, including, without limitation, any powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Credit Agreement or such other Loan Documents, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein and therein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Credit Agreement or the other Loan Documents or otherwise exist against the Administrative Agent.
Section9.02Delegation of Duties. The Administrative Agent may execute any of its duties under this Credit Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.
Section9.03Exculpatory Provisions. Neither the Administrative Agent nor any of its respective trustees, officers, directors, employees, agents, attorneys-in-fact or Affiliates shall  be liable to any Lender that may (or any Lender’s participants) for any action lawfully taken or omitted to be taken by them or such Person under or in connection with this Credit Agreement or the other Loan Documents (except for its or such Person’s own gross negligence or wilful misconduct as determined by a final non-appealable decision of a court of competent jurisdiction),  be responsible in any manner to any Lender (or any Lender’s participants) for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Credit Agreement or the other Loan Documents or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Credit Agreement or the other Loan Documents, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Credit Agreement or the other Loan Documents or for any failure of the Loan Parties to perform their obligations hereunder or thereunder, or  have any obligation whatsoever, other than as set out in Section 10.03, to any of the Lenders to assure that the Collateral exists or is owned by the Loan Parties or is cared for, protected or insured or has been encumbered, or that the Administrative Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to the Administrative Agent pursuant to any of the Loan Documents, it being understood and agreed that the Administrative Agent shall not be liable to any Lender (or any Lender’s participants) for any action lawfully taken or omitted to be taken in connection with Section 10.03, and it being further understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Administrative Agent may act in any manner it may deem appropriate, in its sole discretion, given the Administrative Agent’s own interest in the Collateral in its capacity as one of the Lenders and that the Administrative Agent shall have no other duty or liability whatsoever to any Lender as to any of the foregoing. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Credit Agreement, or to inspect the properties, books or records of any of the Loan Parties.
Section9.04Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Loan Parties), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any note as the owner thereof for all purposes unless such note shall have been transferred in accordance with Section 11.05. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Credit Agreement and the other Loan Documents unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Credit Agreement in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.
Section9.05Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received notice from a Lender or Borrower referring to this Credit Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, the Administrative Agent shall promptly give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) continue making Loans to the Borrower on behalf of the Lenders in reliance on the provisions of Section 2.02 and take such other action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.
Section9.06Non-Reliance on Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of Loan Parties, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and made its own decision to make its Loans hereunder and enter into this Credit Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Credit Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder or by the other Loan Documents, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, financial and other condition or creditworthiness of the Loan Parties which may come into the possession of the Administrative Agent, or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates.
Section9.07Indemnification. The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by Borrower and without limiting the obligation of Borrower to do so), in proportion to each Lender’s Proportionate Share (based on its Commitments hereunder (provided that in the event that such Commitments shall have expired or been terminated, such Proportionate Share shall be based on the principal amount of the outstanding Loans), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of this Credit Agreement or the other Loan Documents, or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable to the Administrative Agent hereunder for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Administrative Agent’s gross negligence or wilful misconduct (as determined by a final non-appealable decision of a court of competent jurisdiction) or resulting solely from transactions or occurrences that occur at a time after such Lender has assigned all of its interests, rights and obligations under this Credit Agreement pursuant to Section 11.05 or, in the case of a Lender to which an assignment is made hereunder pursuant to Section 11.05, at a time before such assignment. The agreements in this subsection shall survive the payment of the Obligations and all other amounts payable hereunder and the termination of this Credit Agreement.
Section9.08Administrative Agent in Its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Loan Parties as if the Administrative Agent were not the Administrative Agent hereunder. With respect to the Commitment, the Loans made or renewed by it and any promissory note issued to it and any Letter of Credit, the Administrative Agent shall have and may exercise the same rights and powers under this Credit Agreement and the other Loan Documents and is subject to the same obligations and liabilities as and to the extent set forth herein and in the other Loan Documents for any other Lender. The terms “Lenders” or “Required Lenders” or any other term shall, unless the context clearly otherwise indicates, include the Administrative Agent in its individual capacity as a Lender or one of the Required Lenders.
Section9.09Successor Administrative Agent. Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may resign at any time by notifying Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a Lender as the successor, which successor agent shall, unless a Default or Event of Default shall have occurred and be continuing, be subject to approval by Borrower (not to be unreasonably withheld or delayed); provided that any successor Administrative Agent shall not be a non-resident of Canada or shall be deemed to be resident in Canada for the purposes of Part XIII of the ITA. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall not be a non-resident of Canada or shall be deemed to be resident in Canada for the purposes of Part XIII of the ITA. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. After the Administrative Agent’s resignation hereunder, the provisions of this Article IX and Section 11.06 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.
Section9.10Notices from Administrative Agent to Lenders. The Administrative Agent shall promptly, upon the written request from any Lender, forward to such Lender copies of any written notices, reports or other information supplied to it by the Borrower (but which the Borrower is not required to supply directly to the Lenders). All notices and other communications to the Lenders hereunder may be delivered or furnished in accordance with Section 11.01, or by electronic communication (including email and internet or intranet websites) pursuant to procedures approved by the Administrative Agent.
Section9.11Field Examination Reports; Disclaimer by Lenders. Each Lender:  is deemed to have requested that the Administrative Agent furnish such Lender, promptly after it becomes available, a copy of each field examination report (each a “Report” and collectively, “Reports”) prepared by the Administrative Agent or its agents;  expressly agrees and acknowledges that the Administrative Agent makes no representation or warranty as to the accuracy of any Report and shall not be liable for any information contained in any Report;  expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that the Administrative Agent or other party performing any audit or examination will inspect only specific information regarding the Borrower and will rely significantly upon the Borrower’s books and records, as well as on representations of the Borrower’s personnel;  agrees to keep all Reports confidential in accordance with its standard operating procedures and strictly for its internal use, and not to distribute (except to its Affiliates, directors, officers, employees, attorneys, agents, participants, assignees or its prospective participants or assignees) or use any Report in any other manner (except to the extent that disclosure or distribution is made pursuant to law, rule, regulation or legal or other process); and  without limiting the generality of any other indemnification provision contained in this Credit Agreement, agrees  to hold the Administrative Agent harmless from any action the indemnifying Lender may take or conclusion the indemnifying Lender may reach or draw from any Report in connection with any Loans or other credit accommodations that the indemnifying Lender has made or may make to the Borrower, or the indemnifying Lender’s participation in Letters of Credit and  to pay and protect, and indemnify, defend and hold the Administrative Agent harmless from and against, the claims, actions, proceedings, damages, costs, expenses and other amounts (including reasonable attorneys’ fees) incurred by the Administrative Agent as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.
Section9.12Payments by Administrative Agent. For greater certainty, the following provisions shall apply to any and all payments made by the Administrative Agent to the Lenders hereunder:
(s)the Administrative Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Administrative Agent from the Borrower;
(t)if the Administrative Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Credit Agreement, the Administrative Agent shall have no obligation to remit to each Lender any amount other than such Lender’s proportionate share of that amount which is the amount actually received by the Administrative Agent;
(u)if any Lender advances more or less than its proportionate share of the Loans, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;
(v)the Administrative Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;
(w)the Administrative Agent shall be entitled to round any Lender’s proportionate share of mandatory or scheduled repayments or prepayments to the nearest $1,000 while maintaining, to the best of the Administrative Agent’s ability, such allocation as close as possible to the original proportionate share among Lenders;
(x)upon request, the Administrative Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and
(y)all payments by the Administrative Agent to a Lender hereunder shall be made to such Lender at its address as relayed to the Administrative Agent from time to time or on the applicable Assignment and Assumption unless notice to the contrary is received by the Administrative Agent from such Lender.
Unless the Administrative Agent has actual knowledge that the Borrower has not made or will not make a payment to the Administrative Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made and the Administrative Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Administrative Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts. If the payment by the Borrower is in fact not received by the Administrative Agent on the required date and the Administrative Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Credit Agreement, indemnify the Administrative Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Administrative Agent as a result. A certificate of the Administrative Agent with respect to any amount owing by the Borrower under this Section 9.12 shall be prima facie evidence of the amount owing in the absence of manifest error.
Article X

SECURITY
Section10.01    Certain Notices. The Borrower shall give at least 30 days prior written notice to the Administrative Agent of each of the following:
(a)any change of name of any Loan Party; and
(b)any change of any Loan Party’s chief executive office or the location of the office where it keeps its records respecting its accounts receivable.
Section10.02    Continuing Security. Each item or part of the Security Documents and the Liens created thereby shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security Documents, the Liens created thereby, or any other security now held or hereafter acquired by the Administrative Agent or the Lenders. No item or part of the Security Documents or the Liens created thereby shall be merged or be deemed to have been merged in or by this Credit Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Lenders or the Administrative Agent under any security, instruments or agreements held by it or at law or in equity.
Section10.03    Dealing with Security. The Administrative Agent, with the consent of all of the Lenders, may grant extensions of time or other indulgences, take and give up securities (including the Security Documents or the Liens created thereby or any part or parts thereof), accept compositions, grant releases and discharges and otherwise deal with any Loan Party and other parties and with security (including without limitation, the Security and each part thereof) as the Administrative Agent may see fit, without prejudice to or in any way limiting the liability of any Loan Party under this Credit Agreement or of any Loan Party under the other Loan Documents or under any of the Security Document or any other collateral security to which it is party.
Section10.04    Effectiveness. The Security Documents, the Liens created thereby, and the security created by any other Loan Document constituted or required to be created shall be effective, and the undertakings as to the Security Documents and the Liens created thereby herein or in any other Loan Document shall be continuing, whether any Loans are then outstanding or any amounts thereby secured or any part thereof shall be owing before or after, or at the same time as, the creation of such Liens or before or after or upon the date of execution of any amendments to this Credit Agreement.
Section10.05    Release of Liens and Guarantors.
(a)Subject to Section 10.05(c), no Loan Party shall be discharged from any Security Document, Lien created thereby, or any part thereof except by a written release and discharge signed by the Administrative Agent with the prior written consent of the Lenders. To the extent that such Security Document applies to Asset Sales permitted to be consummated by Section 7.08, the Administrative Agent shall provide a release or no interest letter, in respect of the property and assets subject to such Asset Sale, promptly upon the request of the Borrower. The Lenders hereby authorize the Administrative Agent to sign all such releases, no interest letters, or other documents or interests releasing the Liens as they apply to such Asset Sales permitted to be consummated Section 7.08.
(b)Upon any Asset Sale permitted to be consummated by Section 7.08, or consummation of any transaction permitted hereunder as a result of which any Guarantor ceases to be a Participating Subsidiary of the Borrower, the Administrative Agent is authorized to release such Liens that relate solely to the Collateral sold or otherwise disposed and the Guarantee made by such Guarantor under the Loan Documents.
(c)Upon payment in full in cash of the Loans and all the other Obligations (other than unasserted contingent and indemnification obligations), termination of all Commitments (including commitments to issue Letters of Credit) and reduction of the LC Exposure to zero (or the making of other arrangements satisfactory to the Administrative Agent), the Administrative Agent is authorized to release all of the Liens created, and all the Guarantees made, under the Loan Documents.
Notwithstanding the foregoing,  the Administrative Agent shall not be required to execute, or cause any Person to execute, any such document on terms which, in its opinion, would expose it to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty and  such release shall not in any manner discharge, affect or impair the Obligations or any Liens upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties.
Article XI

MISCELLANEOUS
Section11.01    Notices. Except as otherwise expressly permitted herein, notices and other communications provided for herein shall be in writing and shall be delivered by hand or courier service, mailed or sent by fax or email, as follows:
(a)if to Borrower, to it at:
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, BC V6V 3A4
Fax No.: 604.231.1109
Attention: Director, Treasury
(b)to Administrative Agent, to it at:
Canadian Imperial Bank of Commerce
CIBC Innovation Banking
199 Bay St., 4th Floor
Toronto, ON M5L 1A2
Fax No.: 416-682-1160
Attention: [Redacted: personal information]
Any party hereto may change its address or fax number or email address for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Credit Agreement shall be deemed to have been given on the date of receipt if delivered by hand or courier service or sent by fax or email, or (unless there is an interruption in postal service) on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 11.01. The Administrative Agent shall deliver to Borrower a copy of each Administrative Questionnaire received by it.
Section11.02    Instructions by fax, phone and e-mail. The Loan Parties may deliver, and the Administrative Agent may accept, instructions by fax, telephone (including cellular phone) and email

(“Electronic Communication”), according to the Administrative Agent-approved procedures, which procedures may be limited to particular types of communications or services. Unless the Borrower expressly indicates otherwise, the Borrower agrees that the Administrative Agent may also communicate with the Borrower by e-mail or fax. This may include  the Administrative Agent sending confidential information to the Borrower, at the Borrower’s request; or  the Borrower sending confidential information to the Administrative Agent. An Electronic Communication may not be a secure means of communication and the Borrower assumes responsibility for the risks of using Electronic Communications including, without limitation, the possibility that an Electronic Communication is: intercepted by or sent to an unauthorized person, misunderstood, lost, delayed, or not received by the Administrative Agent at all. The Administrative Agent is entitled to rely upon any Electronic Communication from or purporting to be from the Borrower, as if such instructions were given in writing. However, the Administrative Agent may choose not to act upon an Electronic Communication if it believes that the Electronic Communication is unauthorized, incorrect or unclear. The Administrative Agent shall not be liable for, and the Borrower will indemnify and save the Administrative Agent harmless from, any claims, losses, damages, liabilities and expenses that the Administrative Agent incurs (other than those due to the Administrative Agent’s gross negligence or wilful misconduct) including among other things all legal fees and expenses, arising from the Administrative Agent acting or declining to act on any Electronic Communications given under this Credit Agreement. This indemnity is in addition to any other indemnity or assurance against loss provided by to the Administrative Agent under this Credit Agreement or otherwise.
Section11.03    Survival of Agreement. All covenants, agreements, representations and warranties made by Loan Parties herein and by the Loan Parties in the other Loan Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Credit Agreement or any other Loan Document shall be considered to have been relied upon by the Administrative Agent and shall survive the making by the Administrative Agent of the Loans and the issuance of Letters of Credit by the Administrative Agent, regardless of any investigation made by, or on behalf of, the Administrative Agent, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any Fee or any other amount payable under this Credit Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not been terminated. The provisions of Section 2.12, Section 2.13, Section 2.15 and Section 11.06 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Credit Agreement or any provision hereof.
Section11.04    Counterparts; Binding Effect. This Credit Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Credit Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the Loan Parties, the Administrative Agent and their respective successors and permitted assigns, except that none of the Loan Parties shall have the right to assign its rights or duties hereunder or any interest herein without the prior consent of the Administrative Agent, and any attempted assignment by any such Person shall be void (it being understood that a merger of a Loan Party with and into any other Person in which the other Person is the surviving entity shall not be considered an assignment of such Loan Party’s duties hereunder and would instead be subject to the restrictions of Section 7.07).
    xc

Section11.05    Successors and Assigns
(a)Subject to Section 11.04, whenever in this Credit Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party, and all covenants, promises and agreements by or on behalf of the Loan Parties and the Administrative Agent that are contained in this Credit Agreement shall bind and inure to the benefit of their respective permitted successors and assigns.
(b)The Administrative Agent may not, without the consent of the Borrower, such consent not to be unreasonably withheld (except such consent will not be required if an Event of Default exists), sell participations to one or more banks or other entities in all or a portion of its rights and obligations under this Credit Agreement (including all or a portion of its Commitment and the Loans owing to it) in an amount not less than $5,000,000 together with an assignment fee of $5,000 payable to the Administrative Agent; provided, however, that  the Administrative Agent’s obligations under this Credit Agreement shall remain unchanged,  the Administrative Agent shall remain solely responsible to the other parties hereto for the performance of such obligations,  the participating banks or other entities shall be entitled to the benefit of the cost protection provisions contained in Section 2.12, Section 2.13, Section 2.15 and Section 11.06 to the same extent as if they were Administrative Agent, provided that Borrower shall not be required to reimburse the participating banks or other entities pursuant to Section 2.12, Section 2.13, Section 2.15 or Section 11.06 in an amount in excess of the amount that would have been payable thereunder to the Administrative Agent had the Administrative Agent not sold such participation, and  Borrower shall continue to deal solely and directly with the Administrative Agent in connection with the Administrative Agent’s rights and obligations under this Credit Agreement, and the Administrative Agent shall retain the sole right to enforce the obligations of the Loan Parties under the Loan Documents and to approve any amendment, modification or waiver of any provision of this Credit Agreement.
(c)The Administrative Agent may at any time assign all or any portion of its rights under this Credit Agreement to a Federal Reserve Bank, Bank of Canada or any similar financial institution without the prior written consent of the Borrower (unless such assignment would subject Borrower to additional costs or liabilities under Section 2.12, Section 2.13, Section 2.15 or Section 11.06), provided that no such assignment shall release the Administrative Agent from any of its obligations hereunder or substitute any such assignee for the Administrative Agent as a party hereto. The Administrative Agent may not otherwise assign all or any portion of its rights under this Credit Agreement without the prior written consent of the Borrower, such consent not to be unreasonably withheld (except such consent will not be required if an Event of Default exists).
(d)Except as provided in Article III and subject to the preceding paragraphs of this Section 11.05, the Administrative Agent may not assign or delegate any of its respective rights and duties hereunder without the prior written consent of the Borrower.
Section11.06    Expenses; Indemnity.
(a)Borrower agrees to pay all reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, execution and delivery of this Credit Agreement and the other Loan Documents (including all costs relating to due diligence) or in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions hereby or thereby contemplated shall be consummated) or incurred by the Administrative Agent in connection with the enforcement or protection of its rights in connection with this Credit Agreement and the other Loan Documents or in connection with the Loans made or the Letters of Credit issued hereunder, including the reasonable fees, disbursements and other charges of Administrative Agent’s Counsel, and, in connection with any such enforcement or protection, the reasonable fees, disbursements and other charges of any xci

other counsel for the Administrative Agent. The Borrower further agrees to indemnify the Administrative Agent from, and hold it harmless against, any documentary taxes, assessments or similar charges made by any Governmental Authority by reason of execution and delivery of this Credit Agreement or any of the other Loan Documents.
(b)Borrower agrees to indemnify the Administrative Agent and each of its directors, officers, employees, trustees, advisors and agents (each such person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees, disbursements and other charges, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of  the execution or delivery of this Credit Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or thereto of their respective obligations hereunder or thereunder or the consummation of the Transactions and the other transactions contemplated hereby or thereby,  the use of the Letters of Credit or the proceeds of the Loans,  any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto or  any actual or alleged presence or release of Hazardous Substance on or from any property currently or formerly owned or operated by the Loan Parties or any of their respective predecessors or any liability under any Environmental Law related in any way to the Loan Parties, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses have resulted from the gross negligence or wilful misconduct of any Indemnitee.
(c)The provisions of this Section 11.06 shall remain operative and in full force and effect regardless of the expiration of the term of this Credit Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the invalidity or unenforceability of any term or provision of this Credit Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent. All amounts due under this Section 11.06 shall be payable promptly after written demand therefor. This Section 11.06 shall not apply to Taxes which shall be covered exclusively by Section 2.15.
Section11.07    Right of Setoff. The Administrative Agent is hereby authorized, in addition to any other right or remedy that the Administrative Agent may have by operation of law or otherwise, at any time and from time to time upon any amount becoming due and payable by any Loan Party under any Loan Document, after the expiration of any grace period with respect thereto, to exercise, without notice to the Loan Parties (any such notice being expressly waived by each such Person), its banker’s lien or right of combination of accounts or right of setoff and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Indebtedness at any time owing by the Administrative Agent to or for the credit or the account of any Loan Party against such due and payable amount. The Administrative Agent agrees to promptly notify Borrower after any such setoff and application made by the Administrative Agent, provided that the failure to give such notice shall not affect the validity of such setoff and application.
Section11.08    Applicable Law. THIS CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN, BUT EXCLUDING ALL CHOICE OF LAW AND CONFLICTS OF LAWS RULES THEREOF.
Section11.09    Waivers; Amendment.
(a)No failure or delay on the part of the Administrative Agent in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuation of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent hereunder and
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under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Credit Agreement or any other Loan Document or consent to any departure by the Loan Parties therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Loan Parties in any case shall entitle the Loan Parties to any other or further notice or demand in similar or other circumstances.
(b)Neither this Credit Agreement or any of the other Loan Documents nor any provision hereof or thereof may be waived, amended or modified except  in the case of this Credit Agreement, pursuant to an agreement or agreements in writing entered into by the Loan Parties and the Administrative Agent and  in the case of any other Loan Document, pursuant to an agreement or agreements entered into by the Administrative Agent and the other parties to such Loan Document.
Section11.10    Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by the Administrative Agent, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by the Administrative Agent in accordance with applicable law, the rate of interest payable to the Administrative Agent hereunder, together with all Charges payable to the Administrative Agent, shall be limited to the Maximum Rate. The Borrower confirms that it fully understands and is able to calculate the rate of interest applicable to the Loans based on the methodology for calculating per annum rates provided for in Section 2.06 of this Credit Agreement.  The Administrative Agent agrees that if requested in writing by the Borrower it will calculate the nominal and effective per annum rate of interest on any Loans outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this Credit Agreement or any other Loan Document, nor result in any liability to the Administrative Agent. The Borrower hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Loan Documents, that the interest payable under this Credit Agreement and the calculation thereof has not been adequately disclosed to the Borrower, whether pursuant to section 4 of the Interest Act (Canada) or any other applicable law or legal principle.
Section11.11    Entire Agreement. This Credit Agreement, the other Loan Documents and any separate fee letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the parties with respect to the subject matter hereof is superseded by this Credit Agreement and the other Loan Documents. Nothing in this Credit Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any Person other than the parties hereto and thereto (and their respective successors and assigns permitted hereby and each other Person that is an Indemnitee) any rights, remedies, obligations or liabilities under or by reason of this Credit Agreement or the other Loan Documents.
Section11.12    Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any legal proceeding directly or indirectly arising out of, under or in connection with this Credit Agreement or any of the other Loan Documents or the transactions contemplated hereby. Each party hereto  certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and  acknowledges that it and the other parties hereto have been induced to enter into this Credit Agreement and the other Loan Documents, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.12.
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Section11.13    Severability. In the event any one or more of the provisions contained in this Credit Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavour in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
Section11.14    Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Credit Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Credit Agreement.
Section11.15    Confidentiality. The Administrative Agent agrees not to disclose to any Person any of the Information (as defined below), in accordance with the Administrative Agent’s customary procedures for non-disclosure of confidential information of third parties of this nature and in accordance with safe and sound lending practices, without the prior written consent of the Borrower, which consent shall not be unreasonably withheld, except that the Administrative Agent shall be permitted to disclose Information  to its and its Affiliates’ officers, directors, employees, agents and representatives (including its auditors and counsel) or to any pledgee referred to in Section 11.05(c),  or any direct or indirect contractual counterparty in swap agreements or such contractual counterparty’s professional advisor (so long as such pledgee, contractual counterparty or professional advisor to such contractual counterparty agrees in writing to be bound by the provisions of this Section 11.15;  to the extent (A) required by applicable laws and regulations or by any subpoena or similar legal process or (B) requested or required by any regulatory authority, or any nationally recognized rating agency that requires access to information about the Administrative Agent’s investment portfolio;  to the extent such Information (A) becomes publicly available other than as a result of a breach of this Credit Agreement, (B) becomes available to the Administrative Agent on a non-confidential basis from a source other than a Loan Party or its Affiliates or (C) was available to the Administrative Agent on a non-confidential basis prior to its disclosure to the Administrative Agent by a Loan Party or its Affiliates;  to any actual or prospective assignee of, or prospective purchaser of a participation in, the rights of the Administrative Agent hereunder, provided that such prospective assignee purchaser agrees to be bound by and observe the same confidentiality as is required of the Administrative Agent hereunder; or  in connection with any suit, action or proceeding relating to the enforcement of rights hereunder or under any other Loan Document or in connection with the transactions contemplated hereby. Provided however, that the Administrative Agent may use the names of the parties and the dollar figures associated with the Transactions for promotional materials to be distributed to the Administrative Agent and the Borrower and each of their counsel. As used in this Section 11.15, as to the Administrative Agent, the term “Information” shall mean any written materials, documents and information that Borrower or any of its Affiliates may have furnished or may hereafter furnish to the Administrative Agent in connection with this Credit Agreement and the Transactions.
Section11.16    Jurisdiction; Consent to Service of Process.
(a)Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of British Columbia, and any court sitting in British Columbia, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Credit Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such jurisdiction. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Credit Agreement shall affect any right that the Administrative Agent may otherwise have to bring any action or proceeding relating to this Credit Agreement or the other Loan Documents against any Loan Party or its properties in the courts of any jurisdiction.
(b)Each of the parties hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Credit
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Agreement or the other Loan Documents in any British Columbia court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.
(c)Each party to this Credit Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.01. Nothing in this Credit Agreement will affect the right of any party to this Credit Agreement to serve process in any other manner permitted by law.
Section11.17    Accounting Principles. Unless otherwise provided herein, each financial term used in this Credit Agreement has the meaning ascribed to it under GAAP. The financial calculations, audits, audit reports and financial statements (and their different items) referred to herein or pertaining to the Borrower’s business shall be made or prepared in accordance with GAAP and in accordance with the normal practice in the Borrower’s industry, as in effect  with respect to the financial covenants (including the financial ratios) at the date hereof and  for all other purposes at the time of such determination. In the event of changes in GAAP having a material effect on the application of certain provisions of this Credit Agreement, the Borrower and the Administrative Agent, further to a request from either party, will make reasonable efforts to negotiate amendments to such provisions in order to facilitate their application, provided that such amendments must preserve the original intent of the provisions affected.
Section11.18    Judgment Currency.
(a)Borrower’s obligations hereunder and Borrower’s and the other Loan Parties’ obligations under the other Loan Documents to make payments in Dollars (the “Obligation Currency”) shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent of the full amount of the Obligation Currency expressed to be payable to the Administrative Agent under this Credit Agreement or the other Loan Documents. If, for the purpose of obtaining or enforcing judgment against Borrower or any other Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency (such other currency being hereinafter referred to as the “Judgment Currency”) an amount due in the Obligation Currency, the conversion shall be made at the rate of exchange (as quoted by the Administrative Agent or if the Administrative Agent does not quote a rate of exchange on such currency, by a known dealer in such currency designated by the Administrative Agent) determined, in each case, as of the date immediately preceding the day on which the judgment is given (such Business Day being hereinafter referred to as the “Judgment Currency Conversion Date”).
(b)If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, Borrower covenants and agrees to pay, or cause to be paid, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.
(c)For purposes of determining the amount of any payment in the Obligation Currency under this Section 11.18, the rate of exchange used shall take into account any premium and costs payable in connection with the purchase of the Obligation Currency.
Section11.19    Proceeds of Crime (Money Laundering) and Terrorist Financing Act.
The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the PATRIOT Act and other applicable anti-money laundering, anti-
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terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and the Guarantors, and the transactions contemplated hereby, including the name and address of the Loan Parties and other information that will allow the Administrative Agent to identify the Loan Parties in accordance with the PATRIOT Act.  The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by the Administrative Agent, or any prospective assignee or participant of the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.
Section11.20    Certain Relationships. Nothing contained in this Credit Agreement and no action taken by the Administrative Agent pursuant hereto shall be deemed to constitute the Administrative Agent a partnership, an association, a joint venture or other entity. The Administrative Agent has no fiduciary relationship with or any fiduciary duty to Borrower arising out of or in connection with this Credit Agreement or any of the other Loan Documents, and the relationship between the Administrative Agent, on the one hand, and Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor.
Section11.21    Conflict With Security Documents. In the event of any conflict or inconsistency between the terms of this Credit Agreement and the terms of any of the other Loan Documents, the terms of this Credit Agreement shall govern to the extent necessary to remove the conflict or inconsistency.
Section11.22    Release of Security.
(a)If a Loan Party disposes of Collateral and such disposition is permitted by this Credit Agreement, then the Administrative Agent shall, at the request and expense of the Borrower, release the Security Documents and the Liens created thereby with respect to such Collateral, and execute and deliver whatever documents are reasonably required to do so.
(b)If the Borrower has indefeasibly paid the Obligations in full in cash and otherwise performed all of the terms of the Loan Documents, and if all obligations of the Administrative Agent to extend credit under any Loan Document have been cancelled, then the Administrative Agent shall, at the request and expense of the Borrower, release the Guarantee Agreements and the Security Documents and the Liens created thereby and execute and deliver whatever documents are reasonably required to do so.
Section11.23    Waiver of Consequential Damages, Etc. EACH LOAN PARTY AGREES NOT TO ASSERT ANY CLAIM AGAINST ANY OTHER PARTY HERETO, ANY OF ITS AFFILIATES, OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, ATTORNEYS OR AGENT, ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING OUT OF OR OTHERWISE RELATING TO ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR IN ANY OTHER LOAN DOCUMENT OR THE ACTUAL OR PROPOSED USE OF THE PROCEEDS OF THE LOANS.
Section11.24    Confirmation and Reaffirmation. Each of the Loan Parties hereby acknowledges the term of this Agreement, and hereby confirms that all security and other Loan Documents entered into by it in connection with the Original Credit Agreement continues to be valid, binding, enforceable and in full force and effect against such Loan Party, and each of the Loan Parties hereby reaffirms all security interests and pledges granted by such Loan Party in favour of the Administrative Agent pursuant to the Loan Documents, as amended pursuant to this Agreement.
Sierra Wireless (UK) Limited (a Guarantor) (for the purposes of this Section 11.24, the “English Guarantor”) reaffirms that the rights and obligations under the Security Documents including, without limitation, the security constituted by the Security Documents executed by it shall:
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(a)continue in full force and effect and extend to, and in the case of the Security Agreements shall continue to secure, the obligations and liabilities of the Loan Parties under this Agreement and the Security Agreements, as amended or restated from time to time including as varied, amended, supplemented or extended by this Agreement, notwithstanding any term or provision of this Agreement;
(b)not be released, reduced, affected or impaired by (i) the execution, delivery and performance of this Agreement or any other document or agreement entered into pursuant to or contemplated by this Agreement; or (ii) any other Loan Party not being bound by this Agreement for any reason or by any Security Documents provided to the Lenders by the English Guarantor being avoided or released or not being effective security for the variation in the liabilities of the Loan Parties or any of them effected by this Agreement or such Security Documents being limited or restricted in any way; and
(c)continue to secure the payment of liabilities and obligations of the Loan Parties under this Agreement and that such guarantee and indemnity, and any Security Documents granted by it, is intended to apply to and secure any variation or increase in the liabilities or obligations of the Loan Parties at any time as a result (direct or indirect) of the execution, delivery or performance of this Agreement.
Each Guarantor agrees that its liability under any guarantee provided in respect of the liabilities of the Loan Parties pursuant to this Agreement will not be released or affected by any other Guarantor(s) not being bound by this Agreement for any reason or by any Security Agreements provided to the Lenders by any Guarantor(s) being avoided or released or not being effective security for the variation in the liabilities of the Loan Parties or any of them effected by this Agreement or such Security Agreements being limited or restricted in anyway.
[Signature pages follow]
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IN WITNESS WHEREOF, the parties hereto have caused this Credit Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SIERRA WIRELESS, INC.
By: “Sam Cochrane”
Name: Sam Cochrane
Title: CFO

SIERRA WIRELESS AMERICA, INC.
By:	“Sam Cochrane”
Name: Sam Cochrane
Title: Director

SIERRA WIRELESS HONG KONG LIMITED
By: “Pierre Cosnier”
Name: Pierre Cosnier
Title: Director

By:	“Quanny Van”
Name: Quanny Van
Title: Authorized Signatory

SIERRA WIRELESS LUXEMBOURG S.A.R.L., a private limited liability company (société à responsabilité limitée), incorporated and existing under the laws of Grand Duchy of Luxembourg, having its registered office at 15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, registered with the Luxembourg Trade and Companies Register under the number R.C.S. Luxembourg B141993

By: “Sam Cochrane”
Name: Sam Cochrane
Title: Authorized Signatory
Signature Pages to Credit Agreement – Sierra Wireless Inc.

SIERRA WIRELESS (UK) LTD.
By: “Pierre Cosnier”
Name: Pierre Cosnier
Title: Director

Executed by M2M CONNECTIVITY AUSTRALIA PTY LTD (formerly named SIERRA WIRELESS (AUSTRALIA) PTY LIMITED) in accordance with section 127 of the Corporations Act 2001 (Commonwealth of Australia):
By: “James Ryan”
Name: James Ryan
Title: SVP

By:	“Darren Moroney”
Name: Darren Moroney
Title: Director

Executed by M2M ONE PTY LTD, in accordance with section 127 of the Corporations Act 2001 (Commonwealth of Australia):
By: “James Ryan”
Name: James Ryan
Title: SVP

By:	“Darren Moroney”
Name: Darren Moroney
Title: Director

Signature Pages to Credit Agreement – Sierra Wireless Inc.

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Administrative Agent
By: “Authorized Signatory”
Name: Authorized Signatory
Title: Authorized Signatory

By:	“Authorized Signatory”
Name: Authorized Signatory
Title: Authorized Signatory

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By: “Authorized Signatory”
Name: Authorized Signatory
Title: Authorized Signatory

By:	“Authorized Signatory”
Name: Authorized Signatory
Title: Authorized Signatory

Signature Pages to Credit Agreement – Sierra Wireless Inc.

SCHEDULE 2.01
COMMITMENTS OF LENDER
[Redacted: commitment amounts]

SCHEDULE 4.07
CERTAIN TITLE MATTERS
Nil.

SCHEDULE 4.08
SUBSIDIARIES

Subsidiary	Subsidiary Jurisdiction	Number of Outstanding Equity Interests	Owner of Equity Interest
Sierra Wireless America, Inc.	Delaware	171 common shares	Sierra Wireless, Inc.
GenX Mobile Incorporated	Delaware	930 common shares	Sierra Wireless America, Inc.
Sierra Wireless Services America Holdings Inc. (formerly Numerex Corp)	Pennsylvania	6803 Class A common stock	Sierra Wireless America, Inc.
Cellemetry LLC	Delaware	N/A	Numerex Corp
Uplink Security, LLC	Georgia	N/A	Cellemetry LLC
Omnilink Systems Inc.	Delaware	N/A	Numerex Corp
NextAlarm, LLC	Georgia	N/A	Numerex Corp
Sierra Wireless Services America, LLC (formerly Numerex Solutions LLC)	Delaware	N/A	Numerex Corp
Sierra Wireless (UK) Limited	United Kingdom	2,860,980 Ordinary Stock	Sierra Wireless, Inc.
Cambridge Executive Limited	United Kingdom	1 Ordinary Stock	Sierra Wireless (UK) Limited
Sierra Wireless Hong Kong Limited	Hong Kong	1,545,157 Ordinary stock	Sierra Wireless, Inc.
Sierra Wireless (Australia) Pty Limited	State of Victoria, Australia	13,752,540 Ordinary shares	Sierra Wireless, Inc.
Sierra Wireless Luxembourg S.à r.l.	Luxembourg	11,349,501 shares	Sierra Wireless, Inc.

M2M Connectivity Pty Limited	State of New South Wales, Australia	100 Ordinary shares	Sierra Wireless (Australia) Pty Limited
M2M One Pty Limited	State of New South Wales, Australia	480 Ordinary shares	Sierra Wireless (Australia) Pty Limited
D-Square Innovation Pty Limited	State of Victoria, Australia	100 Ordinary shares	Sierra Wireless (Australia) Pty Limited

SCHEDULE 4.09
LITIGATION AND COMPLIANCE WITH LAWS
1.    In November 2019, Stormborn Technologies LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our FX and GL series devices. The lawsuit is in the initial pleadings stage.
2.     In June 2019, Inventergy LBS, LLC filed a patent infringement lawsuit in the United States District Court of the Northern District of Georgia, which lawsuit makes certain allegations concerning our Uplink GPS Asset Tracking devices. The lawsuit has been dismissed with prejudice.
3.     In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary. The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products. In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff appealed this invalidity ruling to the Federal Circuit, and in November 2019, the Federal Circuit reversed the District Court’s invalidity ruling. In District Court, we are continuing to pursue our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. A summary judgement hearing has occurred, and a decision of the court is pending. Following the reversal of the invalidity ruling, the District Court has scheduled the matter for trial, coordinating the case with several other pending cases involving the plaintiff and the patent-in-suit and setting the first trial with an unspecified defendant for January 2021. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be unpatentable.
4.     In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in the District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings filed by us and other defendants, invalidating all independent claims and several dependent claims in the single patent-in-suit. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC (“Blackbird”), and they became a plaintiff in the lawsuit in June of that year. In September 2018, the court denied a motion to dismiss the lawsuit. Blackbird was granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. In November 2019, the Judge issued a claim construction order finding two of the remaining five claims in the patent-in-suit to be indefinite and therefore invalid. The lawsuit is currently nearing the end of the discovery stage. Trial in our case has been scheduled for January 2021.
5.     In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “Sisvel”), filed patent infringement lawsuits in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that Sisvel alleges relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE. The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us. The lawsuits are in the initial pleadings stage. Several defendants have filed motions to dismiss the lawsuits for failure to state a claim for which relief can be granted, which motion have been granted in February 2020 with leave given to the plaintiff to amend its pleadings.

SCHEDULE 4.13
ENVIRONMENTAL MATTERS
Nil.

SCHEDULE 4.15
LIEN FILING OFFICES

Loan Party	Office
Sierra Wireless, Inc.	British Columbia Personal Property Security Registry
Sierra Wireless America, Inc.	Secretary of State of Delaware
GenX Mobile Incorporated	Secretary of State of Delaware
Sierra Wireless (UK) Limited	Companies House
Cambridge Executive Limited	Companies House
Sierra Wireless Hong Kong Limited	Companies Registry of Hong Kong
Sierra Wireless (Australia) Pty Limited	PPS Register
Sierra Wireless Luxembourg S.à r.l.	N/A
M2M Connectivity Pty Ltd	PPS Register
M2M One Pty Ltd	PPS Register
D-Square Innovation Pty Limited	PPS Register

SCHEDULE 4.17
REAL PROPERTIES

Loan Party	Address	Owned or Leased	Lease Details
Sierra Wireless, Inc.	13811 Wireless Way Richmond, BC V6V 3A4	Leased	Office Lease between S-8025 Holdings Ltd. and Sierra Wireless, Inc. dated as of October 31, 2011, as amended by a lease modification agreement dated as of November 12, 2019
	13911 Wireless Way Richmond, BC V6V 3A4 120 – 13551 Commerce Parkway, Richmond, BC V6V 2L1	Leased Leased
Office Lease between S-8025 Holdings Ltd. and Sierra Wireless, Inc. dated as of October 31, 2011, as amended by a lease modification agreement dated as of November 12, 2019
Temporary Use License between The Great-West Life Assurance Company and London Life Insurance Company and Sierra Wireless, Inc. dated as of January 20, 2020.

Sierra Wireless America, Inc.	Suite A, 2738 Loker Avenue West Carlsbad, CA 92010 USA	Leased	Standard Industrial Lease Carlsbad Crossroads between H.G. Fenton Property Company and Sierra Wireless America, Inc.
	2270 Northwest Parkway, Suite 145, Marietta, Georgia 30067	Leased	Lease Agreement between Sealy Northwest Atlanta, L.P. and Sierra Wireless America, Inc., as amended by the first amendment to lease

Sierra Wireless Hong Kong Limited	6/F Enterprise Place No. 5 Science Park West Avenue, Hong Kong Science Park, Shatin, New Territories, Hong Kong, PRC	Leased	Lease between Hong Kong Science and Technology Parks Corporation and Sierra Wireless Hong Kong Limited dated as of March 22, 2018
M2M Connectivity Pty Ltd	1 Barrett Street, Kensington, Victoria 3031, Australia	Leased	Lease between 1 Barrett Street Unit Trust and M2M Connectivity Pty Ltd dated as of June 25, 2018
M2M One Pty Ltd	1 Barrett Street, Kensington, Victoria 3031, Australia	Leased	Lease between 1 Barrett Street Unit Trust and M2M One Pty Ltd dated as of June 25, 2018
D-Square Innovation Pty Limited	1 Barrett Street, Kensington, Victoria 3031, Australia	Leased	Lease between 1 Barrett Street Unit Trust and D-Square Innovation Pty Limited dated as of June 25, 2018

SCHEDULE 4.18
INTELLECTUAL PROPERTY
PATENTS

Type	Country	Title	Status	Official Filing Date	Publication No.	Publication Date	Patent/ Registration No.	Issue Date	Expiry Date	Assignee
LP	US	LAN/WWAN GATEWAY CARRIER CUSTOMIZATION	Issued	10-Nov-06	US 2007-0104169	10-May-07	8,054,778	08-Nov-11		Sierra Wireless America Inc.
LP	US	GATEWAY NETWORK MULTIPLEXING	Issued	10-Nov-06	US 2007-0104168	10-May-07	8121071	21-Feb-12		Sierra Wireless America Inc.
LP	CA	Cognitive Wireless System	Issued	7-Jan-11	CA 2,730,269	14-Jan-11	2,730,269	17-Apr-18		Sierra Wireless
PAT	DE	Cognitive Wireless System	Validation	9-Jul-08	EP2304989	6-Apr-11	EP2304989 DE 602009045735.7	26-Apr-17		Sierra Wireless
PAT	FR	Cognitive Wireless System	Validation	9-Jul-08	EP2304989	6-Apr-11	EP2304989	26-Apr-17		Sierra Wireless
PAT	GB	Cognitive Wireless System	Validation	9-Jul-08	EP2304989	6-Apr-11	EP2304989	26-Apr-17		Sierra Wireless

PAT	US	Cognitive Wireless System	Issued	22-Oct-08	US 2010-0008291	14-Jan-10	8,516,096	20-Aug-13		Sierra Wireless
PAT	US	APPARATUS PROVIDING PLURAL WIRELESS TRANSCEIVERS WITHIN A DESIRED POWER BUDGET AND ASSOCIATED METHOD	Issued	23-Feb-10	US 2010-0216524	26-Aug-10	8,391,932	5-Mar-13	13-Jun-31	Sierra Wireless
PAT	US	Selective File Provisioning Depending on Mode of Operation of an Electronic Device Capable of Assuming a Plurality of Operating Modes	Issued	12-Jul-10	US 2012-0011175	12-Jan-12	8,612,494	17-Dec-13	10/29/2030	Sierra Wireless
PAT	CN	Method and Apparatus for Facilitating Push Communication across a Network Boundary	Issued	12-May-10	CN 102714636 A	3-Oct-12	ZL 201080060040.5	25-Nov-15	12-May-30	Sierra Wireless
PAT	US	Minimise PDP Activations	Issued	17-Nov-09	US 2010-0124191	20-May-10	8,228,848	24-Jul-12	18-Jun-30	Sierra Wireless

PAT	CN	Method and Apparatus for Managing Wireless Communication Based on Network Traffic Level	Issued	22-Jun-11	CN 102948192 A	27-Feb-13	ZL201180031107.7	29-Jun-16	22-Jun-31	Sierra Wireless
PAT	US	METHOD AND APPARATUS FOR MANAGING WIRELESS COMMUNICATION BASED ON NETWORK TRAFFIC LEVEL	Issued	21-Jun-11	US 2010-0099430	26-Apr-12	8,964,549	24-Feb-15	4-Nov-31	Sierra Wireless
PAT	AU	Method and System for Performing Position Updates in a Wireless Communication System	Issued	11-May-10			2010246848	8-Jan-15	11-May-30	Sierra Wireless
PAT	CN	Method and System for Performing Position Updates in a Wireless Communication System	Issued	11-Jan-12	CN 102804883 A	28-Nov-12	ZL201080031420.6	2-Nov-16		Sierra Wireless
val	DE	Method and System for Performing Position Updates in a Wireless Communication System	Validation	11-May-10	EP2430864 DE 60 2010 048494.7		2430864	14-Feb-18		Sierra Wireless

val	FR	Method and System for Performing Position Updates in a Wireless Communication System	Validation		2430864		2430864	14-Feb-18		Sierra Wireless
val	GB	Method and System for Performing Position Updates in a Wireless Communication System	Validation		2430864		2430864	14-Feb-18		Sierra Wireless
val	NL	Method and System for Performing Position Updates in a Wireless Communication System	Validation		2430864		2430864	14-Feb-18		Sierra Wireless
US	US	Method and System for Performing Position Updates in a Wireless Communication System	Issued	11-May-10	US 2010-0285816	11-Nov-10	8,494,551	23-Jul-13	1-Aug-31	Sierra Wireless
US	US	PCB Quick Heater	Issued	5-May-09	US 2010-0282730	11-Nov-10	8,445,818	21-May-13		Sierra Wireless

PAT	US	ACTIVE/STANDBY OPERATION OF A FEMTOCELL BASE STATION	Issued	4-Aug-10	US 2012-0033611	9-Feb-12	8,520,634	27-Aug-13	16-Sep-31	Sierra Wireless
PAT	CN	Method and Apparatus for Managing Communications in a Wireless Communication System	Issued	9-Oct-12	201180018182.X	19-Dec-12	ZL 201180018182.X	20-Jan-16	15-Feb-31	Sierra Wireless
LP	DE	Method and Apparatus for Managing Communications in a Wireless Communication System	Validation	14-Sep-12	2537366	26-Dec-12	2537366	7-Nov-18		Sierra Wireless
LP	FR	Method and Apparatus for Managing Communications in a Wireless Communication System	Validation	14-Sep-12	2537366	26-Dec-12	2537366	7-Nov-18		Sierra Wireless
LP	GB	Method and Apparatus for Managing Communications in a Wireless Communication System	Validation	14-Sep-12	2537366	26-Dec-12	2537366	7-Nov-18		Sierra Wireless

PAT	US	METHOD AND APPARATUS FOR MANAGING COMMUNICATIONS IN A WIRELESS COMMUNICATION SYSTEM	Issued	15-Feb-11	US 2011/0199901	18-Aug-11	8,565,080	22-Oct-13	8-Nov-31	Sierra Wireless
US	US	MANAGING COMMUNICATION OPERATIONS OF WIRELESS DEVICES	Issued	25-Apr-11	US 2011/0261891	27-Oct-11	8,582,631	12-Nov-13		Sierra Wireless
PAT	US	MICRO PORT FORWARDING ADDRESS AND IDENTIFIER (MPFAI)	Issued	8-Feb-12	US-2012-0203909-A1	9-Aug-12	9,037,724	19-May-15	8-Feb-32	Sierra Wireless
PAT	US	Self-Provisioning Antenna System and Method	Issued	1-Dec-10	US 2012/0139788	7-Jun-12	8,405,547	26-Mar-13		Sierra Wireless America Inc.
PAT	DE	TLS Abbreviated Session Identifier Protocol	Validation	9-May-13	2850776/DE602013027219.0	25-Mar-15	EP2850776	27-Sep-17		Sierra Wireless
	FR	TLS Abbreviated Session Identifier Protocol	Validation	9-May-13		25-Mar-15	EP2850776	27-Sep-17		Sierra Wireless

	GB	TLS Abbreviated Session Identifier Protocol	Validation	9-May-13		25-Mar-15	EP2850776	27-Sep-17		Sierra Wireless
PAT	US	TLS Abbreviated Session Identifier Protocol	Issued	14-May-12	US-2013-0305036	14-Nov-13	8,843,738	27-Sep-14	14-May-32	Sierra Wireless
PAT	US	Method And Apparatus For Management Of Network Communications	Issued	7-May-12	US-2012-0284385-A1	8-Nov-12	8,972,556	3-Mar-15	15-Oct-32	Sierra Wireless
pat	EP	Three-Dimensional Electronics Packaging	Published	4-Oct-12	2764760	13-Aug-14				Sierra Wireless
PAT	EP	SUBSCRIPTION AND CHARGING CONTROL FOR WIRELESS COMMUNICATIONS BETWEEN PROXIMATE DEVICES	Published	1-Feb-13	2810492	10-Dec-14				Sierra Wireless
PAT	US	Subscription and Charging Control for Wireless Communications Between Proximate Devices	Issued	1-Feb-13	US 2013/0203378	8-Aug-13	9,854,423	26-Dec-17		Sierra Wireless

PAT	US	Method and System for Radio Resource Allocation	Published	2-Jun-16	US 2016/0278098	22-Sep-16				Sierra Wireless
PAT	DE	Method and System for Radio Resource Allocation	Issued	4-Oct-13	2904867	12-Aug-15	2904867	-		Sierra Wireless
PAT	EP	Method and System for Radio Resource Allocation	Issued	4-Oct-13	2904867	12-Aug-15	2904867	-		Sierra Wireless
PAT	FR	Method and System for Radio Resource Allocation	Issued	4-Oct-13	2904867	12-Aug-15	2904867	-		Sierra Wireless
PAT	GB	Method and System for Radio Resource Allocation	Issued	4-Oct-13	2904867	12-Aug-15	2904867	-		Sierra Wireless
PAT	CN	UICC Encapsulated in Printed Circuit Board of Wireless Terminal	Issued	2-May-13	CN 104365186 A	18-Feb-15	CN 104365186 B	22-Aug-17		Sierra Wireless
PAT	US	Method and System for Wireless Communication with Machine-to-Machine Devices	Issued	13-Dec-13	US-2014-0105009	17-Apr-14	9445302	13-Sep-16	12-Jul-33	Sierra Wireless
	DE	Method and System for Wireless Communication with Machine-to-Machine Devices	Validation

PAT	EP	Method and System for Wireless Communication with Machine-to-Machine Devices	Allowed	14-Jun-13	2862374	22-Apr-15				Sierra Wireless
	FR	Method and System for Wireless Communication with Machine-to-Machine Devices	Validation
	GB	Method and System for Wireless Communication with Machine-to-Machine Devices	Validation
PAT	US	Wireless Communication with Machine-to-Machine Devices	Issued	14-Jun-13	US-2013-0336111	19-Dec-13	9,380,430	28-Jun-16	6-Mar-34	Sierra Wireless
VAL		Method, Apparatus and System for Uplink Radio Resource Allocation in an LTE Communication System	Validation

PAT	EP	Method, Apparatus and System for Uplink Radio Resource Allocation in an LTE Communication System	Issued	4-Oct-13	2904864	12-Aug-15	2904864	18-Sep-19	Sierra Wireless
VAL		Method, Apparatus and System for Uplink Radio Resource Allocation in an LTE Communication System	Validation
VAL		Method, Apparatus and System for Uplink Radio Resource Allocation in an LTE Communication System	Validation
PAT	US	Method, Apparatus and System for Uplink Radio Resource Allocation in an LTE Communication System	issued	4-Oct-13	US-2014-0098781	10-Apr-14	10,455,575	22-Oct-19	Sierra Wireless
PAT	DE	Method and System for Providing Differentiated Wireless Network Access and Billing to Subscribers	Validation	2-Apr-14	2989814	2-Mar-16	2989814, DE60 2014 046 442.4.	8-May-19	Sierra Wireless

PAT	EP	Method and System for Providing Differentiated Wireless Network Access and Billing to Subscribers	Issued	2-Apr-14	2989814	2-Mar-16	2989814	8-May-19	Sierra Wireless
PAT	FR	Method and System for Providing Differentiated Wireless Network Access and Billing to Subscribers	Validation	2-Apr-14	2989814	2-Mar-16	2989814	8-May-19	Sierra Wireless
PAT	UK	Method and System for Providing Differentiated Wireless Network Access and Billing to Subscribers	Validation	2-Apr-14	2989814	2-Mar-16	2989814	8-May-19	Sierra Wireless
PAT	NL	Method and System for Providing Differentiated Wireless Network Access and Billing to Subscribers	Validation	2-Apr-14	2989814	2-Mar-16	2989814	8-May-19	Sierra Wireless
LP	US	Method and System for Providing Differentiated Wireless Network Access and Billing to Subscribers	issued	2-Apr-14	US-2014-0295790	2-Oct-14	9,948,789	17-Apr-18	Sierra Wireless

PAT	CN	Method and System for Hybrid Automatic Repeat Request Combining on an LTE Downlink Control Channel	Issued	28-Dec-12	CN105009630A	28-Oct-15	ZL201380073980.1	27-Sep-19	8-Aug-33	Sierra Wireless
VAL	DE	Method and System for Hybrid Automatic Repeat Request Combining on an LTE Downlink Control Channel	Validation	8-Aug-13	2939464	4-Nov-15	2939464	7-Mar-18		Sierra Wireless
VAL	FR	Method and System for Hybrid Automatic Repeat Request Combining on an LTE Downlink Control Channel	Validation	8-Aug-13	2939464	4-Nov-15	2939464	7-Mar-18		Sierra Wireless
VAL	GB	Method and System for Hybrid Automatic Repeat Request Combining on an LTE Downlink Control Channel	Validation	8-Aug-13	2939464	4-Nov-15	2939464	7-Mar-18		Sierra Wireless
PAT	WO	Method and System for Hybrid Automatic Repeat Request Combining on an LTE Downlink Control Channel	Published	28-Dec-12	WO 2014/100898	3-Jul-14				Sierra Wireless

Pat	US	Method and System for Hybrid Automatic Repeat Request Combining on an LTE Downlink Control Channel	Issued	28-Dec-12	US-2014-0185534	3-Jul-14	9,144,066	22-Sep-15	21-May-33	Sierra Wireless
Pat	GB	Wireless transmission of media to an audio/visual output device	Published	23-Oct-13	GB2508294	28-May-14				Cambridge Executive Limited (D.B.A. Blue Creation)
PAT	US	Method and Device Enabling A Dynamic Bundle Size HARQ Mechanism	Issued	1-Aug-13	US-2015-0039958	5-Feb-15	9,184,880	10-Nov-15		Sierra Wireless
PAT	US	Method and System for Facilitating Transmission of TTI Bundles via a LTE Downlink Channel	Issued	31-Jul-13	US-2015-0036476	5-Feb-15	9,769,787	19-Sep-17		Sierra Wireless
PAT	US	Method and Device for Communication between a Device and a Server	Issued	15-Mar-07	US 2009/0216344	27-Aug-09	8,484,285	9-Jul-13	15-Mar-27	Sierra Wireless

PAT	DE	Method and Apparatus for Broadcast Channel Decoding	Validation	2-Apr-14	EP2982167		EP2982167	28-Feb-18		Sierra Wireless
PAT	FR	Method and Apparatus for Broadcast Channel Decoding	Validation	2-Apr-14	EP2982167		EP2982167	28-Feb-18		Sierra Wireless
PAT	GB	Method and Apparatus for Broadcast Channel Decoding	Validation	2-Apr-14	EP2982167		EP2982167	28-Feb-18		Sierra Wireless
PAT	US	Method And Apparatus For Broadcast Channel Decoding	Issued	2-Apr-14	US-2014-0301296	9-Oct-14	9,369,230	14-Jun-16	25-Apr-34	Sierra Wireless
LP	CN	Method and Apparatus for Determining Time-Varying Limitations of a Power Source	Issued	16-May-14	CN 105379040A	2-Mar-16	ZL 201480038955.4.	16-Oct-18		Sierra Wireless
	DE	Method and Apparatus for Determining Time-Varying Limitations of a Power Source	Validation	16-May-14	EP3005511	13-Apr-16	DE602014049559.1 (EP3005511)	3-Jul-19		Sierra Wireless

PAT	EP	Method and Apparatus for Determining Time-Varying Limitations of a Power Source	Issued	16-May-14	EP3005511	13-Apr-16	EP3005511	3-Jul-19	-	Sierra Wireless
	FR	Method and Apparatus for Determining Time-Varying Limitations of a Power Source	Validation	16-May-14	EP3005511	13-Apr-16	EP3005511	3-Jul-19		Sierra Wireless
	IT	Method and Apparatus for Determining Time-Varying Limitations of a Power Source	Validation	16-May-14	EP3005511	13-Apr-16	IT502019000080012(EP3005511)	3-Jul-19		Sierra Wireless
PAT	US	Method and Apparatus for Determining Time-Varying Limitations of A Power Source	Issued	24-May-13	US-2014-0347100	27-Nov-14	9,075,086	7-Jul-15	4-Jul-33	Sierra Wireless
LP	US	Method and Apparatus for Communication of System Information in a Wireless System	issued	25-Apr-14	US-2014-0334372	13-Nov-14	10,009,831	26-Jun-18		Sierra Wireless
PAT	EP	Method and Apparatus for Electrical Keying of an Integrated Circuit Package Having Rotationally Symmetric Footprint	Pending	30-Sep-14						Sierra Wireless

PAT	US	Method and Apparatus for Electrical Keying of an Integrated Circuit Package Having Rotationally Symmetric Footprint	Issued	1-Oct-13	US-2015-0091390	2-Apr-15	9,668,356	30-May-17	Sierra Wireless
PAT	US	Wireless Device Customization Resources	Issued	24-Feb-15	US-2015-0245215	27-Aug-15	9894523	13-Feb-18	Sierra Wireless
PAT	EP	Method and Apparatus for Communicating with LTE Terminals Having Restricted Capabilities	Allowed	26-Sep-14	EP3050389
PAT	EP	Method and Apparatus for Communicating with LTE Terminals Having Restricted Capabilities	Allowed	26-Sep-14	EP3050389
PAT	EP	Method and Apparatus for Communicating with LTE Terminals Having Restricted Capabilities	Allowed	26-Sep-14	EP3050389

PAT	EP	Method and Apparatus for Communicating with LTE Terminals Having Restricted Capabilities	Allowed	26-Sep-14	EP3050389				sierra Wireless
PAT	EP	Method and Apparatus for Communicating with LTE Terminals Having Restricted Capabilities	Allowed	26-Sep-14	EP3050389				sierra Wireless
PAT	US	Method and Apparatus for Communicating with LTE Terminals Having Restricted Capabilities	Issued	26-Sep-13	US 2015/0085689	26-Mar-15	9,716,988	25-Jul-17	Sierra Wireless
PAT	EP	Abbreviated Blind Detection in Wireless Communication Systems Including LTE	Published	9-Mar-15	3120644	25-Jan-17			Sierra Wireless
PAT	WO	Abbreviated Blind Detection in Wireless Communication Systems including LTE	Published	9-Mar-15	WO 2015/139127	24-Sep-15			Sierra Wireless

PAT	US	Abbreviated Blind Detection in Wireless Communication Systems including LTE	Issued	15-Mar-14	US-2015-0264665	17-Sep-15	9,681,256	13-Jun-17	Sierra Wireless
PAT	US	Method, Apparatus And System For Gesture Based Security	Issued	9-Dec-14	US-2016-0162676	09-Jun-16	10,346,603	09-Jul-19	Sierra Wireless
LP	US	Method and Apparatus for Register Setting Via Multiplexed Chip Contacts	Issued	22-Dec-14	US-2016-0182250	23-Jun-16	9,832,037	28-Nov-17	Sierra Wireless
PAT	EP	Method and Apparatus for Communication of System Information in a Wireless System	Issued	6-Nov-15	EP3216311	17-Aug-17	3216311	14-Aug-19	sierra Wireless
PCT	WO	Method and Apparatus for Communication of System Information in a Wireless System	Published	6-Nov-15	WO 2016/070285	12-May-16			sierra Wireless

LP	US	Method and Apparatus for Communication of System Information in a Wireless System	Issued	5-Nov-15	US-2016-0135124	12-May-16	10,051,570	14-Aug-18	Sierra Wireless
LP	US	Method and System for Providing and Using Enhanced Primary Synchronization Signal for LTE	Issued	29-Jan-16	US 2016/0227502	4-Aug-16	10,200,961	5-Feb-19	Sierra Wireless
PAT	EP	Method and Apparatus for Communicating System Information and Random Access in a Wireless System	Pending	7-Apr-16	EP3281475	13-Oct-16			Sierra Wireless
PAT	WO	Method and Apparatus for Communicating System Information and Random Access in a Wireless System	Pending	7-Apr-16	WO 2016/161510	13-Oct-16			Sierra Wireless
PAT	US	Method and Apparatus for Communicating System Information and Random Access in a Wireless System	Issued	7-Apr-16	US-2016-0302024	13-Oct-16	10,111,067	23-Oct-18	Sierra Wireless

PAT	CN	Method and Apparatus for Resource Allocation for Half Duplex Frequency Division Duplexing in a Wireless Communication System	Pending	13-May-16			Sierra Wireless
PAT	EP	Method and Apparatus for Resource Allocation for Half Duplex Frequency Division Duplexing in a Wireless Communication System	Published	13-May-16	3295701	21-Mar-18	Sierra Wireless
PAT	WO	Method and Apparatus for Resource Allocation for Half Duplex Frequency Division Duplexing in a Wireless Communication System	Published	13-May-16	WO 2016/179711	17-Nov-16	Sierra Wireless
PAT	US	Method and Apparatus for Resource Allocation for Half Duplex Frequency Division Duplexing in a Wireless Communication System	Published	16-May-16	US-2016-0338089	17-Nov-16	Sierra Wireless

pat	EP	Method and System for Transmitting Control Information for User Equipment	Pending	18-Apr-18					Sierra Wireless
PAT	WO	Method and System for Transmitting Control Information for User Equipment	Published	23-Sep-16	WO 2017/049413	30-Mar-17			Sierra Wireless
PAT	US	Method and System for Transmitting Control Information for User Equipment	Issued	26-Sep-16	US-2017-0094644-A1	30-Mar-17	10,225,829	5-Mar-19	Sierra Wireless
PAT	EP	Method and System for Paging User Equipment	Pending	19-Apr-18
PAT	WO	Method and System for Paging User Equipment	Pending	3-Oct-16	WO 2017/054092	6-Apr-17			Sierra Wireless
PAT	US	Method and System for Paging User Equipment	Published	3-Oct-16	US-2017-0099649-A1	6-Apr-17			Sierra Wireless
		Method and Apparatus for Paging Terminals in a Wireless Communication System	Pending	24-May-18					Sierra Wireless

PAT	WO	Method and Apparatus for Paging Terminals in a Wireless Communication System	Published	4-Nov-16	WO 2017/075713	11-May-17				Sierra Wireless
LP	US	Method and Apparatus for Paging Terminals in a Wireless Communication System	Issued	4-Nov-16	US-2017-0135066-A1	11-May-17	10271302	23-Apr-19		Sierra Wireless
PAT	EP	Methods and Apparatuses for User Equipment Access to a Wireless Communication System	Published	29-Sep-17	EP3520545	7-Aug-19	-	-	30-Sep-17	Sierra Wireless
PAT	WO	Methods and Apparatuses for User Equipment Access to a Wireless Communication System	Published	29-Sep-17	WO 2018/058255-	5-Apr-18	-	-	30-Sep-17	Sierra Wireless
PAT	US	Methods and Apparatuses for User Equipment Access to a Wireless Communication System	Published	29-Sep-17	US2018/0098360	5-Apr-18	-	-	30-Sep-17	Sierra Wireless

PAT	EP	Broadcast Downlink Control Information Decodable by Variable Bandwidth	Published	28-Feb-19	EP3501191	26-Jun-19	Sierra Wireless
PAT	WO	Broadcast Downlink Control Information Decodable by Variable Bandwidth	Published	18-Aug-17	WO2018032110	22-Feb-18	Sierra Wireless
PAT	US	Broadcast Downlink Control Information Decodable by Variable Bandwidth	Pending	18-Aug-17	2018/0054801A1	22-Feb-18	Sierra Wireless
PAT	CN	Method and Apparatus for Secure Computing Device Start Up	Published	22-Mar-18	CN110494856A	22-Nov-19	Sierra Wireless
PAT	EP	Method and Apparatus for Secure Computing Device Start Up	Pending	22-Mar-19	3602375	5 Feb. 2020	Sierra Wireless
Pat	WO	Method and Apparatus for Secure Computing Device Start Up	Published	22-Mar-18	WO2018/176125	4-Oct-18	Sierra Wireless

PAT	US	Method and Apparatus for Secure Computing Device Start Up	Pending	28-Mar-18	US20180285570A1	4-Oct-18	Sierra Wireless
PAT	US	Protection Circuit Involving Positive Temperature Coefficient Device	Published	2-Mar-18	US20190273373	5-Sep-19	Sierra Wireless
PAT	US	Method and System for Using Enhanced Primary Synchronization Signal	Published	2-May-18	2018/0324722	8-Nov-18	Sierra Wireless
PAT	EP	Method and Apparatus for Indicating a System Information Block Change	Published	8-Aug-18	18844149.7
PAT	WO	Method and Apparatus for Indicating a System Information Block Change	Published	8-Aug-18	WO 2019/028553	14-Feb-19	Sierra Wireless
PAT	US	Method and Apparatus for Indicating a System Information Block Change	Published	8-Aug-18	US2019/0053156	14-Feb-19	Sierra Wireless
PAT	WO	Method and Apparatus for Secure Software Update	Pending	11-Jun-19			Sierra Wireless, Inc.

PAT	US	Method and Apparatus for Secure Software Update	Pending	15-Jun-18					Sierra Wireless, Inc.
PAT	WO	2 Tone in-phase pi/2 BPSK Sub-PRB Modulation	Published	14-Nov-18	WO2019/095057	23-May-19			Sierra Wireless
PAT	US	2 Tone in-phase pi/2 BPSK Sub-PRB Modulation	Published	15-Nov-18	US20190149381A1	16-May-19			Sierra Wireless
PAT	US	Methods and Apparatuses For Phase Rotation in 2 Sub Carrier PI/2 Binary Phase Shift Keying Communication	Issued	16-Jan-19	US20190222447A1	18-Jul-19	10,630,445	21-Apr-20	Sierra Wireless

PAT	WO	DMRS for a 2 sub-carrier pi/2 BPSK Modulation in an OFDMA system, Joint filing with D18010410 as Methods and Apparatuses for Implementation of Cyclic Prefix and Demodulation Reference
		Signals in 2 Sub-Carrier Pi/2 Binary Phase Shift Keying Modulation in a Communication System	Published	16-Jan-19	WO2019140519	25-Jul-19	Sierra Wireless
PAT	US	DMRS for a 2 sub-carrier pi/2 BPSK Modulation in an OFDMA system	Published	16-Jan-19	US20190222388	18-Jul-19	Sierra Wireless
PAT	US	Method and Apparatus for Multi-Transport Block Grant Transmissions (Multi-TB Scheduling with Time Diversity)	Pending - combined with D18062610	9-Aug-18			Sierra Wireless Inc.

PAT	US	Method and Apparatus for Multi-Transport Block Grant Transmissions (Multi-TB Scheduling with Time Diversity)	Pending	9-Aug-19	Sierra Wireless Inc.
PAT	US	Method and Apparatus for Multi-Transport Block Grant Transmissions (Multi-DCI TBI HARQ)	Pending as part of D18062510	9-Aug-18	Sierra Wireless Inc.
PAT	US	Method and Apparatus for Multi-Transport Block Grant Transmissions (Multi-TB Scheduling with Time Diversity)	Pending	9-Aug-19	Sierra Wireless Inc.
PAT	WO	Methods and Systems for Remote Software Update	Pending	3-Aug-18	Sierra Wireless Inc.
PAT	US	Methods and Systems for Remote Software Update	Pending	3-Aug-18	Sierra Wireless Inc.

PAT	WO	Method and Apparatus for Communication of System Information in a Wireless System	Pending	3-Sep-19	Sierra Wireless Inc.
PAT	US	Method and Apparatus for Communication of System Information in a Wireless System	Pending	5-Sep-19	Sierra Wireless Inc.
PAT	US	Method and Apparatus for Supporting Two-Step Random Access Channel Usage in a Wireless Channel Using a	Pending	14-Feb-20
PAT	US	Method and Apparatus for Supporting Two-Step Random Access Channel Usage in a Wireless Channel Using a	Pending	14-Feb-19	Sierra Wireless Inc.
PAT	US	Method and Apparatus for Supporting Two-Step Random Access Channel Usage in a Wireless Channel Using a	Pending	14-Feb-20	Sierra Wireless Inc.

PAT	WO	Method and Apparatus for Time Advance Validation Using Reference Signal Received Power	Pending	13-Feb-20
PAT	US	Method and Apparatus for Time Advance Validation Using Reference Signal Received Power	Pending	13-Feb-19
PAT	US	Method and Apparatus for Time Advance Validation Using Reference Signal Received Power	Pending	13-Feb-20
PAT	US	Method and Apparatus for Joint Coding of HARQID and NDI	Pending	3-Oct-19	Sierra Wireless
PAT	US	Method and Apparatus for Sidelink Communication on Unlicensed Bands For Cellular Devices	Pending	6-Dec-19	Sierra Wireless
PAT	US	Method and Apparatus for Joint Coding of HARQID and NDI	Pending	30-Oct-19	Sierra Wireless

PAT	US	Methods and Appparatuses for Supporting Multi Transport Block Grant Data Transmsission in a Wireless communication System	Pending	27-Feb-20
PAT	CN	System and Methods for Providing Emergency Service Trust in Packet Data Networks	Issued	18-Aug-08	CN101785288A	21-Jul-10	ZL 200880103624.9	16-Mar-16	Sierra Wireless
PAT	US	Methods And Apparatus For Providing Emergency Service Trust In Packet Data Networks	Issued	18-Aug-08	US 2009-0141707	4-Jun-09	8,498,223	30-Jul-13	Sierra Wireless
LP	US	Multi-Function Interface for Connectivity Between A Communication Device And A Host	Issued	16-Jan-01	US 2002-0095530	18-Jul-02	6,886,049	26-Apr-05	Sierra Wireless
VAL	DE	System and Method for Remotely Monitoring Modem Status	Validation	30-Jul-02	EP1415436		EP1415436	12-Sep-07	Sierra Wireless

VAL	FR	System and Method for Remotely Monitoring Modem Status	Validation	30-Jul-02	EP1415436		EP1415436	12-Sep-07		Sierra Wireless
VAL	GB	System and Method for Remotely Monitoring Modem Status	Validation	30-Jul-02	EP1415436		EP1415436	12-Sep-07		Sierra Wireless
LP	US	System and Method for Remotely Monitoring Modem Status	Issued	30-Jul-01	US 2003-0023720	30-Jan-03	7600013	06-Oct-09	Projected tb March 16, 2024 (30-Jul-21+960 PTA)	Sierra Wireless
LP	US	Architecture For Emulating An Ethernet Network Interface Card	Issued	20-Dec-01	US 2003-0120818	26-Jun-03	7023878	4-Apr-06		Sierra Wireless
LP	US	Core Wireless Engine	Issued	2-Jan-02	US 2003-0125082	3-Jul-03	7505781	17-Mar-09		Sierra Wireless
PAT	US	Always-on Virtual Private Network Access	Issued	26-Jul-02	US 2004-0068666	8-Apr-04	8,707,406	22-Apr-14		Sierra Wireless

VAL	DE	Control And Status Protocol Between A Data Device And A Wireless Communication Unit	Validation	24-Dec-03	EP1579653	28-Sep-05	60349803.5	11-Jan-17	Sierra Wireless
VAL	FR	Control And Status Protocol Between A Data Device And A Wireless Communication Unit	Validation	24-Dec-03	EP1579653	28-Sep-05	1579653	11-Jan-17	Sierra Wireless
VAL	NL	Control And Status Protocol Between A Data Device And A Wireless Communication Unit	Validation	24-Dec-03	EP1579653	28-Sep-05	1579653	11-Jan-17	Sierra Wireless
LP	US	Control And Status Protocol Between A Data Device And A Wireless Communication Unit	Issued	26-Dec-02	US 2004-0125774	1-Jul-04	7924767	12-Apr-11	Sierra Wireless
VAL	DE	Efficient Notification Of New Electronic Mail Arrival	Validation	2-Sep-04	EP1661305	31-May-06	1661305	8-Jan-14	Sierra Wireless

VAL	FR	Efficient Notification Of New Electronic Mail Arrival	Validation	2-Sep-04	EP1661305	31-May-06	1661305	8-Jan-14		Sierra Wireless
VAL	GB	Efficient Notification Of New Electronic Mail Arrival	Validation	2-Sep-04	EP1661305	31-May-06	1661305	8-Jan-14		Sierra Wireless
VAL	HK	Efficient Notification Of New Electronic Mail Arrival ( Previously incorrect labelled -872, Validation from EP-780, HK stage II)	Validation	2-Sep-04	HK1092619	2-Sep-07	HK1092619	11-Apr-14		Sierra Wireless
LP	US	Efficient Notification Of New Electronic Mail Arrival	Issued	4-Sep-03	US 2005-0055443	10-Mar-05	7624147	24-Nov-09	Projected tb April 29, 2026 (4-Sep-23 + 968 PTA)	Sierra Wireless
ID	US	Cradle For An Electronic Communication Device	Registered	24-Jun-04	→	→	D515,062	14-Feb-06	14-Feb-20	Sierra Wireless

LP	CN	Dynamic Bus Based Virtual Channel Multiplexing Device Driver Architecture	Issued	6-Oct-06	CN101490637	22-Jul-09	ZL200680041579.X	7-Sep-11	Sierra Wireless
PAT	DE	METHOD AND APPARATUS FOR GLOBAL NAVIGATION SATELLITE SYSTEM RECEIVER COUPLED TO A HOST COMPUTER SYSTEM	Validation	22-Sep-09	2331984	15-Jun-11	2331984	29-May-13	Sierra Wireless
PAT	FR	METHOD AND APPARATUS FOR GLOBAL NAVIGATION SATELLITE SYSTEM RECEIVER COUPLED TO A HOST COMPUTER SYSTEM	Validation	22-Sep-09	2331984	15-Jun-11	2331984	29-May-13	Sierra Wireless
PAT	GB	METHOD AND APPARATUS FOR PORT FORWARDING IN NETWORK ADDRESS TRANSLATION	Issued	17-Nov-09	2478470	7-Sep-11	2478470	16-Apr-14	Sierra Wireless

PAT	US	Method and Apparatus for Port Forwarding in Network Address Translation	Issued	17-Nov-09	US 2012-0023257-A1	26-Jan-12	8,812,730	19-Aug-14	31-Jan-30	Sierra Wireless
PAT	DE	Method and System for Aggregating Communications	Validation	12-Feb-10	2,396,937	21-Dec-11	EP2396937 (DE60 2010 046 215.3)	25-Oct-17	12-Feb-30	Sierra Wireless
PAT	FR	Method and System for Aggregating Communications	Validation	12-Feb-10	2,396,937	21-Dec-11	EP2396937	25-Oct-17	12-Feb-30	Sierra Wireless
PAT	GB	Method and System for Aggregating Communications	Validation	12-Feb-10	2,396,937	21-Dec-11	EP2396937	25-Oct-17	12-Feb-30	Sierra Wireless
PAT	US	Method and System for Aggregating Communications	Issued	12-Feb-09	US 2010-0205260	12-Aug-10	8,924,486	30-Dec-14	31-Jul-29	Sierra Wireless
PAT	DE	METHOD AND APPARATUS FOR ASSOCIATING INDENTITY MODULES AND TERMINAL EQUIPMENT	Validation	17-Nov-09	2,356,836	17-Aug-11	EP2356836 / DE60 2009 043 759.3	01/11/2017	17-Nov-29	Sierra Wireless

PAT	FR	METHOD AND APPARATUS FOR ASSOCIATING INDENTITY MODULES AND TERMINAL EQUIPMENT	Validation	17-Nov-09	2,356,836	17-Aug-11	EP2356836	01/11/2017	17-Nov-29	Sierra Wireless
PAT	GB	METHOD AND APPARATUS FOR ASSOCIATING INDENTITY MODULES AND TERMINAL EQUIPMENT	Validation	17-Nov-09	2,356,836	17-Aug-11	EP2356836	01/11/2017	17-Nov-29	Sierra Wireless
PAT	NL	METHOD AND APPARATUS FOR ASSOCIATING INDENTITY MODULES AND TERMINAL EQUIPMENT	Validation	17-Nov-09	2,356,836	17-Aug-11	EP2356836	01/11/2017	17-Nov-29	Sierra Wireless
PAT	US	Method and Apparatus for Associating Universal Integrated Circuit Card and Mobile Equipment	Issued	17-Nov-09	US 2011/0287740	24-Nov-11	9,628,474	18-Apr-17	17-Nov-29	Sierra Wireless

Trademarks
Registered Trademarks

Trademark:	Owner	Country	Regn No.:	Regn date:
AIRPRIME 1560-261	Sierra Wireless, Inc.	Brazil	840563310	May 14, 2016
AIRPRIME 1560-204	Sierra Wireless, Inc.	Canada	TMA807,260	Sep 22, 2011
AIRPRIME 1560-237-E	Sierra Wireless, Inc.	US	4,110,874	Mar 13, 2012
AIRPRIME 1560-240	Sierra Wireless, Inc.	China	8581057	Aug 7, 2010
AIRPRIME 1560-242	Sierra Wireless, Inc.	Australia	1376348	Aug 6, 2010
AIRPRIME 1560-238	Sierra Wireless, Inc.	EU	9300815	Aug 6, 2010
AIRPRIME 1560-241	Sierra Wireless, Inc.	Hong Kong	301683081	Aug 6, 2010
AIRPRIME 1560-239	Sierra Wireless, Inc.	Japan	5517547	Aug 31, 2012
AIRPRIME 1560-267	Sierra Wireless, Inc.	Korea	40-1093529	Mar 12, 2015
AIRPRIME 1560-243	Sierra Wireless, Inc.	New Zealand	828430	Aug 6, 2010

AIRPRIME 1560-276-E	Sierra Wireless, Inc.	South Africa	2014/11094	May 2, 2014
AIRVANTAGE 1560-203	Sierra Wireless, Inc.	Canada	TMA849,519	Apr 25, 2013
AIRVANTAGE 1560-206	Sierra Wireless, Inc.	EU	8773004	Jun 16, 2010
AIRVANTAGE 1560-208	Sierra Wireless, Inc.	New Zealand	817956	Jul 8, 2010
AIRVANTAGE 1560-207	Sierra Wireless, Inc.	Australia	1339232	Jan. 4, 2010
AIRVANTAGE 1560-210	Sierra Wireless, Inc.	Hong Kong	301509769	Dec. 28, 2009
AIRVANTAGE 1560-268	Sierra Wireless, Inc.	Korea	45-0054823	Mar 12, 2015
AIRVANTAGE (Class 9) 1560-209	Sierra Wireless, Inc.	China	8009329	Jan. 20, 2010
AIRVANTAGE (Class 38) 1560-209	Sierra Wireless, Inc.	China	8009328	Jan. 20, 2010
AIRVANTAGE (Class 42) 1560-209	Sierra Wireless, Inc.	China	8009327	Jan. 20, 2010
AIRVANTAGE (Class 9) 1560-275-E	Sierra Wireless, Inc.	South Africa	2014/11094	May 2, 2014

AIRVANTAGE (Class 38) 1560-280-E	Sierra Wireless, Inc.	South Africa	2014/11092	May 2, 2014
AIRVANTAGE (Class 42) 1560-281-E	Sierra Wireless, Inc.	South Africa	2014/11093	May 2, 2014
AIRVANTAGE 1560-205	Sierra Wireless, Inc.	US	4,243,932	Nov 20, 2012
CF3 1560-294-E	Sierra Wireless, Inc.	Canada	TMA953,746	Oct 28, 2016
CF3 1560-295-E	Sierra Wireless, Inc.	US	5,153,592	Mar 7, 2017
HEART OF THE WIRELESS MACHINE 1560-161	Sierra Wireless, Inc.	Canada	TMA432,491	Aug. 26, 1994
INMOTION SOLUTIONS 1560-289	Sierra Wireless, Inc.	Canada	TMA951,759	Oct 7, 2016
INMOTION SOLUTIONS (Class 9) 1560-292-E	Sierra Wireless, Inc.	South Africa	2015/11070	Apr 29, 2015
INMOTION SOLUTIONS (Class 37) 1560-293-E	Sierra Wireless, Inc.	South Africa	2015/11071	Apr 29, 2015
LEGATO 1560-264-E	Sierra Wireless, Inc.	Canada	TMA943,123	Jul 12, 2016

LEGATO 1560-272	Sierra Wireless, Inc.	EU	12664066	Aug 1, 2014
LEGATO 1560-283-E	Sierra Wireless, Inc.	Japan	5828117	Feb 19, 2016
LEGATO 1560-265	Sierra Wireless, Inc.	US	4,698,092	Mar 10, 2015
LEGATO & Design 1560-269-E	Sierra Wireless, Inc.	Canada	TMA946,523	Aug 17, 2016
LEGATO & Design 1560-270-E	Sierra Wireless, Inc.	US	4,853,539	Nov 17, 2015
MANGOH 1560-324	Sierra Wireless, Inc.	AU	1865495	Mar 5, 2017
MANGOH 1560-321	Sierra Wireless, Inc.	CA	TMA1020154	April 26, 2019
MANGOH 1560-320-E	Sierra Wireless, Inc.	EU	016473481	Aug 14, 2017
MANGOH 1560-322-E	Sierra Wireless, Inc.	US	5,578,114	Oct 9, 2018
MANGOH & Design 1560-303-E	Sierra Wireless, Inc.	Canada	TMA951,403	Oct 4, 2016
MANGOH & Design 1560-304-E	Sierra Wireless, Inc.	US	5,184,368	Apr 18, 2017
MANGOH & Design (horizontal) 1560-306-E	Sierra Wireless, Inc.	Canada	TMA956,052	Nov 22, 2016

MANGOH & Design (horizontal 1560-307-E	Sierra Wireless, Inc.	US	5,174,239	Apr 4, 2017
OCTAVE 1560-333	Sierra Wireless, Inc.	EU	018049451	Sep 3, 2019
PROJECT MANGOH 1560-296-E	Sierra Wireless, Inc.	Canada	TMA943,947	Jul 21, 2016
PROJECT MANGOH 1560-305-E	Sierra Wireless, Inc.	EU	14754212	Nov 2, 2015
PROJECT MANGOH 1560-297-E	Sierra Wireless, Inc.	US	5,102,879	Dec 20, 2016
SIERRA WIRELESS 1560-214	Sierra Wireless, Inc.	Australia	1343459	Feb 3, 2010
SIERRA WIRELESS 1560-196	Sierra Wireless, Inc.	Canada	TMA816,324	Jan 27, 2012
SIERRA WIRELESS 1560-213	Sierra Wireless, Inc.	EU	8849911	Jul 27, 2010
SIERRA WIRELESS 1560-314-E	Sierra Wireless, Inc.	EU	15795008	Sep 2, 2016
SIERRA WIRELESS in Chinese Characters 1560-177	Sierra Wireless, Inc.	China	3302964	Oct. 21, 2003
SIERRA WIRELESS (Class 9) 1560-217	Sierra Wireless, Inc.	China	8078368	Apr 14, 2014

SIERRA WIRELESS (Class 42) 1560-224	Sierra Wireless, Inc.	China	8078367	Feb 22, 2010
SIERRA WIRELESS (Class 45) 1560-225	Sierra Wireless, Inc.	China	8078366	Feb 22, 2010
SIERRA WIRELESS 1560-313-E	Sierra Wireless, Inc.	Chile	1234957	Jan 25, 2017
SIERRA WIRELESS 1560-216	Sierra Wireless, Inc.	Hong Kong	301542753	Feb 10, 2010
SIERRA WIRELESS 1560-218	Sierra Wireless, Inc.	Japan	5614114	Sep 13, 2013
SIERRA WIRELESS 1560-316	Sierra Wireless, Inc.	Madrid	1387060	Nov 8, 2016
SIERRA WIRELESS 1560-316PH	Sierra Wireless, Inc.	Madrid	1387060	Jun 11, 2018
SIERRA WIRELESS 1560-316US	Sierra Wireless, Inc.	Madrid	1387060	May 7, 2019
SIERRA WIRELESS 1560-215	Sierra Wireless, Inc.	New Zealand	819031	Sep 3, 2013
SIERRA WIRELESS (Class 9) 1560-277-E	Sierra Wireless, Inc.	South Africa	2014/11088	May 2, 2014
SIERRA WIRELESS (Class 42) 1560-278-E	Sierra Wireless, Inc.	South Africa	2014/11089	May 2, 2014

SIERRA WIRELESS (Class 45) 1560-279-E	Sierra Wireless, Inc.	South Africa	2014/11090	May 2, 2014
SIERRA WIRELESS 1560-212	Sierra Wireless, Inc.	US	4,177,465	Jul 24, 2012
SIERRA WIRELESS in Chinese Characters 1560-182	Sierra Wireless, Inc.	Hong Kong	200313261	Sept. 3, 2002
SIERRA WIRELESS & Design 1560-229	Sierra Wireless, Inc.	Australia	1372559	Jul 16, 2010
SIERRA WIRELESS & Design (Class 9 & 42) 1560-255	Sierra Wireless, Inc.	Australia	1519957	Oct 15, 2012
SIERRA WIRELESS & Design 1560-211-E	Sierra Wireless, Inc.	Canada	TMA930,708	Mar 4, 2016
SIERRA WIRELESS & Design 1560-227	Sierra Wireless, Inc.	EU	9251191	May 2, 2011
SIERRA WIRELESS & Design (Class 9) 1560-231	Sierra Wireless, Inc.	China	8550458	Jun 14, 2014
SIERRA WIRELESS & Design (Class 38) 1560-244	Sierra Wireless, Inc.	China	8550457	Aug 6, 2010

SIERRA WIRELESS & Design (Class 41) 1560-245	Sierra Wireless, Inc.	China	8550550	Aug 6, 2010
SIERRA WIRELESS & Design (Class 42) 1560-246	Sierra Wireless, Inc.	China	8550549	Aug 6, 2010
SIERRA WIRELESS & Design 1560-232	Sierra Wireless, Inc.	Hong Kong	301665108	Jul 15, 2010
SIERRA WIRELESS & Design (Class 41) 1560-249	Sierra Wireless, Inc.	India	2002172	Aug 2, 2010
SIERRA WIRELESS & Design 1560-230	Sierra Wireless, Inc.	Japan	5601546	Jul 26, 2013
SIERRA WIRELESS & Design (Class 9) 1560-233-E	Sierra Wireless, Inc.	India	2002170	Aug 2, 2010
SIERRA WIRELESS & Design (Class 9) 1560-286-E	Sierra Wireless, Inc.	Korea	40-1196972	Aug 18, 2016
SIERRA WIRELESS & Design 1560-236	Sierra Wireless, Inc.	Korea	45-0045992	Aug 27, 2013
SIERRA WIRELESS & Design 1560-228	Sierra Wireless, Inc.	New Zealand	827305	Sep 3, 2013

SIERRA WIRELESS & Design 1560-235	Sierra Wireless, Inc.	Taiwan	1530738	Aug 1, 2012
SIERRA WIRELESS & Design 1560-234	Sierra Wireless, Inc.	Singapore	T1009218B	Jul 21, 2010
SIERRA WIRELESS & Design 1560-226	Sierra Wireless, Inc.	US	4,287,452	Feb 12, 2013
SIERRA WIRELESS SKYLIGHT 1560-262-E	Sierra Wireless, Inc.	Canada	TMA918,986	Oct 30, 2015
SIERRA WIRELESS SKYLIGHT 1560-263-E	Sierra Wireless, Inc.	US	4,958,080	May 17, 2016
SIERRA WIRELESS HEART OF THE WIRELESS MACHINE & Design 1560-129	Sierra Wireless, Inc.	Australia	931923	Oct. 10, 2005
SIERRA WIRELESS HEART OF THE WIRELESS MACHINE & Design 1560-130	Sierra Wireless, Inc.	EU	002357655	Jan. 29, 2003
SIERRA WIRELESS HEART OF THE WIRELESS MACHINE & Design 1560-132	Sierra Wireless, Inc.	India	1321252	Nov. 19, 2004
SWOOSH Design 1560-126	Sierra Wireless, Inc.	China	6469693	Aug 28, 2010

SIERRA WIRELESS HEART OF THE WIRELESS MACHINE & Design 1560-136	Sierra Wireless, Inc.	Taiwan	1078183	Jan. 1, 2004
SWOOSH Design 1560-138	Sierra Wireless, Inc.	US	2,726,412	June 17, 2003
SWOOSH Design 1560-139	Sierra Wireless, Inc.	EU	002320752	June 30, 2003
SIERRA WIRELESS AIRLINK 1559-143	Sierra Wireless America, Inc.	Korea	40-1240459	Mar 17, 2017
AIRLINK 1559-140-E	Sierra Wireless America, Inc.	Australia	1609556	Mar 5, 2014
SIERRA WIRELESS HEART OF THE WIRELESS MACHINE & Design 1560-130	Sierra Wireless, Inc.	EU	002357655	Jan. 29, 2003
SIERRA WIRELESS HEART OF THE WIRELESS MACHINE & Design 1560-132	Sierra Wireless, Inc.	India	1321252	Nov. 19, 2004
SWOOSH Design 1560-126	Sierra Wireless, Inc.	China	6469693	Aug 28, 2010
SIERRA WIRELESS HEART OF THE WIRELESS MACHINE & Design 1560-136	Sierra Wireless, Inc.	Taiwan	1078183	Jan. 1, 2004
SWOOSH Design 1560-138	Sierra Wireless, Inc.	US	2,726,412	June 17, 2003

SWOOSH Design 1560-139	Sierra Wireless, Inc.	EU	002320752	June 30, 2003
SIERRA WIRELESS AIRLINK 1559-143	Sierra Wireless America, Inc.	Korea	40-1240459	Mar 17, 2017
AIRLINK 1559-140-E	Sierra Wireless America, Inc.	Australia	1609556	Mar 5, 2014
AIRLINK 1559-108	Sierra Wireless America, Inc.	Canada	TMA775,836	Aug 31, 2010
AIRLINK 1559-141	Sierra Wireless America, Inc.	EU	11935483	Nov 20, 2013
AIRLINK 1559-109-E	Sierra Wireless America, Inc.	US	3,902,433	Jan. 11, 2011
AIRLINK 1559-119	Sierra Wireless America, Inc.	Internation al	957777	Feb. 4, 2008
AIRLINK 1559-119JP	Sierra Wireless America, Inc.	Japan	957777	Feb. 4, 2008
AIRLINK 1559-110-E	Sierra Wireless America, Inc.	New Zealand	783705	Feb. 4, 2008
ALEOS 1559-112	Sierra Wireless America, Inc.	Canada	TMA752,709	Nov. 10, 2009
ALEOS 1559-113	Sierra Wireless America, Inc.	Taiwan	1343665	Jan. 1, 2009
ALEOS 1559-122	Sierra Wireless America, Inc.	US	3,510,793	Oct. 7, 2008

ALEOS 1559-126AU	Sierra Wireless America, Inc.	Australia	953067	Feb. 4, 2008
ALEOS 1559-126EU	Sierra Wireless America, Inc.	EU	953067	Feb. 4, 2008
ALEOS 1559-126JP	Sierra Wireless America, Inc.	JP	953067	Feb. 4, 2008
ALEOS 1559-126SG	Sierra Wireless America, Inc.	Singapore	953067	Feb. 4, 2008
ALEOS 1559-128-E	Sierra Wireless America, Inc.	New Zealand	783706	Aug. 3, 2007
WAVECOM & Design 2271-101	Sierra Wireless SA	Canada	TMA532,531	Sep 12, 2000
WAVECOM & Design 2271-100	Sierra Wireless SA	Canada	TMA532,417	Sep 11, 2000
WAVECOM Design 2271-107	Sierra Wireless SA	US	2,836,393	Apr 27, 2004
OPEN AT 2271-113	Sierra Wireless SA	US	4,488,483	Feb 25, 2014
SIERRA WIRELESS 1560-316MX	Sierra Wireless, Inc.	Madrid	1387060	Jan 27, 2020

Pending Trademark Applications

Trademark:	Owner	Country	Appln No.:	Filing date:
OCTAVE 1560-330	Sierra Wireless, Inc.	CA	1,926,213	Oct 19, 2018
OCTAVE 1560-332	Sierra Wireless, Inc.	CA	1,931,736	Nov 21, 2018
OCTAVE 1560-331	Sierra Wireless, Inc.	US	88/203,627	Nov 22, 2018
SIERRA WIRELESS 1560-319	Sierra Wireless, Inc.	CA	1,824,191	Feb 23, 2017
SIERRA WIRELESS 1560-260	Sierra Wireless, Inc.	Brazil	840616023	Aug 20, 2013
SIERRA WIRELESS 1560-316IN	Sierra Wireless, Inc.	Madrid	n/a	n/a
SIERRA WIRELESS 1560-316KR	Sierra Wireless, Inc.	Madrid	n/a	n/a
SIERRA WIRELESS 1560-302	Sierra Wireless, Inc.	Vietnam	4-2015- 32739	Nov 20, 2015

SCHEDULE 4.19
BUSINESS

Loan Party	Description of the nature of the business
Sierra Wireless, Inc.	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
Sierra Wireless America, Inc.	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
GenX Mobile Incorporated	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
Sierra Wireless (UK) Limited	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
Cambridge Executive Limited	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
Sierra Wireless Hong Kong Limited	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
Sierra Wireless (Australia) Pty Limited	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
Sierra Wireless Luxembourg S.à r.l.	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
M2M Connectivity Pty Limited	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.

M2M One Pty Limited	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.
D-Square Innovation Pty Limited	Provider of wireless solutions, cellular embedded wireless modules and gateways, integrated with IoT Services.

SCHEDULE 4.20
LIENS
Nil.

SCHEDULE 4.21
INDEBTEDNESS AND GUARANTORS
INDEBTEDNESS

Lender	Borrower	Loan Amount	Maturity
Sierra Wireless, Inc.	Sierra Wireless America, Inc.	$15,000,000	June 30, 2023
Sierra Wireless, Inc.	Sierra Wireless Luxembourg S.à r.l.	600,000 Euro	On demand
Sierra Wireless, Inc.	Sierra Wireless Australia Pty Limited	$10,400,000	October 31, 2029
M2M One Pty Limited	M2M Connectivity Pty Limited	A$2,100,000	On demand

GUARANTEES
Parent company guaranty between AEHR Test Systems and Sierra Wireless, Inc. dated as of January 1, 2018.
2.    Guarantee from Sierra Wireless, Inc. in favour of GLOBALFOUNDRIES Singapore Pte Ltd., GLOBALFOUNDRIES U.S. Inc., GLOBALFOUNDRIES U.S. LLC or Silicon Manufacturing Partners Pte Ltd., as the case may be, dated as of February 11, 2016.
3.    Parent company guaranty between WISTRON Neweb Corporation and Sierra Wireless, Inc. dated as of June 30, 2014.

SCHEDULE 4.24
CHIEF EXECUTIVE OFFICE AND LEGAL NAME

Legal Name	Chief Executive Office
Sierra Wireless, Inc.	13811 Wireless Way Richmond, BC V6V 3A4
Sierra Wireless America, Inc.	Suite A, 2738 Loker Avenue Carlsbad, CA 92010 USA
GenX Mobile Incorporated	Suite A, 2738 Loker Avenue Carlsbad, CA 92010 USA Previous Address: 2030 Fortune Drive, Suite 100 San Jose, CA 95131 USA
Sierra Wireless (UK) Limited
c/o Villars Hayward
Boston House
Boston Road
Henley-on-Thames
RG9 1DY
United Kingdom

Previous Addresses:
Unit 2
St. Johns Innovation Centre
Cowley Road
Cambridge
CB4 0WS
United Kingdom

The Hub Fowler Avenue
Farnborough
Hampshire
GU14 7JP
United Kingdom

Cambridge Executive Limited	c/o Villars Hayward Boston House Boston Road Henley-on-Thames RG9 1DY United Kingdom Previous Addresses: Unit 2 St. Johns Innovation Centre Cowley Road Cambridge CB4 0WS United Kingdom

Sierra Wireless Hong Kong Limited	6/F Enterprise Place No. 5 Science Park West Avenue Hong Kong Science Park, Shatin New Territories Hong Kong, PRC
Sierra Wireless Luxembourg S.a.r.l	15 Boulevard F.W. Raiffeisen L-2411 Luxembourg Previous Address 5, rue Guillaume Kroll L-1882 Luxembourg
Sierra Wireless (Australia) Pty Limited	c/o Pricewaterhouse Coopers Level 23, 480 Queen Street Brisbane, QLD 4000 Australia
M2M Connectivity Pty Limited	1 Barrett Street, Kensington, Victoria 3031, Australia
M2M One Pty Limited	1 Barrett Street, Kensington, Victoria 3031, Australia
D-Square Innovation Pty Limited	1 Barrett Street, Kensington, Victoria 3031, Australia

SCHEDULE 4.25
EQUIPMENT

Loan Party	Locations	Landlord
Sierra Wireless, Inc.	13811 Wireless Way Richmond, BC V6V 3A4	S-8025 Holdings Ltd.
	13911 Wireless Way Richmond, BC V6V 3A4	S-8025 Holdings Ltd.
	#200-2130 Leckie Place Kelowna, BC V1Y 7W7	N/A
	c/o Jabil Vietnam Lot I8-1 Saigon Hi-Tech Park, District 9, Ho Chi Minh City, Vietnam 700000	N/A
	c/o Flextronics Electronics Technology (Suzhou) Co., Ltd 268 Suhong Zhong Road, Suzhou Industrial Park Suzhou, Jiangsu, PRC 215126	N/A
	c/o Universal Scientific Industrial (Shanghai) Co., Ltd No.1558, Zhang Dong Road, Zhangjiang Hi-Tech Park, Shanghai, PRC 201203	N/A
Sierra Wireless America, Inc.	Suite A, 2738 Loker Avenue Carlsbad, CA 92010 USA	H.G. Fenton Property Company
	2270 Northwest Parkway Suite 145 Marietta, Georgia 30067 USA	Sealy Northwest Atlanta, L.P.
	400 Interstate North Parkway, SE Suite 900, Atlanta, GA 30339, USA	BRI 1851 Platinum LLC (Numerex Corp is lessee)
GenX Mobile Incorporated	N/A	N/A
Sierra Wireless (UK) Limited	N/A	N/A
Cambridge Executive Limited	N/A	N/A
Sierra Wireless Hong Kong Limited	6/F Enterprise Place No. 5 Science Park West Avenue Hong Kong Science Park, Shatin New Territories Hong Kong, PRC	Hong Kong Science and Technology Parks Corporation
Sierra Wireless Luxemburg S.a.r.l	N/A	N/A
Sierra Wireless (Australia) Pty Limited	N/A	N/A
M2M Connectivity Pty Limited	1 Barrett Street, Kensington, Victoria 3031, Australia	1 Barrett Street Unit Trust

M2M One Pty Limited	1 Barrett Street, Kensington, Victoria 3031, Australia	1 Barrett Street Unit Trust
D-Square Innovation Pty Limited	1 Barrett Street, Kensington, Victoria 3031, Australia	1 Barrett Street Unit Trust

SCHEDULE 4.26
CORPORATE NAMES

Loan Party	Former Names	Trade Names
Sierra Wireless, Inc.	N/A	Sierra Wireless, Inc., Sierra Wireless
Sierra Wireless America, Inc.	Sierra Wireless Data, Inc., AirPrime, Inc., Sierra Wireless AirLink Solutions, Wavecom, Inc. InMotion (USA) Inc.	Sierra Wireless America, Inc., Sierra Wireless, Accel Networks
GenX Mobile Incorporated	Sierra Wireless Merger Inc.	GenX Mobile Inc.
Sierra Wireless (UK) Limited	Ingleby (1414) Limited	Sierra Wireless (UK) Ltd, Sierra Wireless
Cambridge Executive Limited	N/A	Cambridge Executive Limited, Blue Creation
Sierra Wireless Hong Kong Limited	Wavecom Asia Pacific Limited	Sierra Wireless Hong Kong Limited, Sierra Wireless
Sierra Wireless (Australia) Pty Limited	N/A	Sierra Wireless (Australia) Pty Limited, Sierra Wireless
Sierra Wireless Luxembourg S.à r.l.	Cristal Magenta S.à r.l.	Sierra Wireless Luxembourg S.à r.l, Sierra Wireless
M2M Connectivity Pty Limited	N/A	M2M Connectivity Pty Ltd
M2M One Pty Limited	N/A	M2M One Pty Ltd
D-Square Innovation Pty Limited	N/A	D-Square Innovation Pty Limited M2M Design Services

SCHEDULE 4.27
PART I - DEPOSIT ACCOUNTS

[Redacted: confidential banking information]

SCHEDULE 4.28
PERMITTED EARN OUT OBLIGATIONS
Nil.

SCHEDULE 4.30
TREASURY INVESTMENT POLICY
See attached.

Version 2.0
Date of last revision September 23, 2020

SIERRA WIRELESS, INC.
TREASURY INVESTMENT POLICY

1.0 PURPOSE:
To provide Sierra Wireless personnel responsible for cash management with consistent guidelines for investing cash and cash equivalents. The primary objectives of the Treasury Investment Policy are to:
1.    Minimize risk to capital
2.    Maintain adequate liquidity; giving consideration for foreseen and unforeseen capital requirements
3.    Diversify risks; minimize adverse effects of the failure of any one issuer, broker, or type of instrument
4.    Maximize rate of return on cash resources; within parameters of this Investment Policy

2.0 SCOPE:
These guidelines apply to Sierra Wireless, Inc. and its subsidiary companies (collectively referred to as “Sierra Wireless” or the “Company”) and all of its employees who have cash management responsibilities.

3.0 BACKGROUND:
Sierra Wireless may, from time to time, hold significant cash balances. The Company views the maintenance of cash balances as a business requirement due to the nature of the wireless technology business that requires significant purchase commitments at any given time. Further, cash flows can be subject to significant variability due to revenue fluctuations, product development cycles, inventory purchases and timing of capital expenditures.

4.0 CONCEPTS:
•The Company believes that cash balances, while generally secure when held by financial institutions of strong credit, are subject to low rates of return
•The Company believes that it is appropriate to distinguish between potential immediate pending cash requirements which require a high level of liquidity and a low level of volatility from potential cash requirements that may develop over a longer period of time. Longer term potential cash requirements may not require the same extent of liquidity and the company may be more tolerant of volatility in the short term if the return on such amounts is commensurate with this volatility
•The Company believes that management of the risk to capital can be achieved by identifying the term and credit of eligible instruments and only holding investments with intermediaries that are highly reputable such as the big five Canadian banks

5.0 GUIDELINES:
Management will weight various factors when considering eligible investments which include but is not limited to: (1) immediate versus long term cash requirements, (2) credit rating of instrument/debtor, (3) yield and (4) tenor of instrument.

Version 2.0
Date of last revision September 23, 2020

The Company will follow the investment guidelines set out below:

a.    Eligible Short Term Investments:
•All cash maintained in operating or savings bank accounts will be held with financial institutions that have a minimum short term credit rating equivalent to Moody’s P3
•Bank guaranteed instruments with maturities no greater than 90 days and with sponsoring banks with minimum short term credit rating equivalent to Moody’s P2
•Money Market Funds for USD investments
i.    SEC Rule 2a-7 First Tier Funds
ii.    AAA Rated Funds
•US or Canada federal government T-Bills, along with US or Canada federal government bonds with maturities not exceeding 90 days
•Bonds with maturities not exceeding 90 days issued by EU member states with minimum credit rating equivalent to Moody’s Aa2
•Canadian provincial bonds or US state bonds with maturities not exceeding 90 days, and minimum credit rating equivalent to Moody’s Aa2

b.    Eligible Long Term Investments:
•Securities available under Short Term Investments
•US or Canada federal government bonds with terms not exceeding 10 years
•Bonds issued by EU member states with terms not to exceed 10 years and with minimum credit rating equivalent to Moody’s Aa2
•Canadian provincial bonds or US state bonds with terms not exceeding 10 years and minimum credit rating equivalent to Moody’s Aa2
•Corporate bonds of US, Canada or EU origin, but excluding asset backed commercial paper, with terms not exceeding 10 years and minimum credit rating equivalent to Moody’s Aa2
•Duration of Long Term Investments portfolio not to exceed 5 years

c.    Other, general limitations
•Exposure to a particular issuer will be limited to 10% of the total portfolio with the exception of Canadian and US federal government issued instruments and those issued or guaranteed by large Canadian and US banks such as fully liquid bank accounts which will not be subject to this limitation.
•Investments should be held in issues which are traded actively (except time deposits) to facilitate transactions at a minimum cost and accurate market valuation.
•Portfolios will be restricted in the currencies in which instruments are denominated as follows:

Version 2.0
Date of last revision September 23, 2020
i.    Sierra Wireless, Inc. – limited to Canadian dollar and US dollar denominated instruments
ii.    Sierra Wireless America, Inc. - limited to US dollar denominated instruments
iii.    Sierra Wireless SA – limited to US and Euro denominated instruments
iv.    Other subsidiaries – limited to the instruments denominated in US dollars or the functional currency of the subsidiary
•All Long Term Investments must be approved by the CFO.

6.0 RESPONSIBILITY:
Administration of this policy will be the day to day responsibility of the Director, Treasury, including the authority to open accounts with Banks as needed. The Company’s Chief Financial Officer (“CFO”) is authorized to approve changes to this policy and is responsible for ensuring overall compliance with this policy. The CFO may approve exceptions to this policy. All questions of interpretation relating to this policy should be addressed to the Company’s Director, Treasury.

7.0 MANAGEMENT REPORTING:
A summary report of all outstanding investments will be provided and reviewed with the CFO on a quarterly basis with information such as counterparty, amount, rate, maturity date, credit rating of security, debtor.

8.0 POLICY REVIEW AND REVISION:
Management will review this policy with the Audit Committee of the Company’s Board of Directors no less frequently than on an annual basis.

EXHIBIT A
FORM OF ASSIGNMENT AND ACCEPTANCE
___________________, Assignee
Dated: _____________ ____, ______
Reference is made to the Amended and Restated Credit Agreement dated for reference January 19, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) by and among, inter alia, Sierra Wireless, Inc. (the “Borrower”), the other Loan Parties from time to time party thereto, the Lenders from time to time party thereto, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent. Terms used herein that are defined in the Credit Agreement are used with the meanings therein ascribed to them.
________________ (the “Assignor”) and _______________ (the “Assignee”) hereby agree as follows:
1.    The Assignor hereby sells and assigns to the Assignee without recourse and without representation or warranty (other than as expressly provided herein), and the Assignee hereby purchases and assumes from the Assignor, that interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the date hereof which represents the percentage interest specified in Item 2(b) of Annex I hereto (the “Assigned Share”) of all of the outstanding rights and obligations under the Credit Agreement relating to the Loans, including, without limitation, all rights and obligations with respect to the Assigned Share of such Commitment and of any outstanding Loans.
2.    The Assignor (i) represents and warrants that, subject to clause (ii) below, it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the other Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or the other Loan Documents or any other instrument or document furnished pursuant thereto; and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Loan Parties or the performance or observance by the Loan Parties of any of their obligations under the Credit Agreement or the other Loan Documents to which they are a party or any other instrument or document furnished pursuant thereto.
3.    The Assignee (i) confirms that it has received a copy of the Credit Agreement and the other Loan Documents, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance Agreement; (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) confirms that it is an eligible assignee under Section 11.05 of the Credit Agreement; (iv) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto; and (v) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender.
4.    Following the execution of this Assignment and Acceptance Agreement by the Assignor and the Assignee, an executed original hereof (together with all attachments) will be delivered to the Administrative Agent. The effective date of this Assignment and Acceptance Agreement shall be the date of execution hereof by the Assignor and the Assignee and the receipt of the consent of the Administrative Agent and Borrower to the extent required by Section 11.05 of the Credit Agreement and receipt by the Administrative Agent of the administrative fee referred to in such Section 11.05 to the extent required thereby, unless otherwise specified in Item 3 of Annex I hereto (the “Settlement Date”), provided that on such Settlement Date, all other requirements of this paragraph 4 shall be satisfied.
5.    Upon the delivery of a fully executed copy hereof to the Administrative Agent, as of the Settlement Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance Agreement, have the rights and obligations of a Lender thereunder and under the other Loan Documents and the Loan Parties shall be entitled to recourse to the Assignee pursuant to the Loan Documents as if the Assignee had originally been named a party thereto, and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance Agreement, relinquish its rights and be released from its obligations under the Credit Agreement and the other Loan Documents other than as provided therein.
6.    It is agreed that upon the effectiveness hereof, the Assignee shall be entitled to (i) all interest on the Assigned Share of the Loans at the rates specified in Item 4 of Annex I; and (ii) all Standby Fees (if applicable) on the Assigned Share at the rate specified in Item 5 of Annex I hereto; which, in each case, accrue on and after the Settlement Date, such interest and, if applicable, Standby Fees to be paid by the Administrative Agent directly to the Assignee. It is further agreed that all payments of principal made on the Assigned Share of the Loans which occur on and after the Settlement Date will be paid directly by the Administrative Agent to the Assignee. Upon the Settlement Date, the Assignee shall pay to the Assignor an amount specified by the Assignor in writing which represents the Assigned Share of the principal amount of the respective Loans made by the Assignor pursuant to the Credit Agreement which are outstanding on the Settlement Date, net of any closing costs, and which are being assigned hereunder. The Assignor and the Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Settlement Date directly between themselves.
7.    THIS ASSIGNMENT AND ACCEPTANCE AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN BUT EXCLUDING ALL CHOICE OF LAW AND CONFLICTS OF LAWS RULES THEREOF.
IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Assignment and Acceptance Agreement, as of the date first above written, such execution also being made on Annex I hereto.
Accepted this _____ day    [NAME OF ASSIGNOR],
of _______, ____    as Assignor

By:__________________________

Name:________________________

Title:_________________________

[NAME OF ASSIGNEE],
as Assignee

By:__________________________

Name:________________________
Title:_________________________
Acknowledged and Agreed:
CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent

By:__________________________

Name:________________________
Title:_________________________

SIERRA WIRELESS, INC.
as Borrower

By:__________________________

Name:________________________
Title:_________________________

ANNEX FOR ASSIGNMENT AND ACCEPTANCE AGREEMENT
ANNEX I
1.    Date of Assignment Agreement:
2.    Amounts (as of date of Item #1 above):

Loans
a. Aggregate Amount for all Lenders	$_________

b. Assigned Share	_________%

c. Amount of Assigned Share	$_________

3. Settlement Date:

4. Rate of Interest to the Assignee:	As set forth in Section 2.06 of the Credit Agreement (unless otherwise agreed to by the Assignor and the Assignee)

5. Fees Payable:	As set forth in Section 2.05 of the Credit Agreement (unless otherwise agreed to by the Assignor and the Assignee)

6. Notice: ASSIGNOR: Attention: Telephone: Telecopier: Reference: ASSIGNEE: Attention: Telephone: Telecopier: Reference: Payment Instructions: See Attached

ASSIGNOR: Attention: Reference: ASSIGNEE: Attention: Reference:

Accepted and Agreed:

[NAME OF ASSIGNEE] By: Name: Title:	[NAME OF ASSIGNOR] By: Name: Title:

EXHIBIT B
FORM OF NOTICE OF BORROWING
Canadian Imperial Bank of Commerce
595 Bay Street, 5th Floor
Toronto, Ontario
M5G 2C2
Attention:  [Redacted: personal information]
Email:      [Redacted: personal information]

(with cc. by way of email to [Redacted: personal information])

Ladies and Gentlemen:

The undersigned refers to the Amended and Restated Credit Agreement dated for reference January 19, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined) among, inter alia, the undersigned, the other loan parties from time to time party thereto (the “Loan Parties”), the lenders from time to time party thereto (the “Lenders”), and Canadian Imperial Bank of Commerce as administrative agent (the “Administrative Agent”), and hereby irrevocably gives you notice, pursuant to Section 2.03 of the Credit Agreement that the undersigned hereby requests a Borrowing under the Credit Agreement, and in that connection sets forth below the information relating to such Loan (the “Proposed Borrowing”):
(i)    The Business Day of the Proposed Borrowing is _________ __, ____.
(ii)    The Type of Borrowing comprising the Proposed Borrowing is a [Prime Rate Borrowing] [B/A Borrowing] [U.S Base Rate Borrowing] [LIBOR Borrowing]
(iii)    The aggregate amount of the Proposed Borrowing is $_______.
[(iv)    The initial Contract Period for each [B/A Borrowing] [LIBOR Borrowing] made as part of the Proposed Borrowing is _________ month[s].]
The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the Proposed Borrowing:
(B)the representations and warranties contained in Article IV of the Credit Agreement are true and correct in all material respects on and as of the date of the Proposed Borrowing, before and after giving effect to the Proposed Borrowing and to the application of the proceeds therefrom, as though made on and as of such date (other than any such representations or warranties that, by their terms, refer to a specific date other than the date of the Proposed Borrowing, in which case, as of such specific date);
(C)no event has occurred and is continuing, or would result from such Proposed Borrowing or from the application of the proceeds therefrom, that constitutes a Default or an Event of Default; and
(D)the Credit Utilization does not exceed the lesser of the Borrowing Base and the Commitment after giving effect to the Proposed Borrowing.

The undersigned hereby irrevocably authorizes and directs the Administrative Agent to deposit the proceeds of the Proposed Borrowing to the following account of the Borrower: [insert account details].
Very truly yours,

SIERRA WIRELESS, INC., by its authorized signatory:
By:
Name:
Title:

EXHIBIT C
FORM OF NOTICE OF CONVERSION OR CONTINUATION
Canadian Imperial Bank of Commerce
595 Bay Street, 5th Floor
Toronto, Ontario
M5G 2C2
Attention:  [Redacted: personal information]
Email:      [Redacted: personal information]

(with cc. by way of email to [Redacted: personal information])

Ladies and Gentlemen:
The undersigned refers to the Amended and Restated Credit Agreement dated for reference January 19, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined) among, inter alia, the undersigned, the other loan parties from time to time party thereto (the “Loan Parties”), the lenders from time to time party thereto (the “Lenders”), and Canadian Imperial Bank of Commerce as administrative agent (the “Administrative Agent”), and hereby irrevocably gives you notice, pursuant to Section 2.09 of the Credit Agreement that the undersigned hereby requests the following under the Credit Agreement, and in that connection sets forth below the information relating to such request (the “Proposed Conversion/Continuation”):
(a)    on [date] convert $[___________] of the aggregate outstanding principal amount of the Loan that is a [B/A Borrowing/Prime Rate Borrowing/LIBOR Borrowing/US Base Rate Borrowing], into a(n) [____________] Borrowing [and, in the case of a B/A Borrowing / LIBOR Borrowing, having a Contract Period of [_________] month(s)];
[(b)    on [date] continue $[___________] of the aggregate outstanding principal amount of [B/A Borrowings and/or LIBOR Borrowings], maturing on _________, as [B/A Borrowings and/or LIBOR Borrowings] having a Contract Period of [___________] month(s)].
The undersigned hereby certifies that on the date hereof, and on the date of the Proposed Conversion/Continuation requested herein no event has occurred and is continuing, or would result from such Proposed Conversion/Continuation or from the application of the proceeds therefrom, that constitutes a Default or an Event of Default.
Very truly yours,
SIERRA WIRELESS, INC., by its authorized signatory:

By:
Name:
Title:

EXHIBIT D

FORM OF COMPLIANCE CERTIFICATE
[Redacted: commercially sensitive information]

SCHEDULE A TO COMPLIANCE CERTIFICATE
FINANCIAL COVENANT CALCULATIONS
[Redacted: commercially sensitive information]

EXHIBIT E
FORM OF BORROWING BASE CERTIFICATE
[Redacted: commercially sensitive information]

APPENDIX I

Canadian Imperial Bank of Commerce
CIBC Innovation Banking
199 Bay Street, 4th Floor
Toronto, ON M5L 1A2

September 29, 2021

Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia
V6V 3A4

Attention: David Jung
Dear David
Re:    Addition of BDC Term Facility
A.Reference is made to the amended and restated credit agreement January 19, 2022 between Sierra Wireless, Inc. (the “Borrower”), as borrower, Canadian Imperial Bank of Commerce (the “Administrative Agent”), in its capacity as administrative agent, issuing lender and swingline lender, the lenders from time to time party thereto (the “Lenders”), as lenders, and the other obligors party thereto (collectively, with the Borrower, the “Loan Parties”), as obligors, as may be amended or supplemented (the “Credit Agreement”) under which one or more credit facilities have been provided to the Borrower (the “CIBC Credit Facilities”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given to them in the Credit Agreement.
B.As a result of the unexpected economic impacts of the novel coronavirus (COVID-19), the Business Development Bank of Canada (“BDC”) has established its $20 Billion loan participation program (the “Program”) to assist Canadian businesses. Canadian Imperial Bank of Commerce is an approved lender under the Program.
C.The Borrower has applied for, and the Lenders are pleased to provide, a credit facility under the Program upon, and in reliance upon, the acknowledgements, representations, warranties, covenants and conditions set forth in this Agreement. This Agreement amends the Credit Agreement to add the additional credit facility and related amendments, representations, warranties and covenants set out herein.

BDC Term Facility
Loan Amount:	CDN$ 12,500,000 (the “BDC Term Facility”)

Purpose:
The proceeds from the BDC Term Facility are to be used to exclusively fund the operational cash flow needs of the Borrower (including normally scheduled principal and interest payments on the CIBC Credit Facilities and repayments of temporary advances or borrowing excesses (the “Temporary Excesses”) under the CIBC Credit Facilities advanced to the Borrower since March 1, 2020, as well as to satisfy ordinary course of business lease, equipment or supplier financing payments). For certainty, principal repayments will not include repayments which repayment schedule was accelerated after March 1, 2020. For further certainty, the proceeds from the BDC Term Facility may be applied to repay outstanding Loans under the Credit Agreement.
Temporary Excesses advanced after March 1, 2020 may be repaid from the proceeds of the BDC Term Facility and the Commitment permanently reduced in the sole discretion of the Administrative Agent.

Description:	A non-revolving term loan advanced in full on September 29, 2021. Principal that is repaid is not available to be re-borrowed.

Availability:	The BDC Term Facility is available by way of a single advance made within one (1) Business Day following satisfaction of the conditions precedent to this facility. The BDC Term Facility will be available by way of Prime Rate Loans. All undrawn amounts following such advance shall be automatically and permanently cancelled.

Effective Date:
The date on which the conditions precedent to the advance of the BDC Term Facility been waived or satisfied and the BDC Term Facility has been advanced by the Lenders to the Borrower (the “Effective Date”).

Upfront/Commitment Fee:	0.25% of the maximum amount of the BDC Term Facility, which will be fully earned by the Administrative Agent for the account of the Lenders and shall be due and payable by the Borrower in full on the Effective Date.
Interest Rate:	Prime Rate plus 2.50% per annum.

Maturity Date:
The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Lenders, the then unpaid principal amount of the BDC Term Facility, plus all accrued and unpaid interest and fees, by no later than September 29, 2026 or such later date as agreed to by the Administrative Agent and the Lenders in writing (the “BDC Term Maturity Date”)

Repayment:	The BDC Term Facility is repayable as follows:

From the period beginning with the initial advance of the BDC Term Facility until the first anniversary of the initial advance of the BDC Term Facility, payments of interest only, payable quarterly in arrears on the last day of each quarter beginning with the last day of the quarter in which the BDC Term Facility was advanced.
Beginning on the first anniversary of the initial advance of the BDC Term Facility, regular quarterly payments of principal based on a ten (10) year amortization schedule, plus accrued interest payable quarterly in arrears on the last day of each quarter beginning with the last day of the quarter in which the first anniversary of the initial advance of the BDC Term Facility occurs. The outstanding amount owing under the BDC Term Facility plus all accrued interest and fees is payable on the BDC Term Maturity Date.

These repayment terms have been structured such that your final payment will include all outstanding principal, accrued interest and other amounts due but unpaid under the BDC Term Facility. Note that this final payment will be greater than each of the regular payments you have been making.

Acceleration:	Notwithstanding the foregoing, at any time that an Event of Default is continuing, this loan is repayable immediately on demand by the Administrative Agent.

Prepayment:	The Borrower shall have the option to prepay any principal amount of this loan at any time (provided that interest is not on a fixed-rate basis). Any such optional prepayment shall be applied to the instalments specified above in the inverse order of their maturity, with the result being that the term of this loan will be reduced accordingly.

Fees and Expenses:	The out-of-pocket fees and expenses of the Lenders with respect to the BDC Term Facility shall be for the account of the Borrower.

Application of Payments:
Notwithstanding any provision herein to the contrary, and subject to Section 2.11(i) of the Credit Agreement, all payments made by or for the account of the Loan Parties to the Administrative Agent after any or all of the Obligations have been accelerated, including the proceeds of Collateral, shall be applied as follows:
(a)first, to payment of costs and expenses, including legal fees and expenses, of the Administrative Agent in connection with the Loan Documents;
(b)second, to payment of legal fees and expenses of the Lenders in connection with the Loan Documents;
(c)third, to payment of all accrued and unpaid interest on the Obligations and any other fees owed by the Loan Parties to the Administrative Agent, the Lenders, the Issuing Lender or the Swingline Lender;
(d)fourth, to repay all Loans or reimbursements obligations in respect of Letters of Credit;
(e)fifth, to payment of any other outstanding Obligations in respect of the Loans other than the BDC Term Facility; and
(f)sixth, to payment of any outstanding amounts owing under the BDC Term Facility.

Restricted Payments:	Notwithstanding anything contained in Section 7.09 (Restricted Payments) of the Credit Agreement, the Loan Parties shall not make any Restricted Payments until such time that the BDC Term Facility has been repaid in full.

Compensation:
Each of the Loan Parties hereby agrees that it will not declare, pay or make, or agree to pay or make, directly or indirectly, any increase in the compensation payable to its executive level employees from the levels in effect immediately prior to the date of this Agreement, not including or taking into account any reductions made to such compensation levels as a result of COVID-19, until such time that the BDC Term Facility has been repaid in full, other than an increase to an executive level employee’s compensation of not more than 5% as compared to such employee’s current compensation as a result of a merit-based raise.

Cross-Default	In addition to any other Event of Default set forth in the Credit Agreement, it shall be an Event of Default if the Borrower defaults in the performance or observance of any other obligation, term or covenant (including without limitation the failure to pay any principal or interest when due and payable) contained in any other credit facility or agreement with the Lenders.
1.CONDITIONS PRECEDENT
The Administrative Agent and the Lenders shall not be obliged to make available any amount under the BDC Term Facility unless:
(a)the Administrative Agent shall have received written notice from the Borrower as to the amount and date of the advance of the BDC Term Facility at least 1 Business Day in advance;
(b)on the date of the advance of the BDC Term Facility, none of the Loan Parties shall have failed to observe or perform any of its covenants in the Credit Agreement, as amended by this Agreement or any of the Security Documents or any other Loan Documents;
(c)all representations and warranties of the Loan Parties in the Credit Agreement, as amended by this Agreement, shall be true and correct as of the date of the advance of the BDC Term Facility with the same effect as if such representations and warranties had been made on and as of such date, and the Borrower shall have delivered to the Administrative Agent, if so requested by the Administrative Agent, an Officers’ Certificate to such effect;
(d)there shall not have occurred subsequent to the date of last annual financial statements of the Borrower, in the opinion of the Administrative Agent, any event which (individually or with any other events) has had, or which has a reasonable possibility of having, a Material Adverse Effect, except for the occurrence of the COVID-19 pandemic and its effects on the financial condition of the Loan Parties as disclosed by the Borrower to the Administrative Agent in writing;
(e)the Borrower shall have delivered to the Administrative Agent, certified copies of the resolutions of the board of directors of the Borrower authorizing the Borrower to enter into this Agreement and to perform its obligations hereunder; and
(f)the Borrower shall have executed and delivered to the Administrative Agent the Borrower Representations and Warranties in the form attached to this Agreement as Annex I (“BDC Term Loan Representations and Warranties”).
2.SECURITY

Each of the Loan Parties acknowledges and agrees that all guarantees, security agreements, mortgages and other security held by the Administrative Agent for the benefit of the Lenders from time to time as general security for the CIBC Credit Facilities shall also be held as security for the BDC Term Facility.

3.ADDITIONAL REPRESENTATIONS AND COVENANTS
The Borrower hereby represents, warrants and agrees as follows (and acknowledges and agrees that the Administrative Agent and the Lenders are relying on the representations, warranties and agreements of the Borrower set out in this Agreement to provide the BDC Term Facility):
(a)the representations, warranties and covenants set out in the BDC Term Loan Representations and Warranties are incorporated into this Agreement as if set out in full herein and are deemed to be repeated as of the date of execution of this Agreement by the Loan Parties and as of the date of advance of the BDC Term Facility by the Lenders;
(b)the Borrower agrees that it will use the proceeds from the BDC Term Facility to exclusively fund operational cash flow needs of the Borrower and its subsidiaries (including, without limitation, (a) the repayment of Borrowings outstanding under the Loans described in Section 2.01 of the Credit Agreement so long as such repayment does not reduce the Commitment available to the Borrower under such facility; (b) pay scheduled principal and interest payments on existing loans with the Administrative Agent or the Lenders; and (c) pay scheduled payments on financing leases and other equipment or supplier financing of the Borrower. For certainty, the Borrower agrees not to drawdown loans under the BDC Term Facility or any of the other CIBC Credit Facilities solely for the purpose of accumulating and/or maintaining cash in depository or investment accounts outside the ordinary course of business;
(c)each of the Loan Parties acknowledges and agrees that BDC will be purchasing an 80% participation in the BDC Term Facility and further acknowledges and agrees as follows:
(1)notwithstanding the participation of BDC, the Loan Parties will deal solely with the Administrative Agent as if the Administrative Agent owned 100% of the BDC Term Facility;
(2)without limiting any of the provisions of the Credit Agreement with respect to confidentiality, each of the Loan Parties acknowledges and agrees that the Administrative Agent may disclose to Her Majesty the Queen in Right of Canada, BDC and their respective auditors and advisors, all confidential information relating to the CIBC Credit Facilities, the BDC Term Facility, the Loan Parties and their respective property, assets, business and prospects from time to time, as may be required or requested from time to time from any of such parties or as the Administrative Agent may determine to be necessary or desirable; and
(3)pursuant to a master participation agreement between BDC and the Administrative Agent, the Loan Parties acknowledge that:
(i)in connection with any demand for payment of the CIBC Credit Facilities or realization under the Security Documents, the payment of all principal and interest owing under the CIBC Credit Facilities and certain other obligations owing to the Lenders from time to time will generally rank ahead of the payment of the principal and interest owing under the BDC Term Facility; and
(ii)the consent of BDC will be required for certain amendments to, or waiver of, the current terms and conditions applicable to the BDC Term Facility and the CIBC Credit Facilities (including increases in the commitments thereunder, deferral of certain principal or interest payments, extension of the maturity date and releases of certain collateral from, or releases or subordination of certain of, the Security).

(d)each of the Loan Parties further represents and warrants to the Administrative Agent and the Lenders that the following statements are true, correct and complete as of the date of execution of this Agreement by them and as of the date of each advance of the BDC Term Facility:
(1)it has all necessary capacity, power and authority to own your property, to carry on the business carried on by it, and to enter into and perform its obligations under the Credit Agreement, as amended by this Agreement;
(2)this Agreement has been duly authorized, executed and delivered, and constitutes legal, valid and binding obligations and is enforceable in accordance with its terms;
(3)the execution and delivery by it of this Agreement and the performance by it of its obligations under the Credit Agreement, as amended by this Agreement, the Security Documents and the other Loan Documents to which it is a party, and the borrowing by the Borrower of the BDC Term Facility, will not conflict with or result in a breach of any applicable law, and will not conflict with or result in a breach of or constitute a default under any of the provisions of its constating documents or by laws or any agreement or restriction to which it is a party or by which it is bound;
(4)all financial statements that have been or will be delivered to the Administrative Agent will present fairly its financial position in accordance with Generally Accepted Accounting Principles, as of the dates thereof and for the fiscal periods then ended;
(5)since the date of the most recent financial statements delivered to the Administrative Agent, there has occurred no event which, individually or with any other events, has had, or which may reasonably be expected to have, a Material Adverse Effect, except for the occurrence of the COVID-19 pandemic and its effects on the financial condition of the Loan Parties as disclosed by the Borrower to the Administrative Agent in writing;
(6)it has not failed to observe or perform, any of its obligations under the Credit Agreement, as amended by this Agreement, the Security Documents or any of the other Loan Documents;
(7)the representations and warranties contained in the Credit Agreement are and will be true, correct and complete in all material respects on the date of this Agreement and the date of the advance of the BDC Term Facility to the same extent as though made on and as of such date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date;
(8)no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Agreement that would constitute a default or an Event of Default; and
(9)all security delivered to or for the benefit of the Administrative Agent for the benefit of the Lenders pursuant to the Credit Agreement and the other Loan Documents remains in full force and effect and secures all Obligations of the Loan Parties under the Credit Agreement, as amended by this Agreement, the Security Documents and the other Loan Documents.
4.GENERAL
Each of the Loan Parties hereby agrees that this Agreement amends the Credit Agreement and this Agreement and the Credit Agreement shall be read as one document. All references to “Loans” or “Borrowings” in the Credit Agreement shall include the BDC Term Facility and all other terms and conditions of the Credit Agreement shall apply to the BDC Term Facility. All references to “Agreement” or similar terms in the Credit Agreement, any Security Documents or any other Loan Documents shall include the Credit Agreement as amended by this Agreement and all further amendments and supplements from time to time.
Each of the Loan Parties hereby (a) reaffirms its obligations under the Credit Agreement, as amended hereby, the Security Documents and all other Loan Documents to which it is a party, and (b) agrees that the Credit Agreement, as amended hereby, the Security Documents and all other Loan Documents to which it is a party remain in full force and effect and are hereby ratified and confirmed.
Each of the Loan Parties also reaffirms each mortgage, charge, security interest and other lien granted by it in favour of the Administrative Agent pursuant to the Security Documents.
The execution, delivery and performance of this Agreement shall not, except as expressly provided for herein, constitute a waiver or amendment of any event of default or any provision of, or operate as a waiver or amendment of any right, power or remedy of the Administrative Agent and the Lenders under the Credit Agreement or any other document.
5.PARAMOUNTCY
In the event of a conflict or inconsistency between the terms of this Agreement and the terms of the Credit Agreement, the relevant provision of this Agreement shall prevail to the extent necessary to resolve such conflict or inconsistency.
6.GOVERNING LAW
This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
7.COUNTERPARTS
This Agreement may be executed in original and/or facsimile counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.